UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

DECEMBER 31, 2017

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Opinion

We have audited the accompanying parent company financial statements of Telefônica Brasil S.A. ("Company" or "Parent company"), which comprise the balance sheet as at December 31, 2017 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Telefônica Brasil S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2017 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefônica Brasil S.A. and of Telefônica Brasil S.A. and its subsidiaries as at December 31, 2017, and the financial performance and cash flows for the year then ended, as well as the consolidated financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the parent company and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a key audit matter	How the matter was addressed in the audit

Provision for tax and regulatory contingencies

The Company and its subsidiaries are parties to a number of judicial and administrative civil, labor, tax and regulatory proceedings which arise in the normal course of their activities (Notes 3 and 18 to the financial statements). With respect to these tax and regulatory areas, the Company and its subsidiaries, at December 31, 2017, present loss contingencies totaling R$ 44 billion and R$6.4 billion, respectively, of which R$ 3.5 billion and R$ 1.1 billion, respectively, had been provided for as management, supported by external legal counsel, believes the likelihood of loss to be probable.

Because of the complexity of the tax and regulatory environment, the significance of the amounts involved and the critical judgment required to estimate the likelihood of loss, any changes in perspectives and/or judgment may significantly affect the financial statements of the Company and its subsidiaries.

For these reasons, we focused on the calculation and disclosure of these contingencies during our audit.

Our audit procedures included:

a) Obtaining confirmation from the Company's external legal counsel for ongoing tax and regulatory proceedings, as well as management’s estimates of the amounts and the likelihood of loss;

b) Having management obtain, for significant tax and regulatory proceedings, with more subjective and complex interpretations, a position from renowned, independent experts on the likelihood of loss, and the basis for a defense;

c) For the more significant contingencies, meeting with management to discuss and assess, with the support of our experts, when applicable, the Company’s basis of conclusion;

d) Assessing the adequacy of the disclosures presented in the notes to the financial statements; and

e) Understanding and assessing the principal internal controls over the contingency identification and registration/disclosure processes.

We have concluded that management has adequate internal controls and accounting policies, as well as supporting documentation, to provide a reasonable and consistent basis for its conclusions.

Recognition of unbilled revenue

The recognition of revenue obtained from telecommunication services is considered a significant inherent risk, because it involves complex billing systems, requiring the processing of large volumes of data across varied product portfolios, which contain pricing inputs from a number of marketing plans (Notes 3 and 23 to the financial statements).

Additionally, within this context, revenues are recognized on a monthly basis upon inflow of economic benefits and when there are the billed and unbilled revenues, arising from the services rendered between the billing date and the end of the month, being identified, processed, and recognized at the end of the service month. Unbilled revenue recorded in the month during which the services were rendered is reversed in the month subsequent to the effective billing month, and a new calculation for the measurement of unbilled revenue from services rendered during that month is made. This practice is repeated during the year.

We focused on this area during our audit because any inconsistency in the calculation of these estimates may significantly affect the financial statements of the Company and its subsidiaries.

Our audit procedures included, among others:

a) Assessing and testing the relevant Information Technology (IT) systems;

b) Testing the transactions of revenue from services rendered on a non-statistical sampling basis;

c) Understanding and assessing management’s estimates to determine realized unbilled revenue at the end of the year;

d) Recalculating the estimate of revenue realized but not billed at the end of the year, and comparing these estimates with revenue effectively billed in the month after the closing;

e) Adequacy of disclosures presented in the notes to the financial statements; and

f) Understanding and assessing the principal internal controls over the measurement and accounting recognition of unbilled revenue from services rendered.

We have established that the internal controls and the estimates used by management have applied a reasonable basis for the recognition of revenue, consistent with the information included in the financial statements.

Internal control and information technology environment

The Company is engaged in the provision of telecommunications services and in the development of activities that are necessary or support the performance of such services. The services include: (i) Switched Fixed Telephone Service ("STFC"), (ii) Multimedia Communication Service ("SCM"), data communication, including broadband Internet);

(iii) Personal Mobile Service ("SMP"); and (iv) Cable Television Network (Conditioned Access Service - "SEAC"), throughout Brazil, via concessions and authorizations, as established in the General Grant Plan ("PGO"). The Company is highly dependent on its information technology structure, which processes a considerable volume of transactions from its business operations.

Because of the Company's history of acquisitions as well as the volume of the Company's transactions, its information technology structure comprises more than one technological platform, each with different processes and segregated controls, which require a robust internal control system. Management is required to closely monitor daily operations, including the follow-up and compilation of physical quantitative, financial, and fiscal information from the services rendered.

We focused on this area in our audit because we identified a number of both manual and automated operational controls, a high level of system accesses, and decentralized segregation of duties environment. The assessment of the effectiveness of the processes and controls is critical to the audit process and to the definition of the intended scope for obtaining the necessary comfort, because a failure in the controls and/or processes might result in the incorrect processing of information and, consequently, in the improper presentation of the financial statements.

With the support of our information technology experts, our audit procedures included the understanding and assessment of the information technology environment and the automated and manual controls over the application systems that are relevant to the preparation of the financial statement.

The procedures carried out comprise the combination of testing of the principal controls (and, when necessary, compensatory control testing), the testing of information security components, of privileged management access and of segregation of duties, that impact the financial statements. We also tested the automated and manual accounting entries, using a sample defined based on specific criteria related to the control transgression risk.

The results of these procedures provided appropriate and sufficient audit evidence regarding the proper preparation of the financial statements.

Other matters

Statements of value added

The parent company and consolidated statements of value added for the year ended December 31, 2017, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the financial statements of the Company and its subsidiaries. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the Brazilian Technical Pronouncements Committee CPC 09 - "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Prior-year information

The financial statements for the year ended December 31, 2016 were audited by another firm of independent auditors, whose report, dated February 17, 2017, expressed an unqualified opinion on those statements.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the parent company and consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 16, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Estela Maris Vieira de Souza

Contadora CRC 1RS046957/O-3

TELEFÔNICA BRASIL S.A.
Balance Sheets
At December 31, 2017 and 2016 (In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	12.31.17	12.31.16	12.31.17	12.31.16	LIABILITIES AND EQUITY	Note	12.31.17	12.31.16	12.31.17	12.31.16

Current assets		16,668,039	17,482,265	16,731,666	18,398,995	Current liabilities		18,819,861	20,280,286	17,862,531	20,438,575
Cash and cash equivalents	4	3,681,173	4,675,627	4,050,338	5,105,110	Personnel, social charges and benefits	14	648,957	746,798	723,380	760,643
Trade accounts receivable	5	8,413,403	8,282,685	8,588,466	8,701,688	Trade accounts payable	15	8,560,844	7,539,395	7,447,100	7,611,246
Inventories	6	324,711	368,151	348,755	410,413	Taxes, charges and contributions	16	1,669,741	1,698,334	1,731,315	1,770,731
Taxes recoverable	7.a	2,386,258	2,952,622	2,563,990	3,027,230	Dividends and interest on equity	17	2,396,116	2,195,031	2,396,116	2,195,031
Judicial deposits and garnishments	8	324,465	302,349	324,638	302,424	Provisions	18	1,434,911	1,183,623	1,434,911	1,183,623
Prepaid expenses	9	425,298	336,508	446,439	343,092	Deferred revenue	19	370,493	428,488	372,561	429,853
Dividends and interest on equity	17	323,206	-	-	-	Loans and financing	20	1,620,955	2,542,975	1,620,955	2,542,975
Derivative financial instruments	31	87,643	68,943	87,643	68,943	Debentures	20	1,412,486	2,120,504	1,412,486	2,120,504
Other assets	10	701,882	495,380	321,397	440,095	Derivative financial instruments	31	5,107	183,212	5,239	183,212
						Other liabilities	21	700,251	1,641,926	718,468	1,640,757
Noncurrent assets		85,495,114	84,475,240	84,651,169	83,667,264
Long-term assets						Noncurrent liabilities		13,881,934	12,432,800	14,058,946	12,383,265
Short-term investments pledged as collateral		81,472	78,153	81,486	78,166	Personnel, social charges and benefits	14	21,648	11,016	23,284	11,016
Trade accounts receivable	5	167,682	200,537	273,888	305,411	Trade accounts payable	15	-	71,907	-	71,907
Taxes recoverable	7.a	740,104	474,240	743,285	476,844	Taxes, charges and contributions	16	18,463	20,996	49,448	49,131
Deferred taxes	7.b	-	-	371,408	27,497	Deferred taxes	7.b	709,325	88,695	709,325	-
Judicial deposits and garnishments	8	6,155,821	5,974,733	6,339,167	6,049,142	Provisions	18	6,566,056	6,591,493	6,709,839	6,625,638
Prepaid expenses	9	21,684	35,340	23,116	36,430	Deferred revenue	19	350,637	511,786	350,637	511,786
Derivative financial instruments	31	76,762	144,050	76,762	144,050	Loans and financing	20	2,320,147	3,126,792	2,320,147	3,126,792
Other assets	10	86,345	53,363	88,935	55,565	Debentures	20	3,108,253	1,433,803	3,108,253	1,433,803
Investments	11	1,949,276	1,407,155	98,902	85,745	Derivative financial instruments	31	15,412	1,404	15,412	1,404
Property, plant and equipment	12	33,112,532	31,837,549	33,222,316	31,924,918	Other liabilities	21	771,993	574,908	772,601	551,788
Intangible assets	13	43,103,436	44,270,120	43,331,904	44,483,496
						TOTAL LIABILITIES		32,701,795	32,713,086	31,921,477	32,821,840

						Equity		69,461,358	69,244,419	69,461,358	69,244,419
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,213,522	1,272,581	1,213,522	1,272,581
						Income reserves	22	2,463,228	2,474,974	2,463,228	2,474,974
						Other comprehensive income	22	21,328	11,461	21,328	11,461
						Additional proposed dividends	22	2,191,864	1,913,987	2,191,864	1,913,987

TOTAL ASSETS		102,163,153	101,957,505	101,382,835	102,066,259	TOTAL LIABILITIES AND EQUITY		102,163,153	101,957,505	101,382,835	102,066,259

TELEFÔNICA BRASIL S.A.
Income Statements
Years ended December 31, 2017 and 2016
(In thousands of reais, except earnings per share)

		Company		Consolidated
	Note	2017	2016	2017	2016

Net operating revenue	23	39,343,728	38,625,395	43,206,832	42,508,459

Cost of sales	24	(19,135,195)	(18,734,552)	(20,272,530)	(20,823,014)

Gross profit		20,208,533	19,890,843	22,934,302	21,685,445

Operating income (expenses)		(15,301,695)	(14,753,448)	(16,302,065)	(15,317,426)
Selling expenses	24	(12,758,952)	(11,996,153)	(13,136,474)	(12,455,366)
General and administrative expenses	24	(2,334,905)	(2,685,366)	(2,443,105)	(2,793,386)
Other operating income	25	782,932	939,516	464,182	968,479
Other operating expenses	25	(990,770)	(1,011,445)	(1,186,668)	(1,037,153)

Operating income		4,906,838	5,137,395	6,632,237	6,368,019

Financial income	26	1,675,172	2,654,574	1,755,958	2,781,359
Financial expenses	26	(2,636,113)	(3,936,318)	(2,659,002)	(4,015,900)
Equity pickup	11	1,303,484	845,776	1,580	1,244

Income before taxes		5,249,381	4,701,427	5,730,773	5,134,722

Income and social contribution taxes	27	(640,591)	(616,185)	(1,121,983)	(1,049,480)

Net income for the year		4,608,790	4,085,242	4,608,790	4,085,242

Basic and diluted earnings per common share (in R$)	22	2.56	2.27
Basic and diluted earnings per preferred share (in R$)	22	2.82	2.50

TELEFÔNICA BRASIL S.A. Statements of Changes in Equity Years ended December 31, 2017 and 2016 (In thousands of reais)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income	Total equity

Balances at December 31, 2015	63.571.416	63.074	1.297.295	(87.805)	1.703.643	6.928	700.000	-	1.287.223	25.468	68.567.242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1.287.223)	-	(1.287.223)
Prescribed equity instruments, including unclaimed dividends and interest on equity	-	-	-	-	-	-	-	221.559	-	-	221.559
Preferred shares delivered referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	10.141	-	(10.141)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156.266)	-	(14.007)	(170.273)
Net income for the year	-	-	-	-	-	-	-	4.085.242	-	-	4.085.242
Allocation of income:
Legal reserve	-	-	-	-	204.262	-	-	(204.262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2.172.145)	-	-	(2.172.145)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(700.000)	700.000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550.000	(550.000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1.913.987)	1.913.987	-	-

Balances at December 31, 2016	63.571.416	63.074	1.297.297	(87.790)	1.907.905	17.069	550.000	(0)	1.913.987	11.461	69.244.419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1.913.987)	-	(1.913.987)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	101.778	-	-	101.778
Repurchase of preferred shares	-	-	-	(32)	-	-	-	-	-	-	(32)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
DIPJ adjustment - Tax incentives	-	-	-	-	-	10.815	-	(10.815)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(113.811)	-	9.867	(103.944)
Equity transactions (Note 1 c.1)	-	-	(59.029)	-	-	-	-	-	-	-	(59.029)
Net income for the year	-	-	-	-	-	-	-	4.608.790	-	-	4.608.790
Allocation of income:
Legal reserve	-	-	-	-	230.439	-	-	(230.439)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2.416.639)	-	-	(2.416.639)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(550.000)	550.000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	297.000	(297.000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2.191.864)	2.191.864	-	-

Balances at December 31, 2017	63.571.416	63.074	1.238.268	(87.820)	2.138.344	27.884	297.000	(0)	2.191.864	21.328	69.461.358

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Cash Flows
Years ended December 31, 2017 and 2016
(In thousands in reais)

	Company		Consolidated
	2017	2016	2017	2016
Cash flows from operating activities

Income before taxes	5.249.381	4.701.427	5.730.773	5.134.722
Ajustement of:
Depreciation and amortization	7.826.184	7.166.177	7.853.734	7.654.406
Foreign exchange on loans and derivative financial instruments	60.237	75.075	57.832	75.075
Monetary losses	536.891	632.120	543.852	620.570
Equity pickup	(1.303.484)	(845.776)	(1.580)	(1.244)
Gains on write-off/sale of assets	(74.619)	(447.178)	(74.337)	(451.215)
Provision for impairment - accounts receivable	1.405.085	1.225.742	1.481.015	1.348.221
Change in liability provisions	(58.423)	214.016	(93.479)	273.664
Write-off and reversals for impairment - inventories	(45.109)	(34.151)	(45.089)	(36.898)
Pension plans and other post-retirement benefits	30.877	5.962	31.511	5.243
Provisions for tax, civil, labor and regulatory contingencies	990.770	953.003	999.419	985.176
Interest expense	926.220	1.009.060	926.220	1.049.553
Decrease divestiture	-	(20.551)	-	(32.924)
Decrease customer loyalty program	(5.856)	(39.683)	(5.856)	(39.683)
Other	(5.499)	(3)	(2.881)	(3)

Changes in assets and liabilities
Trade accounts receivable	(1.502.948)	(1.373.628)	(1.274.181)	(1.739.550)
Inventories	88.549	224.264	106.393	230.116
Taxes recoverable	(338.754)	(701.786)	(330.398)	(823.360)
Prepaid expenses	25.118	112.421	11.051	105.845
Other assets	(244.434)	92.839	82.109	23.202
Personnel, social charges and benefits	(87.209)	31.694	(42.830)	53.005
Trade accounts payable	1.217.264	(798.909)	121.577	(707.998)
Taxes, charges and contributions	220.381	439.125	180.915	601.970
Other liabilities	(2.078.311)	(1.350.044)	(2.065.631)	(1.392.510)
	7.582.930	6.569.789	8.459.366	7.800.661

Cash generated from operations	12.832.311	11.271.216	14.190.139	12.935.383

Interest paid	(859.586)	(886.156)	(859.586)	(926.223)
Income and social contribution taxes paid	-	(199.605)	(689.493)	(568.335)

Net cash (used in) generated by operating activities	11.972.725	10.185.455	12.641.060	11.440.825

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8.195.876)	(6.828.200)	(8.367.660)	(7.470.869)
Cash received from sale of PP&E items	19.355	778.240	20.672	778.819
Cash paid for acquisition of companies	-	-	(250.000)	-
Cash received from sale of investments	-	-	31.804	-
Redemption of (increase in) judicial deposits	85.179	(183.845)	83.500	(202.525)
Dividends and interest on equity received	384.588	767.554	-	3
Cash and cash equivalents by incorporation	-	358.579	43.351	-
Other	111	-	111	-

Net cash (used in) generated by investing activities	(7.706.643)	(5.107.672)	(8.438.222)	(6.894.572)

Cash flows from financing activities
Payment of loans, financing and debentures	(4.485.495)	(2.001.863)	(4.485.495)	(2.171.100)
Loans and financing raised	3.055.876	466.629	3.055.876	466.629
Received of derivative financial instruments	104.214	132.410	107.846	132.410
Payment of derivative financial instruments	(266.548)	(239.379)	(267.254)	(239.379)
Payment for reverse split of shares	-	(164)	-	(164)
Dividend and interest on equity paid	(3.668.551)	(2.966.384)	(3.668.551)	(2.966.384)
Treasury shares	(32)	-	(32)	-

Net cash (used in) generated by financing activities	(5.260.536)	(4.608.751)	(5.257.610)	(4.777.988)

Increase (decrease) in cash and cash equivalents	(994.454)	469.032	(1.054.772)	(231.735)

Cash and cash equivalents at beginning of the year	4.675.627	4.206.595	5.105.110	5.336.845
Cash and cash equivalents at end of the year	3.681.173	4.675.627	4.050.338	5.105.110

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Years ended December 31, 2017 and 2016
(In thousands of reais)

		Company		Consolidated
	Note	2017	2016	2017	2016
Net income for the year		4.608.790	4.085.242	4.608.790	4.085.242

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		9.867	(14.007)	9.867	(14.007)
Unrealized gains ( losses) on investments available for sale	11	338	83	338	83
Gains (losses) on derivative financial instruments	31	(2.417)	4.803	(2.417)	4.803
Taxes		707	(1.661)	707	(1.661)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	11.239	(17.232)	11.239	(17.232)

Other comprehensive income (losses) to be reclassified into income (losses) in subsequent periods		(107.694)	(156.186)	(113.811)	(156.266)
Actuarial gains (losses) and limitation effect of the assets of surplus plan	30	(163.174)	(236.645)	(171.296)	(236.767)
Taxes		55.480	80.459	57.485	80.501

Interest in comprehensive income of subsidiaries	11	(6.117)	(80)	-	-

Other comprehensive income		(103.944)	(170.273)	(103.944)	(170.273)

Comprehensive income for the year		4.504.846	3.914.969	4.504.846	3.914.969

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Years ended December 31, 2017 and 2016
(In thousands in reais)

	Company		Consolidated
	2017	2016	2017	2016

Revenues	55.205.339	53.004.204	58.937.750	57.732.738
Sale of goods and services	54.919.544	53.209.390	59.265.466	57.897.521
Other revenues	1.690.880	1.020.556	1.153.299	1.183.438
Provision for impairment of trade accounts receivable	(1.405.085)	(1.225.742)	(1.481.015)	(1.348.221)

Inputs acquired from third parties	(18.696.568)	(18.491.586)	(19.942.270)	(20.418.608)
Cost of goods and products sold and services rendered	(9.316.305)	(9.919.037)	(10.412.308)	(11.611.718)
Materials, electric energy, third-party services and other expenses	(9.499.989)	(9.033.230)	(9.648.698)	(9.273.974)
Loss/recovery of assets	119.726	460.681	118.736	467.084

Gross value added	36.508.771	34.512.618	38.995.480	37.314.130

Withholdings	(7.826.184)	(7.166.177)	(7.853.734)	(7.654.406)
Depreciation and amortization	(7.826.184)	(7.166.177)	(7.853.734)	(7.654.406)

Net value added produced	28.682.587	27.346.441	31.141.746	29.659.724

Value added received in transfer	2.978.656	3.500.350	1.757.538	2.782.603
Equity pickup	1.303.484	845.776	1.580	1.244
Financial income	1.675.172	2.654.574	1.755.958	2.781.359

Total undistributed value added	31.661.243	30.846.791	32.899.284	32.442.327

Distribution of value added	(31.661.243)	(30.846.791)	(32.899.284)	(32.442.327)

Personnel,social charges and benefits	(3.783.519)	(3.989.707)	(4.107.176)	(4.328.985)
Direct compensation	(2.601.425)	(2.723.511)	(2.803.226)	(2.961.166)
Benefits	(996.215)	(1.081.627)	(1.101.174)	(1.167.746)
Unemployment Compensation Fund (FGTS)	(185.879)	(184.569)	(202.776)	(200.073)
Taxes, charges and contributions	(17.824.012)	(16.413.347)	(18.702.536)	(17.455.205)
Federal	(4.902.666)	(4.600.556)	(5.748.082)	(5.230.279)
State	(12.815.664)	(11.737.192)	(12.822.020)	(12.105.390)
Local	(105.682)	(75.599)	(132.434)	(119.536)
Debt remuneration	(5.444.922)	(6.358.495)	(5.480.782)	(6.572.895)
Interest	(2.579.241)	(3.868.328)	(2.598.672)	(3.941.634)
Rental	(2.865.681)	(2.490.167)	(2.882.110)	(2.631.261)
Equity remuneration	(4.608.790)	(4.085.242)	(4.608.790)	(4.085.242)
Interest on equity	(2.416.639)	(2.172.145)	(2.416.639)	(2.172.145)
Retained profit	(2.192.151)	(1.913.097)	(2.192.151)	(1.913.097)

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly held corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), with headquarters in Spain and present in several countries of Europe and Latin America.

At December 31, 2017 and 2016, Telefónica S.A.  (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company (Note 22).

The Company is registered in the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company resulting from the combination of activities between BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also listed in the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company operates in the rendering of: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by the Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, in every two years, during the agreement's 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21). The Company's current STFC concession agreement is valid until December 31, 2025.

In accordance with the authorization terms for the usage of radio frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The Company's authorization terms ("TA") for the operation of SMP, according to the SMP General Authorization Plan ("PGA"), are: (i) Region I - TA n. 078/2012 / PVCP / SPV-ANATEL ; (ii) Region II - TA n ° 005/2010 / PVCP / SPV-ANATEL; and (iii) Region III - TA n ° 006/2010 / PVCP / SPV-ANATEL.

The terms of authorization for the use of the radio frequency bands are granted based on the results obtained in the respective radio frequency auction conducted by ANATEL and are associated with the authorization terms for operating the service in each region.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The following is a summary of the authorizations for the use of radio frequency bands, granted to the Company.

Radiofrequency	Band (MHz)		License Expiration (Year)
450 MHz	14	(1)	2027	-
700 MHz	20	-	2029	-
850 MHz	25	(2)	2020-2028	(3)
900 MHz	5	(4)	2020-2023	(5)
1800 MHz	20	(6)	2020-2023	(5)
1900 MHz	10	(7)	2022	-
2100 MHz	20-30	(10)	2023	-
2500 MHz	40	(8)	2027-2031	(9)

(1)   State SP (cities with código nacional CN 13 to 19), MG and Northeast (AL, CE, PB, PE, PI, RN and SE).

(2)   Except Northeast (CN 8X) and areas corresponding to sectors 03, 22, 25, 30 and 32 of the PGO / 1998.

(3)   Regional Licenses: The expiration and renewal dates depend on the region. Licenses in Rio de Janeiro and Espírito Santo should expire in 2020 and 2023, respectively.

(4)   Only in some regions.

(5)   MG Interior expiry date 2020; the remaining licenses will expire in 2023.

(6)   20 MHz is the most common bandwidth, but is higher in some regions (up to 50 MHz).

(7)   Only Northeast (CN 8X) and areas corresponding to sectors 22, 25, 30 and 32 of PGO / 1998. The licenses should be migrated to the frequency of 2100 MHz ("L-band realignment", which allows the use of 3G technology) when approved by Anatel.

(8)   40 MHz is the most common bandwidth, but is 60 MHz in some regions.

(9)   The X band will expire in 2027 and the P band will expire in 2031.

(10) 30MHz in regions where the "L band" has already been migrated to the 2100 MHz frequency; 20 MHz in other regions.

c) Relevant events occurred in 2017 and 2016

c.1) Acquisition of Terra Networks by Wholly-Owned Subsidiary

On July 3, 2017, the Company informed that its wholly-owned subsidiary Telefônica Data S.A. ("TData") has acquired all the shares representing the capital stock of Terra Networks Brasil S.A. ("Terra Networks"), owned by SP Telecomunicações Participações Ltda. ("SPTE"), one of the controlling shareholders of the Company ("Transaction").

Terra Networks is a provider of digital services (own and third-party value-added services ("VAS") and carrier billing, as well as mobile channels for sales and relationships) and advertising.

TData is a company dedicated to the exploration of VAS, as well as integrated business solutions in telecommunications, technical assistance of telecommunications equipment and networks, maintenance of equipment and networks and development of projects.

The total price paid for the acquisition of shares issued by Terra Networks was  R$ 250,000, in a single installment, with no need for any financing, using only the cash available of TData. Such value was calculated based on the economic value of the Terra Networks, according to the discounted cash flow criterion, with a base date of April 30, 2017, based on an appraisal report contracted by TData Board of Directors.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The Transaction was subject to conditions usually applicable to this type of deal, and was preceded by a legal and financial audit in relation to Terra Networks and valuation by an independent company.

The Transaction was not subject to obtaining any regulatory authorizations or approvals by the Company's regulators and the way it was structured does not change the Company's shareholding structure or cause any dilution to its shareholders, generating value to them through accelerated growth of digital services and increased operational efficiency, there are no significant costs related to the Transaction.

The purpose of the Transaction was to expand and integrate the commercial offer of digital services that can add immediate value to the customer base of TData and of the Company, as well as generating TData service offers to Terra Networks' customer base and subscribers and, thanks to the national presence of Terra Networks' operation and expertise, generate leverage for TData advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in selling, attending and operating digital services for specific customers, the acquisition by TData will also facilitate the synergy between the companies involved, in addition to maximize the unification of the commercial conditions maintained with suppliers.

Accounting Method

Considering that business combinations between entities under common control have not yet been specifically addressed by local accounting standards (Accounting Pronouncements Committee - CPC) and International Financial Reporting Standards (IFRS), an entity is required to apply the hierarchy in paragraphs 10-12 of CPC Pronouncement 23 - Accounting Policies, Change of Estimates and Error Correction (equivalent to IAS 8) to choose the accounting policy to be adopted.

An entity may therefore choose to account for combinations of entities under common control using the Acquisition Method based on CPC 15 (R1) / IFRS 3 (R) or the carrying amount of the net assets acquired ("Pooling of Interests" or "Predecessor Value Method"), with the guidance provided by other accounting standard-setting bodies with a Conceptual Framework similar to CPCs or IFRSs.

This Transaction, which as previously described, involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in CPC 15 ( R1) / IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in TData's equity.

Upon completion of the Transaction, as from July 3, 2017, Terra Networks became a direct subsidiary of TData and indirectly owned by the Company.

We present below the composition of the book value of identifiable net assets acquired in the amount of R$190,971.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Current assets	163,579	Current liabilities	86,892
Cash and cash equivalents	43,351	Personnel, social charges and benefits	17,327
Accounts receivable, net	61,276	Trade accounts payable	51,198
Derivative financial instruments	404	Taxes, charges and contributions	14,643
Taxes recoverable	22,658	Derivative financial instruments	16
Other assets	35,890	Other liabilities	3,708

Noncurrent assets	228,575	Noncurrent liabilities	114,291
Deferred taxes	117,885	Personnel, social charges and benefits	508
Judicial deposits and garnishments	102,373	Taxes, charges and contributions	229
Other assets	740	General Provisions	112,874
Property and equipment, net	7,047	Other liabilities	680
Intangible assets, net	530

		Book value of assumed liabilities	201,183

		Book value of identifiable net assets acquired	190,971

		Total consideration	250,000

Book value of assets acquired	392,154	Adjustment to equity in TData and Company	59,029

Provision for Probable Risks and Contingent Liabilities

The agreement for the sale and purchase of this Transaction contains terms and provisions common to this type of transaction, including indemnification of certain liabilities, contingent or materialized, arising from acts or facts occurring up to the date of the Transaction, reducing the amounts already provisioned for the respective contingencies , which were considered in the purchase price.

At the date of the Transaction, Terra Networks was involved in administrative and judicial proceedings related to tax, civil and labor matters, whose unfavorable outcomes are considered probable and possible, as the case may be.

Other information

The net book value of trade accounts receivable provided by Terra Networks totals R$61,276, which does not differ from the gross amount of R$69,995, net of estimated losses for impairment of R$8,719.

From the date of acquisition until the conclusion of the financial statements for the period ended December 31, 2017, Terra Networks contributed R$155,224 of consolidated net operating revenue and R$179,615 of consolidated net income to the Company, mainly due to the recognition of R$125,191 of income tax on tax losses and negative basis of social contribution (note 7 b).

c.2) Corporate restructuring - 2016

The Shareholders’ Meeting held on April 1, 2016, approved corporate restructuring in accordance with the terms and conditions proposed on March 14, 2016.

The corporate restructuring was approved by ANATEL through Ruling No. 50,169, dated January 22, 2016, which was published in the DOU on January 28, 2016, with the conditions provided therein.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

GVT Participações S.A. (“GVTPart.”) was the parent company of Global Village Telecom S.A. ("GVT"), companies controlled by the Company from May 28, 2015 to April 1, 2016. GVT was the direct controlling holder of POP Internet Ltda. (“POP”), and indirect controlling holder of Innoweb Ltda. (“Innoweb”), both with head offices in Brazil.

POP is a provider of free Internet access and content. Innoweb (subsidiary of POP) provides services using VoIP technology (voicer over IP), which allows calls using the Internet, with the facilities inherent in this environment.

The corporate restructuring occurred on the same date as the Shareholders’ Meeting mentioned above, as follows: (i) GVT was spun-off and its net assets, including assets, rights and obligations related to telecommunications activities, were absorbed by GVTPart., where as the remaining portion relating to assets, rights and obligations related to activities other than telecommunications was absorbed by POP; and (ii) the net assets of GVTPart. (after the merger of GVT’s net assets, item (i)) was merged into the Company.

The corporate restructuring intends to standardize the services provided by the companies involved in this process by (i) concentrating the rendering of telecommunication services in a single company, i.e., the Company; and (ii) migrating of activities that were provided by GVT, other than telecommunication services to POP.

As such, the simplification of the corporate structure and the centralization of the provision of telecommunication services at the Company will lead to a converging environment, facilitating consolidation and centralization in the offering of telecommunication services and simplification of service package offerings; optimizing administrative and operating costs; and standardization of the operations at the companies involved in the corporate restructuring.

Given that the merger of GVTPart. into the Company did not require a capital increase or a change in shareholders’ interest in the Company, since GVTPart. was a wholly-owned subsidiary of the Company, the replacement of shares held by the shareholders in GVTPart. with shares in the Company is not applicable. Consequently, there are no minority interests to be considered and, therefore, in accordance with the CVM’s position in similar prior cases, and under the terms of CVM Resolution No. 559/08, the provisions of article 264 of Law No. 6404/76 and its further amendments similarly do not apply.

In addition, in relation to the transaction preceding the merger of GVTPart into the Company, the replacement of shares is not applicable, given that GVT is a subsidiary of GVTPart. and of the Company itself, thus there are no minority shareholders.

Pursuant to the provisions of article 137 of Law No. 6404/76 and its further amendments, the corporate restructuring does not entitle the Company’s shareholders to the right of withdrawal. Furthermore, considering that there are no minority shareholders of GVTPart., since it is a wholly-owned subsidiary of the Company, there is no question of right to withdrawal or exercise of the right to withdraw by GVTPart. non-controlling shareholders as provided for in article 136, item iv, and article 137 of Law No. 6404/76 and its further amendments.

c.3 Acquisition of GVT Participações S.A. (“GVTPart.”)

Pursuant to, and for the purposes of, CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting (“AGE”) held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart. shares was made as follows: (i) €4.663 billion paid in cash after contractual adjustments for net debt assumed on the execution date; and (ii) Company- issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

As a result of the merger of GVTPart. shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in accordance with article 252, paragraph 1, together with article 8, of Law No. 6404/76.  The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from Brazil’s Administrative Council for Economic Defense (“CADE”) and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015, published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Official Federal Gazette (“DOU”) on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company held direct interest in GVTPart and indirect interest in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides landline telephone, data, multimedia communication and pay-tv services throughout Brazilian territory.

Under IFRS 3 (R) / CPC 15 (R1) – Business Combinations, business acquisitions are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at the acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion euros)	15,964,853
(-) Contractual Adjustments (Net Debt)	(7,060,899)
Total consideration in cash, net	8,903,954
(+) Contingent Consideration	344,217
(+) Consideration in Shares at Fair Value	8,477,314
(-) Cash Flow Hedge Gain on Transaction, net of taxes (1)	(377,373)
(-) Refund according to sections 2.2.4 and 2.2.5 of SPA	(84,598)
Total consideration, net of Cash Flow Hedge	17,263,514

(1) Derivative transactions refer to cash flow hedges to protect the amount due in Euros to Vivendi, for the acquisition of GVTPart., against exchange rate variation of the amount.

A breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date are presented below. At the date of preparation of the financial statements for the year ended December 31, 2015, the Company had already completed the revisions and adjustments of the fair value determination of the identifiable assets acquired and liabilities assumed by GVTPart..

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Accounts receivable	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Noncurrent assets	12,026,239
Short-term investment pledged as collateral	17,871	Noncurrent liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General Provisions (3)	679,294
Property and equipment (1)	7,970,117	Other liabilities	21,063
Intangible assets (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Fair value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total consideration, net of Cash Flow Hedge	17,263,514

(1)     This includes the allocation of appreciation of property, plant and equipment items (R$409,601).

(2)     This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,523,000), appreciation and other intangibles assets (R$20,394).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$512,648).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination. This amount has already been used for tax purposes.

The main purpose of the Company’s acquiring of control over GVTPart was to enable the integration of landline, mobile, data and TV telecommunication services in Brazil, with a view to operating more efficiently. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate markets, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-tv business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

The methods and assumptions used to determine the fair values were:

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminated liabilities for contributions involving its generation.

 In order to estimate the remaining useful life of the customer portfolio, an analysis of the average length of customer relationships was conducted using a churn method.

The purpose of the useful life analysis is to estimate a survival curve that anticipates future churn rates in relation to the existing customer base. The so-called Iowa curves were used as an approximation to the customer survival curve. The fair value allocated to the customer portfolio on the acquisition date was R$2,523,000, which will be amortized over 7.77 years on average.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Brand

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property.  In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$59,000, which will be amortized over 1.5 years.

Contingent Consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision.  The period for returning such amount is of up to 15 years. The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, Financing and Debentures” (Note 20), which is subject to monthly monetary adjustments based on the Selic rate.

Fair value of contingent liabilities

According to IFRS 3 (R) / CPC 15 (R1) - Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably.

In compliance with these requirements, contingent liabilities were recognized the amount of R$512,648 of contingent liabilities at fair value, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date.

2)    BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

a) Statement of compliance

The individual financial statements (Company) and the consolidated financial statements (Consolidated) were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM rulings and Brazilian FASB (CPC) pronouncements, guidelines and interpretations issued by the FASB in compliance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

b) Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2017 and 2016 are presented in thousands of reais (unless otherwise stated), which is the Company’s functional currency and were prepared under the going concern assumption.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall financial statements.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on February 16, 2018.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include: selection of useful lives and recoverability of property, plant and equipment in operations, measurement of the recoverability of assets with indefinite useful lives, measurement of financial assets at fair value and under present value adjustment method, as well as non-financial assets acquired in a business combination, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as the analysis of other risks in determining other provisions, including the provision for contingencies. The carrying amounts of assets and liabilities recognized, which represent hedged items at fair value, which, alternatively, would have been recorded at amortized cost, are adjusted to state the variations in fair values attributable to the hedged risks.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties inherent in their estimate process. The Company reviews its estimates at least on an annual basis.

For comparability with the individual financial statements (income statement, statements of comprehensive income, statements of value added and statements of cash flows) for years ended December 31, 2017 and 2016, the effects of acquisition of Terra Networks by TData occurred on July 3, 2017 (note 1.c.1).

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2017 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2016. The following amendments to standards published by the International Accounting Standards Board (IASB) come into force for annual periods beginning on or after January 1, 2017:

•       Improvements to IFRS 2014-2016: The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRS, with the aim of removing inconsistencies and clarifying wording. The amendments related to IFRS 12 Disclosure of Interests in other Entities, aimed clarifying the scope of the standard, come into force for annual periods beginning on or after January 1, 2017, whereas the rest of the improvements come into force for annual periods beginning on or after January 1, 2018. The amendments related to IFRS 12 do not have an impact on the Company’s consolidated financial statements since, as of December 31, 2017, the Company does not have participations that are classified as held for sale, as held for distribution or as discontinued operations.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

•       Amendments to IAS 7, Disclosure Initiative: The amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows, such as the issue and repayments of loans, and non-cash changes, such as unpaid acquisitions, sales and exchange differences.

•       Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses: The amendments clarify the requirements on recognition of deferred taxes when the tax base of an asset exceeds its fair value.

The Company considered these amendments in the preparation of the annual consolidated financial statements; however, did not generate a significant impact on its results or financial position.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial Instruments	1-Jan-18
IFRS15	Revenue from Contracts with Customers	1-Jan-18
Clarifications to IFRS 15	Revenue from Contracts with Customers , issued on April 12, 2016	1-Jan-18
Amendments to IFRS 2	Classication and Valuation of Share Based Transactions	1-Jan-18
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1-Jan-18
Amendments to IAS 40	Transfers of Investiment Property	1-Jan-18
IFRIC 22	Foreign Currency Transactions and Advance Consideration	1-Jan-18
Improvements to IFRS Standards	2014-2016 Cycle	1-Jan-18
Improvements to IFRS Standards	2015-2017 Cycle	1-Jan-19
IFRS 16	Leases	1-Jan-19
IFRIC23	Uncertainty over Income Tax Treatments	1-Jan-19
Amendments to IFRS 9	Prepayment Features with Negative Compensation	1-Jan-19
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures	1-Jan-19
IFRS 17	Insurance Contracts	1-Jan-21
Amendments to IFRS 10 and IAS 28	Sale or Contribuition of Assets between na Investidor and its Associate or Joint Venture	Deferred Indefinitely

Based on the analyses made to date, the Company estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption. However, for the following issued but not yet effective standards are expected to have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The new requirements are expected to affect the following aspects, among others:

•      Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue will be allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from current accounting where the portion of the total consideration that is contingent upon delivery of undelivered elements is not allocated to the delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements will result in an increase in revenues recognized from the sale of handsets and other equipment, generally recognized upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognised as a contract asset on the statement of financial position.

•      Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset. Similarly, certain contract fulfilment costs, which are currently expensed when incurred, will be deferred under IFRS 15 to the extent that they relate to performance obligations that are satisfied over time.

•      The guidance in IFRS 15 for the distinction between agent and principal is based on the concept of “control” that may differ from the currently applied notion of transfer of “risks and rewards”. As a result, with the adoption of IFRS 15, the Company will record revenue from the sale of handsets to dealers at the time of delivery and not at the time of sale to the final customer.

•      Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

In addition to this, IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method with the cumulative effect from initial application recognised as an adjustment to the opening balance of retained earnings at the date of initial application. The Company will adopt the latter and prior-year comparatives will not be restated; instead, the Company will disclose the nature and amount of the changes in items in the statement of financial position and the income statement as a result of applying IFRS 15 for the first time.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

It is also possible to elect to apply certain practical expedients to facilitate the application of the new criteria. The Company has evaluated which of them will be adopted in the implementation of the standard with the objective of reducing the complexity in its application. The main practical expedients that the Company will adopt are:

•      Completed contracts: the Company will not apply the standard retrospectively to those contracts that are completed at January 1, 2018.

•      Portfolio approach: the Company will apply the requirements of the standard to groups of contracts with similar characteristics, since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•      Financial component: it will not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less.

•      Costs to obtain a contract: these costs will be recognised as an expense when incurred if the amortisation period of the asset that the entity would otherwise recognise is one year or less.

The process of implementing the new requirements involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Company. This process of implementation in the Company entails a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, as well as the need to make complex estimates.

From the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Company estimates that the adoption of the new revenue recognition requirements on its equity is expected to result in an increase in retained earnings of 156 million reais before deferred taxes, being the most significant impacts due to the changes introduced by IFRS 15 relating to the first-time recognition of contract assets that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the activation and deferral of the incremental costs related to the obtaining contracts and contract fulfilment costs that, under IFRS 15, result in the later recognition of customer acquisition costs and other selling expenses.

As the accounting effects of the transition to the new standard will be recognized directly in equity, the effects on profit or loss in 2018 will be related to changes in the point in time at which revenue and expenses are realized. The Company expects a shift from revenues from the provision of services to revenues from the sale of goods, by between 0.3 and 0.7 percentage points on the assumption that there are no significant changes to business models or products offered.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities. As a result of the analysis of the effects of the new requirements introduced by this standard certain expected impacts have been identified in relation with to the following aspects, among others:

•      IFRS 9 simplifies the current measurement model for financial assets and establishes three main categories: amortised cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities designated at fair value through profit or loss.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

•      IFRS 9 introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables. Consequently, the application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on its financial assets, mainly trade receivables.

•      Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•      In addition to this, the Company's financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.

As a result of the analysis of the new standard, the Company expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Company has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

Based on the analysis performed to date, the Company estimates that the new impairment requirements is expected to result upon initial adoption in a decrease of 354 million reais in retained earnings, before deferred taxes, as a result of the increase in the bad debt provision balance on receivables from customers recognised under IAS 39.

IFRS 16 Leases

IFRS 16 requires lessees to recognise assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognised generally on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefônica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others).  In addition to this, the Company will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Company has tentatively decided to adopt the latter transition method; therefore the Company would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Company is evaluating which of these practical expedients will be adopted. In this regard, the Company is considering opting for the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Company has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in Note 32 herein, the Company expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognised as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Company's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries at December 31, 2017 and 2016 (Note 11).

The Company held the following direct equity interests on the respective dates:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData") (1)	Wholly-owned subsidiary	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (2)	Wholly-owned subsidiary	100.00%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	Brazil	Technical assistance in telecommunication networks

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

(1) TData is the wholly-owned parent of Terra Networks and Telefônica Transportes e Logística Ltda ("TGLog").

(2) POP is the wholly-owned parent of Innoweb Ltda ("Innoweb").

Interest held in subsidiaries or jointly-controlled entities is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated financial statements.

3)   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are classified as cash-equivalent when redeemable within 90 days (Note 4).

b) Trade accounts receivable

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed until balance sheet date, as well as other trade accounts receivable related to the sale of cellphones, SIM cards, accessories, advertising and rent of IT equipment (TData’s “Soluciona TI” product), (Note 5).

The estimated impairment losses are set up at amounts sufficient to cover any losses and mainly consider the expected default.

c) Inventories

These are evaluated and presented at lower of average acquisition cost and net realizable value, whichever is lower. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell (Note 6).

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the income statements to the extent that related services are rendered and economic benefits are obtained (Note 9).

e) Investments

Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting those returns through the power exercised over an investee.

The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and results of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date on which the Company obtains control until the date on which the Company ceases to exercise control over the subsidiary.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The income statement reflects the portion of the results of operations of the investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, and as record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount, and recognizes the amount in the income statements.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amount by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the income statements.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 22).

f) Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on the accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 18) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful life in terms of depreciation rates, which is reviewed annually by the Company.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the income statement in the year in which the asset is written off.

A brief description of the main property, plant and equipment items, Note 12 is as follows:

•       Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.

•       Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•       Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•       Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

g) Intangible assets

Intangible assets acquired separately are measured at cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it is incurred.

The useful lives of intangible assets are considered finite or indefinite.

•       Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in an asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

•       Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as intangible assets with indefinite useful lives.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and recognized in the income statement on disposal.

A brief description of the key intangible asset items with finite useful lives, Note 13, is as follows:

•       Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.

•       Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value on the acquisition date.

•       Trademarks:  These include intangible assets acquired through business combination, recorded at fair value on the acquisition date.

•       Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value on the acquisition date.

h) Lease

The classification of an agreement as a commercial lease is based on substantive issues related to the use of an asset or specific assets, or even the right to use a given asset, on the initial date of its execution.

Finance lease agreements: By means of these agreements, the Company assumes substantially all risks and rewards relating to ownership of a leased item. These are capitalized at the lease inception at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities in order to obtain the constant interest rate on the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term using the effective interest rate method.

Leased assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

The Company and TData are parties to the following finance lease agreements:

•       As lessee: lease agreements for transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net carrying amount of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value. (Note 19).

•       As lessor: Lease agreements for IT equipment (TData’s “Soluciona TI” product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched against accounts receivable (Note 5).

The difference between the nominal amount of lease payments and recorded accounts receivable/payable are recognized as finance income/expenses using the effective interest method over the lease term.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Operating lease: These are lease agreements where lessor holds a significant portion of risks and rewards, where effects are recognized in the income statements for the year over the contractual term.

i) Impairment of nonfinancial assets

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount.

The recoverable amount of an asset or a Cash Generating Unit (“CGU”) is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the cost of capital rate the Capital Asset Pricing Model (CAPM) before taxes, which reflects the weighted average cost of capital and specific risks of the asset or CGU.

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and willing parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

•       Goodwill: Goodwill is tested for impairment annually at the reporting date or before when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•       Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

•       Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by Company’s management.

The impairment test of the Company and subsidiaries’ fixed and intangible assets, including goodwill, did not result in recognition of impairment losses for the years ended December 31, 2017 and 2016, since their estimated recoverable amount is greater than the net carrying amount as of the estimation date.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any noncontrolling interest in the acquiree.

For each business combination, the Company measures noncontrolling interests in the acquiree either at its fair value or on the basis of its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event a business combination is conducted in stages, the ownership interest previously held in the acquiree’s capital is reassessed at fair value on the date control is acquired, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed). If consideration is lower than fair value of acquired net assets, the difference must be recognized as gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k) Financial Instruments – Initial recognition and subsequent measurement

k.1) Financial assets

Initial recognition and measurement

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Financial assets are classified at initial recognition (when it becomes part of the instrument's contractual provisions), as: (i) fair value through profit or loss; (ii) loans and receivables; (iii) investments held to maturity; (iv) financial assets available for sale or (v) derivatives classified as effective hedge instruments, as applicable.

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short-term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss: (i) financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard; and (ii) financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in the income statements.

Loans and receivables:  these refer to non-derivative financial assets with fixed or determinable payments, however not traded in an active market.  After initial measurement, these financial assets are stated at amortized cost, using the effective interest method, less impairment, where applicable. Amortized cost is calculated taking into account any discount or “premium” on acquisition and fees or costs incurred. Amortization by the effective interest method and impairment losses are included in the financial income line in the income statement, if applicable.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables; (ii) investments held to maturity; or (iii) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt instruments in this category are those which are intended to be held for an indefinite period and can be sold to meet liquidity needs or in response to changes in market conditions.

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses being recognized directly in other comprehensive income until such time as the investment is written off, except for impairment losses, interest calculated using the effective interest method and gains or losses due to exchange variations on monetary assets, which are recognized directly in the income statement for the year.

When the investment is written-off or when a loss is determined due to impairment, the cumulative gains or losses which were previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate at financial statements date. Changes in fair value attributable to translation differences that result from a change in amortized cost of the asset are recognized in the income statement, and other variations are recognized directly in equity.

Derecognition

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•       The rights to receive the cash flows from the asset have expired;

•       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

k.2) Impairment of financial assets

The Company and its subsidiaries evaluate, at the balance sheet date, if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable. A loss only exists if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

The carrying amount of an asset is reduced by a provision and the loss amount is recognized in the income statement. If, in a subsequent year, estimated impairment increases or decreases due to an event after impairment recognition, impairment loss previously recognized will be adjusted accordingly. Should a written-off asset be recovered in the future, such recovery is recognized in the income statement.

k.3) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company’s financial liabilities are classified in the following categories:   financial liabilities measured at fair value through profit or loss and other financial liabilities.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, finance lease agreements, contingent payments and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss: These include financial liabilities designated upon initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted which do not meet the hedge accounting criteria set out by the corresponding standard.

For the years ended December 31, 2017 and 2016, the Company and its subsidiaries did not record any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Derecognition

A financial liability is derecognized when the obligation has been revoked, cancelled or has expired.

When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the income statement.

k.4) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for that asset or liability.

The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset, or selling it to another market participant that would also make the best use of the asset.

The Company and subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy levels, revaluating the classification (based on the lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company and its subsidiaries determined classes of assets or liabilities based on the nature, characteristics and risks of those assets or liabilities and the fair value hierarchy level, as mentioned above.

k.5) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

l) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency nondeliverable forward contracts to hedge against currency risks.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, and subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the income statement, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

Inception initial recognition of a hedge relationship, the Company formally designate and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk, the nature of unhedged risks, the prospective statement of hedge effectiveness and how the Company shall assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

For the purpose of hedge accounting, hedges are classified as cash flow hedges and fair value hedges.

l.1) Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

The Company's contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the profit or loss and fair value when they provide protection against exposure to changes in the fair value of the identified part of certain liabilities that is attributable to a particular risk (exchange variation) and may affect the profit or loss.

l.2) Fair value hedges

Fair value hedges meeting the accounting criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method.  The effective interest rate amortization may begin as soon as any adjustment exists and no later than the point that the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

l.3) Classification between current and noncurrent

Derivative financial instruments are classified as current and noncurrent or segregated into short and long term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as economic hedge (and does not apply hedge accounting), for a period exceeding 12 months after balance sheet date, the derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m) Loans and financing

Loans and financing obtained are initially recognized at fair value, net of costs incurred to obtain them and subsequently measured at amortized cost (plus charges and pro rata interest), considering the effective interest rate of each operation.

These are classified as current, unless the Company has an unconditional right to settle the liability for at least 12 months after year end.

n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time exceeding 18 months to prepare for its intended use or sale form part of the cost of that asset.

All other borrowing costs are recorded in the period they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

In 2017 and 2016, the Company did not capitalize amounts related to borrowing costs.

o) Interest on equity and dividends

o.1) Interest on equity

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation the Company and its subsidiaries provision, in its accounting records the amount due to match against the financial expenses account in the income statement for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

o.2) Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provisions in current liabilities). Dividends in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, are recorded in equity as proposed additional dividends. After approval at the Shareholders’ meeting, the dividends in excess of minimum mandatory are transferred to current liabilities, and classified as legal obligations.

p) Provisions

p.1) General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provisions are restated at the balance sheet date considering the likely amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with the provision do not exist.

p.2) Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

p.3) Provision for decommissioning of assets

This refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned at the present value of amounts expected to settle the obligation using estimated cash flows and are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the income statement as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

p.4) Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value.

q) Taxes

q.1) Current taxes

Current tax assets and liabilities for the current and prior years are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year end. In the balance sheet, current taxes are presented net of prepayments over the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation, and sets up provisions therefor when appropriate.

q.2) Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amount.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences, and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit shall be available to allow all or part of the deferred tax asset to be used. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on the rates provided in tax legislation and that were published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, irrespective of their expected realization.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction which gave rise to that deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset a tax asset against a tax liability and deferred taxes relate to the same taxpaying entity and are subject to the same tax authority.

q.3) Sales taxes

Revenues are recognized net of value added taxes, which from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each region as well as and to Social Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Social Contribution Tax on Gross Revenue for Social Security Financing (COFINS) taxation on a cumulative basis for revenue from telecommunication services.

Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at for PIS, COFINS and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

r) Other assets and liabilities

Assets are recognized in the balance sheet when it is likely that their future economic benefits will flow to the Company, and their cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company or its subsidiaries have a legal or constructive obligation as a result of a past event, the settlement of which is likely to generate an outflow of economic benefits.

Assets and liabilities are presented in the balance sheet classified as current or noncurrent.

An asset is classified as current when: (i) it is expected to be realized or is intended to be sold or used in the ordinary operational cycle; (ii) it is mainly held for trading purposes; (iii) it is expected to be realized within 12 months from the reporting period; or (iv) cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when used to settle a liability within 12 months from the reporting period. All other assets are classified as noncurrent.

A liability is classified as current when: (i) it is expected to be settled in the ordinary operational cycle; (ii) it is mainly held for trading purposes; (iii) It is expected to be settled within 12 months from the reporting period; or (iv) there is no unconditional right to defer settlement of the liability within 12 months from the reporting period. All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to their present value when the effect on the overall financial statements is considered significant. The present value adjustment is calculated using contractual cash flows and the explicit, and sometimes implicit, interest rates of the respective assets and liabilities.

Accordingly, the interest rate embedded in revenues, expenses and related costs is discounted, so that these assets and liabilities are recognized on an accrual basis. This interest is subsequently reallocated to financial income and expenses in P&L through use of the effective interest method in relation to contractual cash flows. Implicit interest rates were determined based on assumptions, and accounting estimates are considered.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

t) Government grants and assistance

Government grants are recognized when there is reasonable certainty that the benefit will be received and that all the related conditions will be met. When the benefit refers to an expense item, it is recognized as revenue along the benefit period, on a systematic basis in relation to the costs the benefit it intends to offset.

When the Company receives non-monetary grants, the asset and the benefit are recorded at nominal amounts and reflected in the income statements over the expected useful life of the asset by equal annual installments. A loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the applicable accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as an additional government grant.

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, are classified under the scope of IAS 20/CPC 7, and are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 19).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications or communications services, the sale of goods, advertising and other revenue, and are stated net of taxes, discounts or returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company or its subsidiaries, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for each of the Company’s activities.

Consolidated revenues of the Company comprise basically telecommunication services regarding voice, data and digital services, broadband, TV and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage, advertising and sale of goods.

u.1) Recognition of revenues from telecommunication services

Revenues from telecommunication, data and digital services, broadband services provided are recorded on an accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date are recognized in the month in which the service is provided.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Revenues related to sale of public phone cards and pay-as-you-go credit for cellphones as well as the respective taxes are deferred and recognized in the income statement to the extent that the services are effectively rendered.

Revenues from equipment lease contracts classified as finance lease agreement (TData’s Soluciona TI product) are recognized on installation of equipment whereupon effective transfer of risk takes place. Revenue is recognized at present value of future minimum payments provided for in the agreement.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

u.2) Recognition of revenue and cost from sales of goods

Revenues and cost of sales (mobile phones, simcards and accessories) are recorded when risks and rewards inherent in such goods are transferred to buyers.

Sales made in own stores are recognized upon sale to end consumer. Revenues and costs of sales made by accredited dealers are deferred and recognized in P&L when the device is activated, limited to 90 days from the sale date.

u.3) Customer loyalty program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentages and cancellation of points, among other factors. These estimates are subject to variations and uncertainties due to changes in the behavior of customer redemptions.

u.4) Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

u.5) Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criterion that is most adequate to each situation. Total revenue generated by the package sale is distributed among its elements, based upon their respective fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business. A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenue.

u.6) Advertising

Revenues from advertising are recognized in income during the advertising period.

v) Financial income (expenses)

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as available for sale, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

w) Post-retirement benefit plans

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to retained earnings in P&L.

The Company manages and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

x) Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and adopt assumptions supported by valuation bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the uncertainties inherent in their estimate process.

Significant assumptions concerning sources of uncertainty in future estimates and other significant sources of estimation uncertainty at the balance sheet date, involving a significant risk of causing a material adjustment to the carrying amount of assets and liabilities, are as follows:

x.1) Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

The Company regularly analyzes the performance of the defined cash generating unit in order to identify any impairment of goodwill and its other assets. Determination of the recoverable amount of the cash generating unit to which goodwill is attributed includes use of assumptions and estimates and requires use of significant accounting judgment and criterion.

x.2) Post-retirement benefit plans

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases and pension increases are based on expected future inflation rates for the country.

x.3) Fair value of financial instruments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods is based on those adopted in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

x.4) Property, plant and equipment and finite-lived intangible assets

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

x.5) Revenue recognition – Customer Loyalty Program

The Company estimates the fair value of points attributed under the customer loyalty program by applying statistic techniques. Inputs for the model include assumptions about expected redemption rates, the mix of products that will be available for future redemption and customers’ preference in relation to points use.   Since issued points do not expire, these estimates are subject to significant uncertainties.

x.6) Agreements combining more than one element

The fair value determination of each element in a multiple element agreement requires complex estimates given the nature of the business. A possible change in fair value estimates could affect the distribution of revenues between components and consequently the deferred revenues.

x.7) Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provisions, based on reasonable estimates, for the possible consequences of audits by tax authorities in respective jurisdictions in which they operate. The amount of these provisions is based on various factors, such as previous tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

The Company and its subsidiaries evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability of the Company or its subsidiaries to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company and its subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

x.8) Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and when it can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as of the closing date, including the opinion of independent experts, such as legal advisors.

x.9) Revenue recognition - revenue from unbilled services

The Company has billing systems for services with intermediate cut-off dates. Thus, at the end of each month there are revenues already received by the Company, but not effectively invoiced to its customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, among others. Because historical data are used, these estimates are subject to significant uncertainties.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

y) Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities denominated in foreign currencies are translated using the exchange rate at the balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses on the translation of foreign investments are recognized in the statement of comprehensive income.

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fix rate) in force as of the transaction date and subsequently re-measured based on the fix rates effective that, at December 31, 2017, were US$1.00 = R$3.3080, €1.00 = R$3.9676, and at December 31, 2016, were US$1.00 = R$3.2591, €1.00 = R$3.4351. Gains and losses resulting from the translation of these assets and liabilities due to exchange rate variation between transaction date and period end are recognized in the income statement.

aa) Employee profit sharing

The Company and its subsidiaries have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated based on qualitative and quantitative goals set by management and accounted for in specific accounts according to their function in groups of: Cost of services, Selling expenses and General and administrative expenses.

ab) Share-based payments

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by parent company (Telefónica), by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac)  Treasury shares

Own equity instruments that are repurchased (treasury stock) are recognized at cost and deducted from equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

ad) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision making professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made consolidated on a consolidated basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows and statement of value added

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The statement of cash flows was prepared in accordance with IAS 7/CPC 03 – Statement of Cash Flows using the indirect method, and reflects the changes in cash for the years reported.

The statement of value added (SVA) is shown as supplementary information, in compliance with Brazilian Corporation Law and was prepared in accordance with CPC09 – Statement of value added. The purpose of the statement of value added is to disclose the wealth generated by the Company during the year and the wealth distribution among its stakeholders.

4)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Cash and banks	114,556	189,445	117,799	198,369
Short-term investments	3,566,617	4,486,182	3,932,539	4,906,741
Total	3,681,173	4,675,627	4,050,338	5,105,110

Highly liquid short-term investments basically comprise Bank Deposit Certificates (CDB) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (CDI) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

5) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Billed amounts	6,642,523	6,077,768	6,753,621	6,939,909
Unbilled amounts	2,137,645	1,898,630	2,481,364	1,930,708
Interconnection amounts	835,085	1,333,595	859,819	1,345,471
Amounts from related parties (Note 28)	175,201	177,741	201,021	190,906
Gross accounts receivable	9,790,454	9,487,734	10,295,825	10,406,994
Estimated impairment losses	(1,209,369)	(1,004,512)	(1,433,471)	(1,399,895)
Total	8,581,085	8,483,222	8,862,354	9,007,099

Current	8,413,403	8,282,685	8,588,466	8,701,688
Noncurrent	167,682	200,537	273,888	305,411

Consolidated balances of noncurrent trade accounts receivable include:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

•       R$122,651 at December 31, 2017 (R$143,265 at December 31, 2016), relating to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2017, the impact of the present-value adjustment was R$16,011 (R$32,920 at December 31, 2016).

•       R$45,031, at December 31, 2017 (R$57,272, at December 31, 2016), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At December 31, 2017, the impact of the present-value adjustment was R$15,535 (R$10,268 at December 31, 2016).

•       R$106,206, at December 31, 2017, (R$104,874, at December 31, 2016), relating to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At December 31, 2017, the impact of the present-value adjustment was R$33,614 (R$3,005 at December 31, 2016).

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	12/31/17	12/31/16
Nominal amount receivable	434,743	611,384
Deferred financial income	(33,614)	(3,005)
Present value of accounts receivable	401,129	608,379
Estimated impairment losses	(154,666)	(344,738)
Net amount receivable	246,463	263,641

Current	140,257	158,767
Noncurrent	106,206	104,874

At December 31, 2017, the aging list of gross trade accounts receivable relating to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	229,981	229,981
Falling due between one year and five years	204,762	171,148
Total	434,743	401,129

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Falling due	6,557,992	6,392,442	6,635,125	6,841,752
Overdue – 1 to 30 days	1,016,172	1,025,630	1,132,008	1,073,568
Overdue – 31 to 60 days	342,779	309,210	375,176	322,485
Overdue – 61 to 90 days	224,597	225,132	232,648	227,010
Overdue – 91 to 120 days	96,586	110,813	105,342	105,048
Overdue – over 120 days	342,959	419,995	382,055	437,236
Total	8,581,085	8,483,222	8,862,354	9,007,099

At December 31, 2017 and 2016, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/15	(1,650,112)	(2,217,926)
Supplement to estimated losses (Note 24)	(1,667,359)	(1,843,775)
Reversal of estimated losses (Note 24)	441,617	495,554
Write-off due to use	2,032,062	2,166,252
Merger (Note 1.c.2)	(160,720)	-
Balance at 12/31/16	(1,004,512)	(1,399,895)
Supplement to estimated losses (Note 24)	(1,870,438)	(1,994,769)
Reversal of estimated losses (Note 24)	465,353	513,754
Write-off due to use	1,200,228	1,456,158
Business combinations (Note 1.c.1)	-	(8,719)
Balance at 12/31/17	(1,209,369)	(1,433,471)

6)  INVENTORIES

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Materials for resale (1)	302,235	335,281	325,850	377,465
Materials for consumption	55,448	75,086	57,740	77,732
Other inventories	7,822	7,892	7,822	7,892
Gross total	365,505	418,259	391,412	463,089
Estimated losses from impairment or obsolescence (2)	(40,794)	(50,108)	(42,657)	(52,676)
Total	324,711	368,151	348,755	410,413

(1)  This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

(2)  Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

7)   DEFERRED TAXES AND TAXES RECOVERABLE

a) Taxes recoverable

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
State VAT (ICMS) (1)	2,438,272	2,317,739	2,450,856	2,329,159
Income and social contribution taxes recoverable (2)	401,259	829,160	505,535	830,549
Withholding taxes and contributions (3)	212,264	131,915	238,355	157,371
PIS and COFINS	66,335	125,273	85,098	148,759
Fistel, INSS, ISS and other taxes	8,232	22,775	27,431	38,236
Total	3,126,362	3,426,862	3,307,275	3,504,074

Current	2,386,258	2,952,622	2,563,990	3,027,230
Noncurrent	740,104	474,240	743,285	476,844

(1) This includes credits of ICMS arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Noncurrent consolidated amounts include credits arising from the acquisition of property and equipment of R$423,588 and R$370,770 on December 31, 2017 and 2016, respectively.

(2) This refers to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(3) This refers to credits on withholding income tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

b) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Company
	Balances at 12/31/15	Income statement	Comprehensive income	Other	Merger (note 1 c.2)	Balances at 12/31/16	Income statement	Comprehensive income	Balances at 12/31/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	-	1,376	-	-	-	1,376	587,374	-	588,750
Income and social contribution taxes on temporary differences (2)	(155,951)	(716,769)	78,798	(1,516)	705,367	(90,071)	(1,264,191)	56,187	(1,298,075)
Provisions for legal, labor, tax civil and regulatory contingencies	1,681,016	257,288	-	-	282,751	2,221,055	34,032	-	2,255,087
Trade accounts payable and other provisions	535,001	6,702	-	-	66,455	608,158	(19,864)	-	588,294
Customer portfolio and trademarks	256,056	(62,660)	-	-	119,695	313,091	(58,674)	-	254,417
Estimated losses on impairment of accounts receivable	369,174	(82,284)	-	-	54,645	341,535	69,652	-	411,187
Estimated losses from modems and other P&E items	170,132	(10,561)	-	-	122,696	282,267	(82,833)	-	199,434
Pension plans and other post-employment benefits	26,164	1,780	80,459	-	-	108,403	10,498	55,480	174,381
Profit sharing	88,944	31,004	-	-	3,963	123,911	(23,268)	-	100,643
Provision for loyalty program	32,604	(13,492)	-	-	-	19,112	(1,991)	-	17,121
Accelerated accounting depreciation	10,865	13,168	-	-	-	24,033	(15,773)	-	8,260
Estimated impairment losses on inventories	9,364	(11,757)	-	-	13,620	11,227	(107)	-	11,120
Derivative transactions	47,911	2,891	(1,633)	-	10,523	59,692	(34,349)	822	26,165
Licenses	(1,204,226)	(216,330)	-	-	-	(1,420,556)	(216,330)	-	(1,636,886)
Effects of goodwill generated in the merger of Vivo Part.	(809,600)	(54,720)	-	-	-	(864,320)	(5,461)	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	-	-	(337,535)	-	-	(337,535)
Goodwill from Vivo Part.	(837,918)	(167,202)	-	-	-	(1,005,120)	(167,203)	-	(1,172,323)
Goodwill from GVT Part.	-	(522,228)	-	-	-	(522,228)	(696,305)	-	(1,218,533)
Technological Innovation Law	(193,146)	52,206	-	-	-	(140,940)	43,407	-	(97,533)
Income and social contribution taxes on other temporary differences (3)	(757)	59,426	(28)	(1,516)	31,019	88,144	(99,622)	(115)	(11,593)
Total deferred tax assets (liabilities), noncurrent	(155,951)	(715,393)	78,798	(1,516)	705,367	(88,695)	(676,817)	56,187	(709,325)

Deferred tax assets	3,535,671					4,425,658			4,916,768
Deferred tax liabilities	(3,691,622)					(4,514,353)			(5,626,093)
Deferred tax assets (liabilities), net	(155,951)					(88,695)			(709,325)

Represented in the balance sheet as follows:
Deferred tax assets	-					-			-
Deferred tax liabilities	(155,951)					(88,695)			(709,325)

--

	Consolidated
	Balances at 12/31/15	Income statement	Comprehensive income	Other	Balances at 12/31/16	Income statement	Comprehensive income	Business combination (Note 1 c.1)	Other	Balances at 12/31/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	26,519	(12,448)	-	-	14,071	710,411	-	69,451	-	793,933
Income and social contribution taxes on temporary differences (2)	685,071	(748,969)	78,840	(1,516)	13,426	(1,251,816)	58,192	48,434	(86)	(1,131,850)
Provisions for legal, labor, tax civil and regulatory contingencies	1,954,236	276,100	-	-	2,230,336	68,399	-	-	-	2,298,735
Trade accounts payable and other provisions	687,124	(10,001)	-	-	677,123	(25,706)	-	-	-	651,417
Estimated losses on impairment of accounts receivable	447,018	(88,213)	-	-	358,805	76,155	-	-	-	434,960
Customer portfolio and trademarks	343,107	(30,015)	-	-	313,092	(58,674)	-	-	-	254,418
Estimated losses from modems and other P&E items	294,945	(10,268)	-	-	284,677	(83,736)	-	-	-	200,941
Pension plans and other post-employment benefits	26,285	1,633	80,501	-	108,419	8,630	57,485	-	-	174,534
Profit sharing	106,198	19,058	-	-	125,256	(15,210)	-	-	-	110,046
Provision for loyalty program	32,604	(13,492)	-	-	19,112	(1,991)	-	-	-	17,121
Accelerated accounting depreciation	10,865	13,168	-	-	24,033	(15,773)	-	-	-	8,260
Estimated impairment losses on inventories	10,707	1,392	-	-	12,099	(347)	-	-	-	11,752
Derivative transactions	59,408	2,358	(1,633)	-	60,133	(35,084)	822	-	-	25,871
Licenses	(1,204,226)	(216,330)	-	-	(1,420,556)	(216,330)	-	-	-	(1,636,886)
Effects of goodwill generated in the acquisition of Vivo Part.	(809,600)	(54,720)	-	-	(864,320)	(5,461)	-	-	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	-	(337,535)	-	-	-	-	(337,535)
Goodwill from Vivo Part.	(837,918)	(167,202)	-	-	(1,005,120)	(167,203)	-	-	-	(1,172,323)
Goodwill from GVTPart.	-	(522,228)	-	-	(522,228)	(696,305)	-	-	-	(1,218,533)
Technological Innovation Law	(193,146)	52,206	-	-	(140,940)	43,407	-	-	-	(97,533)
Income and social contribution taxes on other temporary differences (3)	94,999	(2,415)	(28)	(1,516)	91,040	(126,587)	(115)	48,434	(86)	12,686
Total deferred tax assets (liabilities), noncurrent	711,590	(761,417)	78,840	(1,516)	27,497	(541,405)	58,192	117,885	(86)	(337,917)

Deferred tax assets	4,153,054				4,541,952					5,288,176
Deferred tax liabilities	(3,441,464)				(4,514,455)					(5,626,093)
Deferred tax assets (liabilities), net	711,590				27,497					(337,917)

Represented in the balance sheet as follows:
; Deferred tax assets	711,590				27,497					371,408
; Deferred tax liabilities	-				-					(709,325)

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date. In 2017, there were increases of R$587,374 in the Company and R$779,862 in the consolidated, consisting of R$587,374 of the Company and R$192,488 of Terra Networks and POP.

(2)  This refers to amounts that will be realized upon payment of provisions, effective impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

(3)  These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses burden, subsidy on the sale of mobile phones, among others.

At December 31, 2017, deferred tax credits (income and social contribution tax losses) were not recognized in indirect subsidiaries' (Innoweb anda TGLog) accounting records, in the amount of R$11,938 (R$2,993 at December 31, 2016), as it is not probable that future taxable profits shall be available for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, noncurrent.

 The amounts are based on projections subject to change in the future.

Year	Company	Consolidated
2018	1,768,735	1,904,953
2019	543,722	685,775
2020	332,851	374,379
2021	426,700	442,867
2022	694,083	704,303
2023 em diante	(4,475,416)	(4,450,194)
Total	(709,325)	(337,917)

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or to suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Judicial deposits
Tax	4,074,517	3,698,966	4,230,917	3,758,787
Labor	864,022	1,040,635	885,338	1,051,430
Civil	1,203,297	1,107,929	1,205,807	1,109,001
Regulatory	200,627	276,604	200,627	276,604
Total	6,342,463	6,124,134	6,522,689	6,195,822
Garnishments	137,823	152,948	141,116	155,744
Total	6,480,286	6,277,082	6,663,805	6,351,566

Current	324,465	302,349	324,638	302,424
Noncurrent	6,155,821	5,974,733	6,339,167	6,049,142

On December 31, 2017, the Company and its subsidiaries had a number of tax-related judicial deposits in the consolidated amount of R$4,230,917 (R$3,758,787 at December 31, 2016). In Note 18, we provide further details on issues arising from the most significant judicial deposits.

The table below presents the composition of the balances as of December 31, 2107 and 2016 of the tax judicial deposits (segregated and summarized by tribute).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Consolidated
	12/31/17	12/31/16
Contribution to Empresa Brasil de Comunicação (EBC)	1,238,068	1,053,867
Telecommunications Inspection Fund (FISTEL)	1,161,061	1,095,789
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	518,474	449,988
Universal Telecommunication Services Fund (FUST)	484,649	456,977
Social Contribution Tax for Intervention in the Economic Order (CIDE)	270,612	176,557
State Value-Added Tax (ICMS)	273,264	212,652
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	134,688	128,458
Withholding Income Tax (IRRF)	45,846	73,848
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	37,965	35,570
Other taxes, charges and contributions	66,290	75,081
Total	4,230,917	3,758,787

A brief description of the main tax-related judicial deposits is as follows:

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11.652/2008. The Company and TData, as union members, made court deposits relating to that contribution.

•         Telecommunications Inspection Fund (FISTEL)

The Company has legal proceedings involving the collection by ANATEL of the Installation Inspection Fee ("TFI") on the renewal of the validity of the license, as well as the exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of mobile stations that do not belong to it.

9)   PREPAID EXPENSES

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Advertising and publicity	335,700	258,212	336,295	258,212
Insurance	36,672	39,008	36,941	39,558
Rental	29,713	19,276	29,713	19,276
Software and networks maintenance	7,422	10,204	12,375	12,283
Taxes, financial charges, personal and other	37,475	45,148	54,231	50,193
Total	446,982	371,848	469,555	379,522

Current	425,298	336,508	446,439	343,092
Noncurrent	21,684	35,340	23,116	36,430

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

10)  OTHER ASSETS

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Advances to employees and suppliers	53,103	81,325	58,456	83,634
Related-party receivables (Note 28)	557,211	311,633	166,733	250,679
Receivables from suppliers	114,015	96,065	114,015	99,166
Subsidy on handset sales	37,258	30,491	37,258	30,491
Surplus from post-employment benefit plans (Note 30)	9,616	8,838	9,833	9,041
Other amounts receivable	17,024	20,391	24,037	22,649
Total	788,227	548,743	410,332	495,660

Current	701,882	495,380	321,397	440,095
Noncurrent	86,345	53,363	88,935	55,565

11) INVESTMENTS

a)   Information on investees

The Company holds equity interests in wholly-owned subsidiaries (subsidiaries) and jointly-owned subsidiaries. Below, we present the main information of the Company's investees.

TData: The Company's wholly-owned subsidiary, headquartered in Brazil, has the purpose of providing and operating value-added services (VAS); integrated business solutions in telecommunications and related activities; technical assistance and maintenance of telecommunications equipment and networks and project design.

TData is the parent company of TGLog (acquired on October 28, 2015 for R$15,811) and Terra Networks (acquired on July 3, 2017 for R$250,000).

GVTPart: A wholly-owned subsidiary of the Company up to March 31, 2016.  GVTPart. was controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides landline telephone, data, multimedia communication and pay-tv services in the entire Brazilian territory. GVTPart. was merged into the Company on April 1, 2016 (Note 1c2).

POP: The Company's direct subsidiary on April 1, 2016 (Note 1c2), is engaged in the performance of activities related to information technology, internet and any other networks; hosting services and the commercial operation of websites and portals; handling, provision and storage of information and data; sale of software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; development of electronic commerce; creation and administration of own and/or third-party databases; sale of publicity and advertising and, banner vehicles; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association. Until March 31, 2016, POP was controlled by GVT (Note 1c2).

POP is the wholly-owned subsidiary of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

Aliança: Jointly-controlled subsidiary, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 12/31/17					At 12/31/16
	Consolidated wholly-owned subsidiaries		Jointly-controlled subsidiaries			Consolidated wholly-owned subsidiaries		Jointly-controlled subsidiaries
	TData	POP	Aliança	Cia AIX	Cia ACT	TData	POP	Aliança	Cia AIX	Cia ACT

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	2,928,721	33,566	167,540	22,431	17	1,414,039	27,407	145,121	20,337	15
Noncurrent assets	749,694	52,761	-	13,410	-	362,195	52,016	-	12,879	-
Total assets	3,678,415	86,327	167,540	35,841	17	1,776,234	79,423	145,121	33,216	15

Current liabilities	1,893,271	47,337	58	4,084	1	633,631	49,535	101	4,029	1
Non-current liabilities	185,794	24	-	4,811	-	63,139	-	-	5,415	-
Equity	1,599,350	38,966	167,482	26,946	16	1,079,464	29,888	145,020	23,772	14
Total liabilities and equity	3,678,415	86,327	167,540	35,841	17	1,776,234	79,423	145,121	33,216	15

Investment Book value	1,599,350	38,966	83,741	13,473	8	1,079,464	29,888	72,510	11,886	7

	2017					2016
	Consolidated wholly-owned subsidiaries		Jointly-controlled subsidiaries			Consolidated wholly-owned subsidiaries			Jointly-controlled subsidiaries
Summary of Income Statements:	TData	POP	Aliança	Cia AIX	Cia ACT	TData	POP (1)	GVTPart. (2)	Aliança	Cia AIX	Cia ACT
Net operating income	4,023,145	29,512	-	45,622	82	2,538,270	32,233	1,531,692	-	42,840	79
Operating costs and expenses	(2,311,211)	(16,049)	(43)	(43,448)	(80)	(1,448,225)	(20,142)	(1,300,347)	(155)	(41,760)	(72)
Financial income (expenses), net	56,506	1,392	27	1,686	-	86,760	1,217	(41,146)	41	1,980	-
Income and social contribution taxes	(475,614)	(5,777)	-	(686)	-	(404,171)	(6,010)	(57,958)	-	(464)	(1)
Net income (loss) for the year	1,292,826	9,078	(16)	3,174	2	772,634	7,298	132,241	(114)	2,596	6

Equity pickup, according to interest held	1,292,826	9,078	(8)	1,587	1	772,634	7,298	132,241	(57)	1,298	3

1) Includes the consolidated result of the POP for the period from 04/01 to 12/31/16.

(2) Includes the consolidated results of GVTPart. For the period from 01/01 to 03/31/16.

b) Changes in investments

	TData (1)	POP (1)	GVTPart. (1)	Aliança (2)	AIX (2)	ACT (2)	Goodwill (3)	Surplus value of net assets acquired attributed to the Company	Other investments (4)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/15	1,056,305	-	7,674,444	89,799	10,099	4	13,049,199	2,461,583	1,259	24,342,692	(24,241,531)	101,161
Equity pick-up	772,634	7,298	132,241	(57)	1,298	3	-	(67,641)	-	845,776	(844,532)	1,244
Merger (Note 1.c.2)	-	22,590	(7,806,685)	-	-	-	(12,837,141)	(2,393,942)	-	(23,015,178)	23,015,178	-
Dividends and interest on equity	(749,395)	-	-	-	489	-	-	-	-	(748,906)	749,395	489
Other comprehensive income	(80)	-	-	(17,232)	-	a -	-	-	83	(17,229)	80	(17,149)
Balances at 12/31/16	1,079,464	29,888	-	72,510	11,886	7	212,058	-	1,342	1,407,155	(1,321,410)	85,745
Equity pick-up	1,292,826	9,078	-	(8)	1,587	1	-	-	-	1,303,484	(1,301,904)	1,580
Equity transactions (Note 1 c.1)	(59,029)	-	-	-	-	-	-	-	-	(59,029)	59,029	-
Dividends and interest on equity	(707,794)	-	-	-	-	-	-	-	-	(707,794)	707,794	-
Other comprehensive income	(6,117)	-	-	11,239	-	-	-	-	338	5,460	6,117	11,577
Balances at 12/31/17	1,599,350	38,966	-	83,741	13,473	8	212,058	-	1,680	1,949,276	(1,850,374)	98,902

(1)  Wholly-owned entities.

(2)  Jointly-controlled subsidiaries.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

(3)  Goodwill: (i) R$212,058 from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006; and (ii) R$12,837,141 originated from the acquisition of GVTPart. (Note 1 c3).

(4)  Other investments (tax incentives and interest held in companies) are measured at fair value.

12)  PROPERTY, PLANT AND EQUIPMENT

a) Breakdown and changes

	Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/15	14,476,070	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076
Additions	355,291	88,653	157,101	215	304,176	(19,858)	5,521,186	6,406,764
Write-offs, net (2)	(20,447)	(467)	(98,879)	(202)	(751)	21,708	(36,488)	(135,526)
Net transfers	3,693,341	693,367	361,905	-	(38,238)	(3)	(4,776,753)	(66,381)
Depreciation (Note 24)	(2,581,663)	(1,303,734)	(504,787)	-	(357,263)	-	-	(4,747,447)
Merger (Note 1.c.2)	6,309,033	1,572,567	428,622	2,601	159,039	(331,956)	221,157	8,361,063
Balance at 12/31/16	22,231,625	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549
Additions	42,997	141,132	91,160	550	238,989	(37,278)	6,062,652	6,540,202
Write-offs, net	(88,764)	(7,602)	(6,691)	(1,916)	(2,571)	162,224	(17,527)	37,153
Net transfers	3,634,293	1,471,431	619,008	-	15,453	132,578	(5,891,972)	(19,209)
Depreciation (Note 24)	(3,011,178)	(1,466,459)	(541,289)	-	(264,237)	-	-	(5,283,163)
Balance at 12/31/17	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532

At 12/31/16
Cost	70,781,587	15,246,317	14,944,006	315,719	4,181,817	(485,386)	2,700,870	107,684,930
Accumulated depreciation	(48,549,962)	(12,665,138)	(11,228,512)	-	(3,403,769)	-	-	(75,847,381)
Total	22,231,625	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549

At 12/31/17
Cost	74,092,109	16,797,604	15,628,384	314,353	4,404,945	(227,862)	2,854,023	113,863,556
Accumulated depreciation	(51,283,136)	(14,077,923)	(11,750,702)	-	(3,639,263)	-	-	(80,751,024)
Total	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 25.00	6.67 to 66.67	2.50 to 66.67		10.00 to 25.00

Balances and changes:
Balance at 12/31/15	20,935,963	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	634,635	203,775	159,081	215	288,666	(19,962)	5,543,398	6,809,808
Write-offs, net (2)	(24,236)	(816)	(99,437)	(201)	3,059	28,539	(38,959)	(132,051)
Net transfers	3,473,332	677,572	523,995	-	(159,702)	(3)	(4,625,143)	(109,949)
Depreciation (Note 24)	(2,787,820)	(1,438,333)	(514,383)	-	(379,119)	-	-	(5,119,655)
Balance at 12/31/16	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	42,999	141,132	91,160	550	259,620	(37,374)	6,085,487	6,583,574
Write-offs, net	(88,766)	(7,602)	(6,966)	(1,916)	(2,522)	162,319	(18,897)	35,650
Net transfers	3,634,293	1,471,431	619,008	-	34,093	132,578	(5,910,612)	(19,209)
Depreciation (Note 24)	(3,011,291)	(1,468,936)	(544,454)	-	(284,983)	-	-	(5,309,664)
Business Combination (Note 1.c.1)	-	-	1,342	-	4,888	-	817	7,047
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

At 12.31.16
Cost	70,789,534	15,294,619	15,023,890	315,719	4,308,718	(485,575)	2,730,030	107,976,935
Accumulated depreciation	(48,557,660)	(12,706,312)	(11,298,683)	-	(3,489,362)	-	-	(76,052,017)
Total	22,231,874	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 12.31.17
Cost	74,100,056	16,845,903	15,728,808	314,353	4,687,395	(228,052)	2,886,825	114,335,288
Accumulated depreciation	(51,290,947)	(14,121,571)	(11,843,511)	-	(3,856,943)	-	-	(81,112,972)
Total	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)  Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the year ended December 31, 2016, include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Telxius Torres Brasil Ltda (former Towerco Latam do Brasil Ltda), a directly controlled Telefónica subsidiary.

b) Depreciation rates

In accordance with IAS 16 / CPC 27, the Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The results of these evaluations did not indicate the need for changes in useful lives in 2017.

In relation to 2016, these evaluations indicated the need for changes in useful lives and annual depreciation rates for some items of asset classes. This change in the accounting estimate, which was applied reduced the depreciation expense for the annual period ended December 31, 2016 by R$157,053.

c) Property and equipment items pledged in guarantee

At December 31, 2017, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$176,591 (R$203,600 at December 31, 2016).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At December 31, 2017, estimated residual value of reversible assets was R$8,763,355 (R$8,813,916 at December 31, 2016), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

e) Finance lease

At December 31, 2017, classes of switching and transmission equipment, infrastructure and other assets included the net residual amounts of R$280,103 (R$298,604 as of December 31, 2016), in which the Company is a lessee of financial leasing operations.

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	20.00

Balances and changes:
Balance at 12/31/15	10,013,222	2,162,935	861,310	1,242,025	15,635,082	6,495	-	76,471	29,997,540
Additions (1)	-	615,462	-	-	185,450	11,815	(4,550)	519,563	1,327,740
Write-offs, net	-	(3)	-	-	-	-	-	-	(3)
Net transfers	-	617,232	-	-	-	(17,693)	(31)	(532,609)	66,899
Amortization (Note 24)	-	(922,275)	(507,102)	(107,149)	(922,564)	(6,287)	-	-	(2,465,377)
Merger (Note 1.c.2)	12,837,141	219,856	2,207,012	22,944	-	56,368	-	-	15,343,321
Balance at 12/31/16	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120
Additions	-	260,777	-	-	-	207	-	1,100,785	1,361,769
Write-offs, net	-	(7,425)	-	-	-	-	4,051	-	(3,374)
Net transfers	-	701,545	-	-	-	(24,297)	31	(658,070)	19,209
Amortization (Note 24)	-	(943,704)	(582,357)	(84,205)	(928,362)	(5,660)	-	-	(2,544,288)
Balance at 12/31/17	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436

At 12/31/16
Cost	22,850,363	14,019,938	4,513,278	1,658,897	20,237,572	267,065	(4,581)	63,425	63,605,957
Accumulated amortization	-	(11,326,731)	(1,952,058)	(501,077)	(5,339,604)	(216,367)	-	-	(19,335,837)
Total	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120

At 12/31/17
Cost	22,850,363	14,966,763	4,513,278	1,658,897	20,237,572	238,193	(499)	506,140	64,970,707
Accumulated amortization	-	(12,262,363)	(2,534,415)	(585,282)	(6,267,966)	(217,245)	-	-	(21,867,271)
Total	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191
Additions (1)	-	634,528	-	-	185,450	19,796	(4,550)	519,563	1,354,787
Write-offs, net	-	24	-	-	-	(11)	(31)	-	(18)
Net transfers	-	616,336	-	-	-	19,207	-	(532,609)	102,934
Amortization (Note 24)	-	(942,090)	(593,281)	(116,983)	(922,564)	(6,480)	-	-	(2,581,398)
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496
Additions	-	276,390	-	-	-	207	-	1,100,785	1,377,382
Write-offs, net	-	(7,427)	-	-	-	-	4,051	-	(3,376)
Net transfers	-	701,545	-	-	-	(24,297)	31	(658,070)	19,209
Amortization (Note 24)	-	(944,753)	(582,357)	(84,205)	(928,362)	(5,660)	-	-	(2,545,337)
Business Combination (Note 1.c.1)	-	530	-	-	-	-	-	-	530
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904

At 12/31/16
Cost	23,062,421	14,062,127	4,513,278	1,658,897	20,237,572	267,074	(4,581)	63,425	63,860,213
Accumulated amortization	-	(11,367,606)	(1,952,058)	(501,077)	(5,339,604)	(216,372)	-	-	(19,376,717)
Total	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 12/31/17
Cost	-	15,125,532	4,513,278	1,658,897	20,237,572	238,201	(499)	506,140	42,279,121
Accumulated amortization	23,062,421	(12,404,726)	(2,534,415)	(585,282)	(6,267,966)	(217,249)	-	-	1,052,783
Total	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904

(1)    On December 17, 2015, the Company was the winner in seven lots at a frequency of 2,500MHz, offering the amount of R$185,450. On July 21, 2016, through acts No. 2.483, No. 2.485 and No. 2.486, the Directing Council of ANATEL approved the use of these radio frequencies. The terms of authorization of these radio frequency bands were signed on July 26, 2016 and published in the DOU on August 26, 2016.

b) Goodwill breakdown

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged with TDBH) (1)	-	212,058
Santo Genovese Participações Ltda. (2)	71,892	71,892
Telefônica Televisão Participações S.A. (3)	780,693	780,693
Vivo Participações S. A. (4)	9,160,488	9,160,488
GVT Participações S. A. (5)	12,837,141	12,837,141
Total	22,850,363	23,062,421

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A.  (TDBH) in 2006.

(2) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008.

(4) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(5)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 1.c3).

c) Goodwill impairment testing

The Company assessed recoverability of goodwill carrying amount based on the value in use and discounted cash flow method.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted at the WACC (Weighted Average Cost of Capital) rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five (5) years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of 5 years is adequate, based on its past experience in preparing cash flow projections. Such understanding is in line with paragraph 35 of IAS 36/ CPC 01 R1 – Impairment of Assets.

The growth rate used to extrapolate the projections beyond the 5 years period was 4.5% and 5.0% in 2017 and 2016, respectively. Estimated future cash flows were discounted at the pre tax rate of 13.58% in 2017 (14.75% in 2016), also at nominal amounts.

The inflation rate for the period analyzed in the projected cash flows was 4.0% in 2017 (4.5% in 2016).

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s intangible assets, prepared using projections considering the financial statements at December 31, 2017 and 2016, growth projections and operating results for the year ended December 31, 2017 and 2016, no impairment losses or evidence of losses were identified, since value in use is higher than net carrying amount as of the assessment date.

c.1) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•       Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, pay TV and IT compared to voice services (fixed).

•       Growth in operating margin: takes into account the historical margin estimate of price correction, as well as ongoing projects with the aim of greater cost efficiency.

•       Capex volume: we considered the projects in progress aiming at the best efficiency of use of CapEx associated with the need to increase capacity and coverage in line with the growth in revenue provided under the long-term plan. The Capex volume may also be impacted by inflation and currency fluctuations.

•       Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and derived from the weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual beta factors.

c.2) Sensitivity to changes in assumptions

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following maximum increases or decreases, expressed in percentage points (p.p.) were assumed for the years ended December 31, 2017 and 2016:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/- 1.0
Perpetuity growth rates	+/- 0.5

Operating variables
OIBDA Margin	+/- 2.0
Capex/Revenues Margin	+/- 1.0

The sensitivity analysis performed at year-end 2017 and 2016 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above (reasonably wide) limits, no losses would be recognized.

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Salaries and wages	37,070	54,525	40,171	55,476
Social charges and benefits	354,467	375,249	399,229	384,073
Profit sharing	247,501	282,134	273,384	285,887
Share-based payment plans (Note 29)	31,567	45,906	33,880	46,223
Total	670,605	757,814	746,664	771,659

Current	648,957	746,798	723,380	760,643
Noncurrent	21,648	11,016	23,284	11,016

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Sundry suppliers (Opex, Capex, Services e Material)	6,380,614	6,270,535	6,683,503	6,617,240
Amounts payable (operators, cobilling)	183,250	314,959	187,976	314,958
Interconnection / interlink (1)	224,777	369,715	224,777	369,715
Related parties (Note 28)	1,772,203	656,093	350,844	381,240
Total	8,560,844	7,611,302	7,447,100	7,683,153

Current	8,560,844	7,539,395	7,447,100	7,611,246
Noncurrent	-	71,907	-	71,907

(1)  As of December 31, 2016, the amount recorded as non-current related to the judicial proceeding filed against SMP operators claiming the reduction of the VU-M amount. On October 15, 2007, an injunction was obtained to provide a judicial deposit of the difference between VC1 calls and the amount effectively charged by SMP operators. In May 2017, the updated amount of R$71,956 was raised in favor of the operators involved, after an agreement between the parties.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

16) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Income and social contribution taxes payable	-	-	4,479	11,520
ICMS	1,106,507	1,187,244	1,149,137	1,226,172
PIS and COFINS	385,501	371,838	419,589	412,149
Fust and Funttel	93,869	92,828	93,869	92,828
ISS, CIDE and other taxes	102,327	67,420	113,689	77,193
Total	1,688,204	1,719,330	1,780,763	1,819,862

Current	1,669,741	1,698,334	1,731,315	1,770,731
Noncurrent	18,463	20,996	49,448	49,131

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

a.1) Breakdown:

At December 31, 2017, the Company had R$323,206 to be received from TData, related to mandatory minimum dividends of 2017.

a.2) Changes:

	Company	Consolidated
Balance at 12/31/15	18,645	489
Data's supplementary dividends for 2015 of TData	389,395	-
Interim dividends for 2016	360,003	3
Reversal of dividends approved by AIX	(489)	(489)
Receipt of dividends and interest on equity	(767,554)	(3)
Balance at 12/31/16	-	-
Data's supplementary dividends for 2016 of TData	384,588	-
Data's mandatory minimum dividend of 2017	323,206	-
Receipt of dividends and interest on equity of TData	(384,588)	-
Balance at 12/31/17	323,206	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

b)   Dividends and interest on equity payable

b.1) Breakdown:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Company/Consolidated
	12/31/17	12/31/16
Telefónica Latinoamérica Holding S.L.	505,750	454,583
Telefónica S.A.	609,003	547,390
SP Telecomunicações Participações Ltda	383,933	345,090
Telefónica Chile S.A.	1,070	962
Non-controlling interest	896,360	847,006
Total	2,396,116	2,195,031

b.2) Changes:

Company/ Consolidated
Balance at 12/31/15	2,209,362
Supplementary dividends for 2015	1,287,223
Interim interest on equity (net of IRRF)	1,846,323
Unclaimed dividends and interest on equity	(189,471)
Payment of dividends and interest on equity	(2,966,384)
IRRF on shareholders exempt/immune from interest on equity	7,978
Balance at 12/31/16	2,195,031
Supplementary dividends for 2016	1,913,987
Interim interest on equity (net of IRRF)	2,054,143
Unclaimed dividends and interest on equity	(101,778)
Payment of dividends and interest on equity	(3,668,551)
IRRF on shareholders exempt/immune from interest on equity	3,284
Balance at 12/31/17	2,396,116

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for decommissioning are as follows:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,140,492	2,684,924	965,730	595,028	286,983	298,751	5,971,908
Additions (income) (Note 25)	588,104	126,438	674,733	123,532	-	-	1,512,807
Write-offs due to reversal (income) (Note 25)	(148,073)	(51,841)	(341,290)	(10,551)	(8,049)	(20,551)	(580,355)
Other additions	-	100,314	7,826	-	-	162,628	270,768
Write-offs due to payment	(394,473)	(146,628)	(526,853)	(2,561)	(11,240)	-	(1,081,755)
Monetary restatement	153,284	382,002	211,800	71,785	58,565	11,462	888,898
Merger (note 1 c.2)	35,236	14,597	46,284	51,701	555,486	89,541	792,845
Balances at 12/31/16	1,374,570	3,109,806	1,038,230	828,934	881,745	541,831	7,775,116
Additions (income) (Note 25)	804,537	215,999	745,656	271,124	-	-	2,037,316
Write-offs due to reversal (income) (Note 25)	(507,861)	(69,269)	(307,406)	(72,780)	(89,230)	-	(1,046,546)
Other additions (reversal)	-	100,252	(1,098)	-	-	20,765	119,919
Write-offs due to payment	(860,698)	(158,783)	(548,521)	(6,873)	-	-	(1,574,875)
Write-offs due to taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	143,771	342,922	120,574	83,387	53,281	12,129	756,064
Balances at 12/31/17	954,319	3,474,900	1,047,435	1,103,792	845,796	574,725	8,000,967

At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Noncurrent	1,172,457	3,109,806	832,399	53,255	881,745	541,831	6,591,493

At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Noncurrent	715,090	3,474,900	845,762	109,783	845,796	574,725	6,566,056

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,166,151	2,736,191	1,010,356	642,695	843,882	405,421	6,804,696
Additions (income) (Note 25)	611,776	126,446	690,470	126,514	-	-	1,555,206
Write-offs due to reversal (income) (Note 25)	(153,758)	(53,616)	(343,016)	(10,552)	(9,088)	(32,924)	(602,954)
Other additions	958	100,314	7,897	-	-	162,628	271,797
Write-offs due to payment	(396,894)	(159,039)	(538,309)	(2,580)	(11,240)	-	(1,108,062)
Monetary restatement	154,724	379,385	211,959	72,857	58,191	11,462	888,578
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Additions (income) (Note 25)	809,754	226,125	748,620	271,124	-	-	2,055,623
Write-offs due to reversal (income) (Note 25)	(512,583)	(71,684)	(309,927)	(72,780)	(89,230)	-	(1,056,204)
Other additions (reversal)	(492)	93,596	207	-	-	20,765	114,076
Write-offs due to payment	(865,656)	(168,407)	(551,928)	(6,873)	-	-	(1,592,864)
Write-offs due to taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	147,334	348,393	123,487	83,387	53,281	12,129	768,011
Business combination (Note 1 c.1)	19,282	87,531	6,061	-	-	-	112,874
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750

At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Noncurrent	1,180,844	3,129,681	833,526	53,255	881,745	546,587	6,625,638

At 12/31/17
Current	239,229	-	201,673	994,009	-	-	1,434,911
Noncurrent	741,367	3,579,208	854,204	109,783	845,796	579,481	6,709,839

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3)  This refers to the amounts of tax on tax losses used to offset tax provisions arising from the Company's adherence to the Special Tax Regularization Program (PERT).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/17	12/31/16	12/31/17	12/31/16
Provisions - probable losses	954,319	1,374,570	980,596	1,382,957
Possible losses	210,211	275,483	261,876	293,146

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor's Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/17	12/31/16	12/31/17	12/31/16
Provisions - probable losses	683,849	3,109,806	3,579,208	3,129,681
Federal	420,128	343,353	502,153	343,353
State	231,667	226,571	231,998	226,571
Municipal	32,054	30,519	32,054	30,519
FUST, FISTEL and EBC	2,791,051	2,509,363	2,813,003	2,529,238
Possible losses	34,029,094	29,539,669	35,388,910	30,050,578
Federal	7,936,925	5,917,148	8,226,374	5,931,022
State	18,015,683	14,999,333	18,968,349	15,389,802
Municipal	542,084	852,926	548,014	853,244
FUST, FUNTTEL, FISTEL and EBC	7,534,402	7,770,262	7,646,173	7,876,510

b.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and other tax proceedings (FUST, FISTEL and EBC) are described below:

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) IRRF on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

At December 31, 2017, consolidated provisions totaled R$502,153 (R$343,353 at December 31, 2016).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) disallowance of ICMS credits; (ii) telecommunications services not subject to ICMS; (iii) tax credit for challenges / disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate difference of ICMS; (v) ICMS on rent of infrastructure necessary for internet (data) services; and (vi) outflows of goods with prices lower than those of acquisition.

At December 31, 2017, consolidated provisions totaled R$231,998 (R$226,571 at December 31, 2016).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

At December 31, 2017, consolidated provisions totaled R$32,054 (R$30,519 at December 31, 2016).

FUST, FISTEL and EBC

The Company and/or subsidiaries have administrative and judicial discussions related to: (i) the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST; (ii) exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of the mobile stations that are not owned by it; and (iii) Contribution to the Promotion of Public Broadcasting (EBC).

At December 31, 2017, consolidated provisions totaled R$2,813,003 (R$2,529,238 at December 31, 2016).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL, FISTEL and EBC) are described below:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE) and (c) supply of meals to employees, withholding of 11% (assignment of workforce); (iii) IRRF and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS accrual basis versus cash basis; (vii) IRPJ FINOR, FINAN or FUNRES; (viii) IRPJ and CSLL, disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (ix) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (x) IPI levied on shipment of fixed access units from the Company's establishment; (xi) PIS and COFINS levied on value-added services and monthly subscription services; (xii) INSS on Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (xiii) IOF - required on loan transactions, intercompany loans and credit transactions; and (xiv) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

At December 31, 2017, consolidated amounts involved totaled R$8,226,374 (R$5,931,022 at December 31, 2016).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of movable property; (ii) international calls (DDI); (iii) reversal of ICMS credit related to the acquisition of items of property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the Company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xviii) DETRAF fine; (xix) ICMS on own consumption; (xx) ICMS on exemption of public bodies; (xxi) ICMS on amounts given by way of discounts; (xxii) new tax register bookkeeping without prior authorization by tax authorities; (xxiii) ICMS on monthly subscription; (xxiv) tax on unmeasured services; and (xxv) ICMS on advertising services.

At December 31, 2017, consolidated amounts involved totaled R$18,968,349 (R$15,389,802 at December 31, 2016).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica Latino América Holding; (x) ISS on call identification and mobile phone licensing services; (xi) ISS on full-time services, provisions, returns and cancelled tax receipts; and (xii) ISS on data processing and antivirus congeners.

At December 31, 2017, consolidated amounts involved totaled R$548,014 (R$853,244 at December 31, 2016).

FUST, FUNTTEL, FISTEL and EBC

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At December 31, 2017, consolidated amounts involved totaled R$4,316,571 (R$4,089,065 at December 31, 2016).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

Several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At December 31, 2017, consolidated amounts involved totaled R$493,867 (R$1,190,637 at December 31, 2016).

Telecommunications Inspection Fund ("FISTEL")

Judicial actions for the collection of TFI on: (a) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (b) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At December 31, 2017, consolidated amounts involved totaled R$2,556,443 (R$2,352,000 at December 31, 2016).

Contribution to Empresa Brasil de Comunicação (“EBC”)

The Union of Telephony and Cellular and Personal Mobile Service Companies ("Sinditelebrasil") judicially discusses, on behalf of the associates, the Contribution to the Promotion of Public Broadcasting to EBC, created by Law 11,652/08.

Several notifications of debit entry were drawn up by ANATEL at the administrative level for the constitution of the tax credit.

At December 31, 2017, consolidated amounts involved totaled R$279,292 (R$244,808 at December 31, 2016).

c) Provisions civil contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/17	12/31/16	12/31/17	12/31/16
Provisions - probable losses	1,047,435	1,038,230	1,055,877	1,039,357
Possible losses	2,840,894	2,573,459	2,858,796	2,574,836

c.1) Provisions for probable civil losses

Management and its legal counsel understand that losses are probable in the following civil proceedings:

•       The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At December 31, 2017, consolidated provisions totaled R$324,232 (R$256,276 at December 31, 2016).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

•       The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At December 31, 2017, consolidated provisions totaled R$296,169 (R$386,699 at December 31, 2016).

•       The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At December 31, 2017, consolidated provisions totaled R$435,476 (R$396,382 at December 31, 2016).

c.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees ("PAMA") and claim for the reestablishment of the prior "status quo".  This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off.  The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At December 31, 2017, the consolidated amount totaled R$2,827,071 (R$2,559,252 at December 31, 2016).

•       TGLog (company controlled by TData) is a party to the civil enforcement action process in the 3rd Civil Court of Barueri - SP for the allegation of contractual noncompliance with the transportation of goods. At December 31, 2017, the amount was R$178 (R$1,377 at December 31, 2016).

•       Terra Networks (company controlled by TData) is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual noncompliance. At December 31, 2017, the amount was R$17,340.

•       The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At December 31, 2017 and at December 31, 2016, the amount was R$14,207.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

•       Intelectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (Ten thousand reais) in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. At the present time, we await the judgment of the regimental grievance filed against a decision prior to the judgment, which rejected the application of the former lawyers of Lune as assistants of the author.  There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	12/31/17	12/31/16	12/31/17	12/31/16
Provisions - probable losses	1,103,792	828,934	1,103,792	828,934
Possible losses	5,065,907	5,018,205	5,065,907	5,018,205

d.1) Provisions for regulatory contingencies assessed as probable losses

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2017, consolidated provisions totaled R$1,103,792 (R$828,934 at December 31, 2016).

d.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2017, the consolidated amount was R$5,065,907 (R$5,018,205 at December 31, 2016).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

•       Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

d.3) Term of Conduct Adjustment ("TAC")

The Board of Directors of ANATEL approved, on October 27, 2016, the Company's TAC. On September 27, 2017, this instrument was judged by the Brazilian Court of Audit ("TCU"), with the instruction of recommendations and determinations to ANATEL for the continuation of the analysis of the instrument.

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	12/31/17			12/31/16
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	176,591	6,663,805	1,669,476	203,600	6,351,566	1,948,088
Total	176,591	6,663,805	1,669,476	203,600	6,351,566	1,948,088

At December 31, 2017, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$69,764 (R$67,393 at December 31, 2016).

19)  DEFERRED REVENUE

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Services and goods (1)	301,292	389,706	301,292	389,706
Disposal of PP&E (2)	165,162	227,397	165,162	227,397
Activation revenue (3)	7,477	44,117	7,959	44,914
Customer loyalty program (4)	50,354	56,210	50,354	56,210
Government grants (5)	115,379	133,300	115,379	133,300
Other (6)	81,466	89,544	83,052	90,112
Total	721,130	940,274	723,198	941,639

Current	370,493	428,488	372,561	429,853
Noncurrent	350,637	511,786	350,637	511,786

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

(1)  This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers exchanging points for goods and / or services in the future.

(5)  This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which  have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

20) LOANS, FINANCING AND DEBENTURES

a) Breakdown

	Company / Consolidated
	Information as of December 31, 2017				12/31/17			12/31/16
	Currency	Annual interest rate	Maturity	Garantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					1,478,656	2,237,192	3,715,848	1,480,382	2,901,521	4,381,903

Financial Institutions (a.1)					820,468	1,456,624	2,277,092	711,848	2,158,303	2,870,151
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	7/15/2019	(1)	371,946	213,958	585,904	363,734	567,110	930,844
BNDES FINEM	URTJLP			(3)	-	-	-	29,319	-	29,319
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	8/15/2020	(3)	184,007	303,560	487,567	182,737	480,510	663,247
BNDES FINEM	R$	5.00%	11/15/2019	(3)	14,654	13,377	28,031	14,686	27,971	42,657
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	1/15/2023	(3)	101,879	413,552	515,431	7,596	499,442	507,038
BNDES FINEM	R$	4.00% to 6.00%	1/15/2023	(3)	37,061	132,092	169,153	12,320	163,222	175,542
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	1/15/2023	(3)	70,426	305,952	376,378	1,408	340,600	342,008
BNDES PSI	R$	2.5% to 5.5%	1/15/2023	(2)	25,405	19,413	44,818	92,508	44,698	137,206
BNB	R$	7.06% to 10%	8/18/2022	(4)	15,090	54,720	69,810	7,540	34,750	42,290

Suppliers (a.2)	R$	101.4% to 109.4% of CDI	12/31/2018		607,152	-	607,152	722,591	-	722,591

Finance lease (a.3)	R$	IPCA and IGP-M	8/31/2033		51,036	334,424	385,460	45,943	328,485	374,428

Contingent Consideration (a.4)	R$	Selic			-	446,144	446,144	-	414,733	414,733

Foreign Currency					142,299	82,955	225,254	1,062,593	225,271	1,287,864

Financial Institutions (a.1)					142,299	82,955	225,254	1,062,593	225,271	1,287,864
BNDES FINEM	UMBND	ECM + 2.38%	7/15/2019	(1)	142,299	82,955	225,254	136,850	225,271	362,121
Resolution 4131 - Scotiabank and Bank of America	US$				-	-	-	925,743	-	925,743
Total					1,620,955	2,320,147	3,941,102	2,542,975	3,126,792	5,669,767

(1)  Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)  Pledge of financed assets.

(3)  Assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)  Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$11,722 and R$10,773 at December 31, 2017 and 2016, respectively.

a.1)  Loans and financing

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing on the market. These operations fall within the scope of IAS 20 / CPC 7 and thus the subsidies granted by BNDES were adjusted to present value deferred in accordance with the useful lives of the financed assets, resulting in a balance until December 31, 2017 as of R$32,155 (R$47,346 at December 31, 2016), note 19.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on fixed CDI rate for the corresponding periods, with the net cost equivalent to between 101.4% to 109.4% of CDI (108.4% of CDI as of December 31, 2016).

a.3) Finance lease

The Company has agreements classified as finance lease agreements in the condition of lessee relate to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	Company / Consolidated
	12/31/17	12/31/16
Nominal value payable	787,147	831,479
Unrealized financial expenses	(401,687)	(457,051)
Present value payable	385,460	374,428

Current	51,036	45,943
Noncurrent	334,424	328,485

Aging list of finance lease payable at December 31, 2017 is as follows:

	Company / Consolidated
	Nominal value payable	Present value payable
Up to 1 year	57,865	51,036
From 1 to 5 years	201,057	144,963
Over five years	528,225	189,461
Total	787,147	385,460

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2017 and 2016.

a.4) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart (Note 1c.3), a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

b)  Debentures

Information on the debentures at December 31, 2017 and 2016:

	Company / Consolidated
	Information as of December 31, 2017						12/31/17			12/31/16
	Issue date		Amounts
Issue		Maturity	Issued	Outstanding	Issue value	Remuneration p.a.	Current	Non-current	Total	Current	Non-current	Total

4th issue – Series 3	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4.00%	312	40,010	40,322	307	36,990	37,297
1st issue – Minas Comunica	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0.50%	24,088	72,264	96,352	-	97,308	97,308
3rd issue	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% of CDI + 0.75%	-	-	-	2,086,763	-	2,086,763
4th issue	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% of CDI + 0.68%	1,317,513	-	1,317,513	33,434	1,299,505	1,332,939
5th issue	2/8/2017	2/8/2022	200,000	200,000	2,000,000	108.25% of CDI	64,397	1,996,517	2,060,914	-	-	-
6th issue	11/27/2017	11/27/2020	100,000	100,000	1,000,000	100% of CDI + 0.24%	6,176	999,462	1,005,638	-	-	-
Total							1,412,486	3,108,253	4,520,739	2,120,504	1,433,803	3,554,307

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$5,422 at December 31, 2017 (R$495 at December 31, 2016, 3th and 4th issues), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

c) Repayment schedule

At December 31, 2017, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

	Company / Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent Consideration	Total
2019	737,548	64,098	43,810	-	845,456
2020	353,587	1,024,088	37,140	-	1,414,815
2021	226,244	1,024,088	32,705	-	1,283,037
2022	204,427	995,979	31,308	-	1,231,714
2023 onwards	17,773	-	189,461	446,144	653,378
Total	1,539,579	3,108,253	334,424	446,144	5,428,400

d)  Covenants

There are loans and financing with BNDES and debentures with specific covenants involving a penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At December 31, 2017 and 2016 all economic and financial indexes established in existing contracts have been achieved.

e)  Changes

Changes in loans and financing, debentures, finance lease agreements and contingent considerations are as follows:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Company
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12/31/15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738
Additions	466,629	-	61,866	666,085	-	1,194,580
Government grants (Note 19)	(12,040)	-	-	-	-	(12,040)
Financial charges (Note 26)	385,240	486,178	62,242	49,933	37,012	1,020,605
Issue costs	-	495	-	-	-	495
Foreign exchange variation (Note 26)	(272,795)	-	-	-	-	(272,795)
Write-offs (payments)	(1,132,214)	(477,080)	(43,285)	(1,106,671)	-	(2,759,250)
Merger (Note 1 c.2)	1,532,666	-	22,075	-	-	1,554,741
Balance at 12/31/16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Additions	55,876	3,000,000	13,462	571,444	-	3,640,782
Government grants (Note 19)	(1,581)	-	-	-	-	(1,581)
Financial charges (Note 26)	300,153	485,295	45,265	70,603	31,411	932,727
Issue costs	-	(4,926)	-	-	-	(4,926)
Foreign exchange variation (Note 26)	15,846	-	-	-	-	15,846
Write-offs (payments)	(2,025,963)	(2,513,937)	(47,695)	(757,486)	-	(5,345,081)
Balance at 12/31/17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841

	Consolidated
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Additions	466,629	-	61,866	666,085	-	1,194,580
Government grants (Note 19)	(12,040)	-	-	-	-	(12,040)
Financial charges (Note 26)	424,867	486,178	63,003	50,038	37,012	1,061,098
Issue costs	-	495	-	-	-	495
Foreign exchange variation (Note 26)	(272,795)	-	-	-	-	(272,795)
Write-offs (payments)	(1,222,135)	(477,080)	(47,125)	(1,222,214)	-	(2,968,554)
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Additions	55,876	3,000,000	13,462	571,444	-	3,640,782
Government grants (Note 19)	(1,581)	-	-	-	-	(1,581)
Financial charges (Note 26)	300,153	485,295	45,265	70,603	31,411	932,727
Issue costs	-	(4,926)	-	-	-	(4,926)
Foreign exchange variation (Note 26)	15,846	-	-	-	-	15,846
Write-offs (payments)	(2,025,963)	(2,513,937)	(47,695)	(757,486)	-	(5,345,081)
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The following is a summary of funding and payments made during the year ended December 31, 2017.

		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans and financing	55,876	(1,781,261)	(244,702)	(2,025,963)
BNDES	15,998	(825,256)	(213,752)	(1,039,008)
BNB	39,878	(11,808)	(4,073)	(15,881)
Resolution 4131 - Scotiabank and Bank of America	-	(944,197)	(26,877)	(971,074)
Debêntures	3,000,000	(2,000,000)	(513,937)	(2,513,937)
4th issue – Series 3	-	-	(1,522)	(1,522)
3rd issue	-	(2,000,000)	(246,817)	(2,246,817)
4th issue	-	-	(151,152)	(151,152)
5th issue	2,000,000	-	(114,446)	(114,446)
6th issue	1,000,000	-	-	-
Suppliers	571,444	(668,512)	(88,974)	(757,486)
Finance lease	13,462	(35,722)	(11,973)	(47,695)
Total	3,640,782	(4,485,495)	(859,586)	(5,345,081)

Loans and Financing

Banco do Nordeste ("BNB")

On May 12, 2017, draw-downs were made related to the agreement signed on August 18, 2014 in the total amount of R$39,878. The rates of this contract are 7.06% p.a. to 10.0% p.a., total term of 8 years, with interest payments and principal repayments in 72 monthly and successive installments. These resources were destined to investment and expansion projects for the Brazil's Northeast region.

BNDES FINEM

Contract 14.2.1192.1: On December 30, 2014, a financing line of R$1,000,293 was contracted, with rates of: (i) TJLP + 0 to 3.12% p.a; (ii) 4% p.a; (iii) Selic + 2.32% p.a, total term of 8 years, with a grace period ending on January 15, 2018. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments; and (iv) 6% a.a. total term of 7 years, with a grace period ending on January 15, 2017. After the grace period, interest and principal repayments will be paid in 60 monthly and successive installments.
During 2017, three disbursements related to this agreement were made in the amount of R$15,998.

These disbursements refer to a financial support plan linked to projects carried out in the 2014-2016 triennium, aiming at expansion in the areas of operation.

Debentures

5th Issue

At a meeting held on January 26, 2017, the Company's Board of Directors approved the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

On February 8, 2017, the Company issued 200,000 debentures, with a par value equivalent to R$10. The debentures have a maturity of five years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 108.25% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI").

6th Issue

At a meeting held on November 13, 2017, the Company's Board of Directors approved the 6th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$1,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

On November 27, 2017, the Company issued 100,000 debentures, with a par value equivalent to R$10. The debentures have a maturity of three years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 100.00% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI"), plus a spread equivalent to 0.24%.

21) OTHER LIABILITIES

	Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Authorization licenses (1)	258,742	1,048,523	258,742	1,048,523
Liabilities with related parties (Note 28)	139,173	145,332	125,987	112,358
Payment for license renewal (2)	167,536	215,154	167,536	215,154
Third-party withholdings (3)	126,361	222,696	144,593	227,685
Surplus from post-employment benefit plans (Note 30)	522,498	327,670	531,938	327,670
Amounts to be refunded to subscribers	187,826	166,644	189,380	168,708
Other liabilities	70,108	90,815	72,893	92,447
Total	1,472,244	2,216,834	1,491,069	2,192,545

Current	700,251	1,641,926	718,468	1,640,757
Noncurrent	771,993	574,908	772,601	551,788

(1)  Includes a portion of the Company's liability arising from an agreement entered into with ANATEL, whereby the operators that won the auction of the 4G licenses organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV ("EAD"), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2017, the Company paid R$858,991 to EAD, referring to the 2nd and 3rd installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.

(2)  This refers to the cost of renewing STFC and SMP licenses.

(3)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

22)  EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the  Articles of Incorporation, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's Articles of Incorporation and item II, paragraph 1, article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Subscribed and paid-in capital at December 31, 2017 and 2016 amounted to R$63,571,416, divided into shares without par value, held as follows:

At December 31, 2017

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

At December 31, 2016

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%
Treasury Shares	2,290,164	0.40%	339	0.00%	2,290,503	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(339)		(2,290,503)
Total shares outstanding	569,354,053		1,119,340,367		1,688,694,420

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SPTE Participações Ltda) after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2017 and 2016 was R$63,074.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

b.2) Other capital reserves

The breakdown as of December 31, 2017 and 2016 is as follows.

	Consolidated
	12.31.17	12.31.16
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)	-
Total	1,238,268	1,297,297

(1)  Refers to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)  The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3)  Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4)  Refers to the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

(5)  Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 / CPCs 35 and 36, would be recorded in equity when there is no change in the shareholding control.

(6)  Refers to the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7)  Refers to the effects of TData's acquisition of Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (note 1 c.1).

b.3) Treasury shares

The Company's shares held in treasury whose balance is resulting: (i) of the exercise of the right to withdraw from the Company's common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart (see Note 1.c3); (ii) the acquisition of preferred shares in the financial market in accordance with the share buyback program in effect at the time of the transaction (see Note 22.f); and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

The table below shows the changes in this caption for the year ended December 31, 2017 and 2016.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Shares			In thousands of reais
Treasury stock	Common shares	Preferred shares	Total
At 12.31.15	2,290,164	734	2,290,898	(87,805)
Transfer of lawsuits concerning judicial proceedings (1)	-	(395)	(395)	15
At 12.31.16	2,290,164	339	2,290,503	(87,790)
Acquisition of shares in the financial market (2)	-	706	706	(32)
Transfer of lawsuits concerning judicial proceedings (1)	-	(62)	(62)	2
At 12.31.17	2,290,164	983	2,291,147	(87,820)

(1)  Refers to the transfer of preferred shares in treasury to outstanding shares to comply with decisions of lawsuits in which the Company is involved that deals with rights to the complementary receipt of shares calculated in relation to plans to expand the network after 1996.

(2)  The Company acquired preferred shares issued by the Company in the financial market: (i) on June 1, 2017, 45 shares at a unit price of R$ 47.31, totaling R$ 2; and (ii) on July 5, 2017, 661 shares at a unit price of R$45.26, totaling R$32.

c) Income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve (1)	Expansion and Modernization Reserve (2)	Tax incentives (3)	Total
At 12.31.15	1,703,643	700,000	6,928	2,410,571
Reversal of reserves	-	(700,000)	-	(700,000)
Recording of reserves	204,262	550,000	10,141	764,403
At 12.31.16	1,907,905	550,000	17,069	2,474,974
Reversal of reserves	-	(550,000)	-	(550,000)
Recording of reserves	230,439	297,000	10,815	538,254
At 12.31.17	2,138,344	297,000	27,884	2,463,228

(1)  This reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses.

(2)  This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company's increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Shareholders' Meeting.

(3)  The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

d) Dividend and interest on equity

d.1) Additional dividends proposed for 2016

On April 26, 2017, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2016, not yet distributed, amounting of R$1,913,987, equivalent to R$1.06295487663 and R$1.16925036430 for common and preferred shares, respectively, to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount will be paid as of December 13, 2017.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2017 and 2016:

	2017	2016
Net income for the year	4,608,790	4,085,242
Allocation to legal reserve	(230,439)	(204,262)
Total	4,378,351	3,880,980
(-) Tax incentives - not distributable	(10,815)	(10,141)
Adjusted net income	4,367,536	3,870,839

Dividend and IOE distributed for the year:	2,416,639	2,172,145
Interest on equity (gross)	2,416,639	2,172,145
Balance of unallocated net income	1,950,897	1,698,694
(+) Reversal special reserve for modernization and expansion	550,000	700,000
(+) Expired equity instruments	101,778	221,559
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(113,811)	(156,266)
Income available to be distributed	2,488,864	2,463,987

Proposal for Distributions:
Special reserve for modernization and expansion	297,000	550,000
Additional proposed dividends	2,191,864	1,913,987
Total	2,488,864	2,463,987

Mandatory minimum dividend - 25% of adjusted net income	1,091,884	967,710

The manner proposed by management for payment of dividends was:

For 2017: The remaining unallocated balance of net income for the year ended December 31, 2017, amounting to R$1,950,897, plus equity instruments lapsed in 2017 amounting to R$101,778 and reversal special reserve for expansion and modernization of 2016 amounting to R$550,000 and less other comprehensive income amounting to R$113,811, totaling R$2,488,864. The amount of R$297,000 was classified as "Special Reserve for Expansion and Modernization" and R$2,191,864 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting.

For 2016: The remaining unallocated balance of net income for the year ended December 31, 2016, amounting to R$1,698,694, plus equity instruments lapsed in 2016 amounting to R$221,559 and reversal special reserve for expansion and modernization of 2016 amounting to R$700,000 and less  other comprehensive income amounting to R$156,266, totaling R$2,463,987. The amount of R$550,000 was classified as "Special Reserve for Expansion and Modernization" and R$1,913,987 was classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, submitted and approved at the General Shareholders’ Meeting at April 27, 2017.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Total proposed for deliberation - per share	2017	2016
Common shares	1.217277	1.062955
Preferred shares (1)	1.339005	1.169250

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

In 2017 and 2016, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2017

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/13/17	02/24/17	Until 12/31/18	56,916	123,084	180,000	48,379	104,621	153,000	0.084970	0.093467
03/20/17	03/31/17	Until 12/31/18	110,669	239,331	350,000	94,069	203,431	297,500	0.165220	0.181742
06/19/17	06/30/17	Until 12/31/18	30,039	64,961	95,000	25,533	55,217	80,750	0.044845	0.049330
09/18/17	09/29/17	Until 12/31/18	96,440	208,560	305,000	81,974	177,276	259,250	0.143978	0.158375
12/14/17	12/26/17	Until 12/31/18	470,072	1,016,567	1,486,639	399,561	864,082	1,263,643	0.701779	0.771957
Total			764,136	1,652,503	2,416,639	649,516	1,404,627	2,054,143

2016

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/19/16	02/29/16	08/22/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
03/18/16	03/31/16	08/22/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
04/18/16	04/29/16	08/22/17	69,563	150,437	220,000	59,129	127,871	187,000	0.103853	0.114238
06/17/16	06/30/16	08/22/17	50,908	110,092	161,000	43,272	93,578	136,850	0.076001	0.083601
09/19/16	09/30/16	08/22/17	205,528	444,472	650,000	174,699	377,801	552,500	0.306837	0.337521
12/19/16	12/30/16	12/13/17	191,029	413,116	604,145	162,374	351,149	513,523	0.285191	0.313710
Total			686,826	1,485,319	2,172,145	583,802	1,262,521	1,846,323

(1)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

(2)  The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

For the years ended December 31, 2017 and 2016, the Company reversed unclaimed dividends and interest on equity amounting to R$101,778 and R$189,471, respectively, which were included in calculations for decisions on Company dividends.

e) Other comprehensive income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/15	(8,936)	379	34,025	25,468
Exchange variation	-	-	(17,232)	(17,232)
Gains from future contracts	-	42	-	42
Reclassification of gains cash flow hedge for capex	-	3,128	-	3,128
Gains on financial assets available for sale	55	-	-	55
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Exchange variation	-	-	11,239	11,239
Losses from future contracts	-	(1,595)	-	(1,595)
Gains on financial assets available for sale	223	-	-	223
Balances at 12/31/17	(8,658)	1,954	28,032	21,328

f) Company Share Repurchase Program

In a meeting held on June 9, 2017, the Company's Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital, to increase shareholder value through the efficient application of available cash resources and optimize the Company's capital allocation.

The repurchase shall be made through the use of the capital reserve balance included in the balance sheet as of March 31, 2017, excluding the reserves referred to in article 7, paragraph 1, of CVM Instruction 567, of September 17, 2015.

This program is effective until December 8, 2018, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits, being the maximum amounts to be acquired of 870,781 common shares and 41,510,761 preferred shares.

On June 1, 2017 and July 5, 2017, the Company acquired 45 and 661 preferred shares issued by the Company at an average unit price of R$47.31 and R$45.26, repectively, totaling R$32.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The table below sets out the calculation of earnings per share for the years ended December 31, 2017 and 2016:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Company
	2017	2016
Net income for the year	4,608,790	4,085,242
Common shares	1,457,288	1,291,743
Preferred shares	3,151,502	2,793,499

Number of shares (thousands):	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares	2.56	2.27
Preferred shares	2.82	2.50

23)  NET OPERATING REVENUE

	Company		Consolidated
	2017	2016	2017	2016
Gross operating revenue (1)	61,886,869	59,633,012	66,243,174	65,006,728

Deductions from gross operating revenue	(22,543,141)	(21,007,617)	(23,036,342)	(22,498,269)
Taxes	(15,575,815)	(14,583,996)	(16,058,584)	(15,388,784)
Discounts granted and return of goods	(6,967,326)	(6,423,621)	(6,977,758)	(7,109,485)

Net operating revenue	39,343,728	38,625,395	43,206,832	42,508,459

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2017 and 2016.

All amounts in net income are included in income and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	Company
	2017				2016
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(738,224)	(2,180,428)	(441,128)	(3,359,780)	(799,590)	(2,046,505)	(711,631)	(3,557,726)
Third-party services	(4,802,834)	(6,368,599)	(1,191,495)	(12,362,928)	(4,521,863)	(6,070,348)	(1,198,502)	(11,790,713)
Interconnection and network use	(1,440,968)	-	-	(1,440,968)	(1,889,632)	-	-	(1,889,632)
Advertising and publicity	-	(984,301)	-	(984,301)	-	(1,014,120)	-	(1,014,120)
Rental, insurance, condominium and connection means	(2,616,816)	(150,671)	(194,848)	(2,962,335)	(2,220,181)	(131,312)	(219,747)	(2,571,240)
Taxes, charges and contributions	(1,758,227)	(37,918)	(33,458)	(1,829,603)	(1,805,685)	(4,699)	(86,483)	(1,896,867)
Estimated impairment losses on accounts receivable	-	(1,405,085)	-	(1,405,085)	-	(1,225,742)	-	(1,225,742)
Depreciation and amortization (1)	(5,937,372)	(1,433,260)	(455,552)	(7,826,184)	(5,429,820)	(1,312,818)	(423,539)	(7,166,177)
Cost of goods sold	(1,785,811)	-	-	(1,785,811)	(1,997,405)	-	-	(1,997,405)
Materials and other operating costs and expenses	(54,943)	(198,690)	(18,424)	(272,057)	(70,376)	(190,609)	(45,464)	(306,449)
Total	(19,135,195)	(12,758,952)	(2,334,905)	(34,229,052)	(18,734,552)	(11,996,153)	(2,685,366)	(33,416,071)

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Consolidated
	2017				2016
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(845,358)	(2,387,314)	(493,095)	(3,725,767)	(976,233)	(2,136,399)	(747,156)	(3,859,788)
Third-party services	(5,591,284)	(6,423,523)	(1,232,379)	(13,247,186)	(5,705,098)	(6,151,012)	(1,254,187)	(13,110,297)
Interconnection and network use	(1,440,968)	-	-	(1,440,968)	(1,924,148)	-	-	(1,924,148)
Advertising and publicity	-	(1,015,414)	-	(1,015,414)	-	(1,065,882)	-	(1,065,882)
Rental, insurance, condominium and connection means	(2,624,405)	(151,455)	(204,701)	(2,980,561)	(2,326,219)	(141,135)	(220,655)	(2,688,009)
Taxes, charges and contributions	(1,792,764)	(39,050)	(34,779)	(1,866,593)	(1,861,237)	(5,933)	(92,394)	(1,959,564)
Estimated impairment losses on accounts receivable	-	(1,481,015)	-	(1,481,015)	-	(1,348,221)	-	(1,348,221)
Depreciation and amortization (1)	(5,963,153)	(1,433,297)	(457,284)	(7,853,734)	(5,821,620)	(1,408,866)	(423,920)	(7,654,406)
Cost of goods sold	(1,955,890)	-	-	(1,955,890)	(2,118,940)	-	-	(2,118,940)
Materials and other operating costs and expenses	(58,708)	(205,406)	(20,867)	(284,981)	(89,519)	(197,918)	(55,074)	(342,511)
Total	(20,272,530)	(13,136,474)	(2,443,105)	(35,852,109)	(20,823,014)	(12,455,366)	(2,793,386)	(36,071,766)

(1) Includes R$1,267 and R$46,647, related to non-cumulative PIS and COFINS tax credits in 2017 and 2016, respectively.

25)  OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	2017	2016	2017	2016
Recovered expenses and fines	349,985	482,596	355,415	504,877
Provisions for labor, tax and civil contingencies	(990,770)	(953,003)	(999,419)	(985,176)
Net gain (loss) on asset disposal/loss (1)	110,413	456,920	108,767	463,602
Other operating income (expenses) (2)	322,534	(58,442)	(187,249)	(51,977)
Total	(207,838)	(71,929)	(722,486)	(68,674)

Other operating income	782,932	939,516	464,182	968,479
Other operating expenses	(990,770)	(1,011,445)	(1,186,668)	(1,037,153)
Total	(207,838)	(71,929)	(722,486)	(68,674)

(1)  The amount shown for 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil Ltda. After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 19).

(2)  In the same transaction, performed in 2016 and described in item (1), the Company transferred assignment of current lease agreements for sites and sold sharing agreements (customer portfolio) for R$40,899.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2017	2016	2017	2016
Financial Income
Interest income	592,577	648,011	655,474	719,399
Interest receivable (customers, taxes and other)	122,923	78,189	124,391	104,837
Gain on derivative transactions	369,987	994,801	373,971	994,801
Foreign exchange variations on loans and financing	113,203	487,747	113,203	487,747
Other revenues from foreign exchange and monetary variation	397,180	372,186	406,013	374,169
Other financial income	79,302	73,640	82,906	100,406
Total	1,675,172	2,654,574	1,755,958	2,781,359

Financial Expenses
Loan, financing, debenture and finance lease charges	(932,727)	(1,020,605)	(932,727)	(1,061,098)
Foreign exchange variation on loans and financing	(129,049)	(214,952)	(129,049)	(214,952)
Loss on derivative transactions	(414,378)	(1,342,671)	(415,956)	(1,342,671)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(133,831)	(270,136)	(136,425)	(278,175)
Other expenses with foreign exchange and monetary variation	(862,742)	(828,799)	(876,948)	(830,466)
IOF, Pis, Cofins and other financial expenses	(163,386)	(259,155)	(167,897)	(288,538)
Total	(2,636,113)	(3,936,318)	(2,659,002)	(4,015,900)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the years ended December 31, 2017 and 2016.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	2017	2016	2017	2016
Income before taxes	5,249,381	4,701,427	5,730,773	5,134,722
Income and social contribution tax expenses, at the tax rate of 34%	(1,784,790)	(1,598,485)	(1,948,463)	(1,745,805)
Permanent differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	443,185	287,563	537	423
Unclaimed interest on equity	(21,843)	(11,432)	(21,843)	(11,432)
Temporary differences in subsidiaries	-	-	2,007	-
Non-deductible expenses, gifts, incentives	(86,946)	(82,089)	(94,413)	(88,916)
Deferred taxes recognized in subsidiaries on tax loss carryforwards, negative basis and temporary differences referring to prior years	-	-	132,080	-
Tax benefit related to interest on equity allocated	821,657	738,529	821,657	738,529
Other (additions) exclusions	(11,854)	49,729	(13,545)	57,721
Tax debits	(640,591)	(616,185)	(1,121,983)	(1,049,480)

Effective rate	12.2%	13.1%	19.6%	20.4%
Current income and social contribution taxes	36,226	99,208	(580,578)	(288,063)
Deferred income and social contribution taxes	(676,817)	(715,393)	(541,405)	(761,417)

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 7.b).

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Transactions with Terra Group companies based abroad, relating to the purchase of internet content, advertising and auditing services. On July 3, 2017, TData (a wholly-owned subsidiary of the Company acquired the controlling interest in Terra Networks Brasil, note 1.c.1). Therefore, the balances presented in the result table refer to the period from January to June 2017;

h)   Marketing services provided by Terra Group companies;

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

i)    Advertising services, sale of postal solutions and development and sale of content provided by Terra Networks Brasil. On July 3, 2017, TData (a wholly-owned subsidiary of the Company acquired the controlling interest in Terra Networks Brasil, note 1.c.1). Therefore, the balances presented in the result table refer to the period from January to June 2017;

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)   Long distance call and international roaming services provided by companies of Telefónica Group;

l)    Sundry expenses and costs to be reimbursed by companies of Telefónica Group;

m)  Brand Fee for assignment of rights to use the brand paid to Telefónica;

n)   Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o)   Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies’ buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by T.Learning Services Brasil;

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil; and

x)   Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil.

As described in note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits to its employees with Visão Prev e Sistel.

The following table summarizes the consolidated balances with related parties:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

		Balance Sheet - Assets
		At 12/31/17			At 12/31/16
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	531	46	-	94	9,618
Telefónica LatinoAmerica Holding	l)	-	-	135,486	-	-	206,619
Telefónica	l)	-	492	158	-	-	633
		-	1,023	135,690	-	94	216,870
Other Group companies
Colombia Telecomunicaciones ESP	k)	-	1,210	4,505	-	2,641	3,900
Media Networks Brasil Soluções Digitais	a) / d)	-	1,017	2,106	-	81	59
Pegaso PCS	k)	-	2,757	-	-	6,163	-
T.O2 Germany GMBH CO. OHG	k)	-	22,315	-	-	9,849	-
Telcel Telecom. Celulares C. A.	k)	-	6,067	-	-	6,180	-
Telefônica Digital España	l)	-	1,929	-	-	-	-
Telefônica Factoring do Brasil	a) / d) / l)	-	12,337	93	-	4,927	22
Telefónica Global Technology	l)	-	-	13,600	-	1,614	11,244
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	271	1,013	-	868	945
Telefónica International Wholesale Services Espanha	j)	-	69,087	-	-	82,613	-
Telefônica Learning Services Brasil	a)	-	175	-	-	64	-
Telefónica Moviles Argentina	k)	-	7,194	-	-	6,288	-
Telefónica Moviles Del Chile	k)	-	539	387	-	10,207	337
Telefónica Moviles Del Espanha	k)	-	8,918	-	-	9,220	-
Telefônica Serviços Empresariais do Brasil	a) / d) / p)	-	2,938	2,355	-	2,518	2,410
Telefonica UK LTD.(O2 UK LTD)	k)	-	1,350	-	-	8,809	-
Telefónica USA	j)	-	6,248	-	-	3,550	-
Telfisa	q)	9,523	-	-	78,070	-	-
Telxius Cable Brasil	a) / d) / p)	-	28,981	819	-	11,513	2,678
Telxius Torres Brasil (1)	d) / l) / p) / x)	-	14,666	5,106	-	13,842	3,709
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Operation	g) / h)	-	8,159	-	-	-	-
Terra Networks Brasil	a) / d) / l)	-	-	-	-	5,499	7,596
Other	a) / d) / g) / h) / k) / l) / p)	-	3,840	1,059	-	4,366	909
		9,523	199,998	31,043	78,070	190,812	33,809
Total		9,523	201,021	166,733	78,070	190,906	250,679

Current assets		9,523	201,021	164,249	78,070	190,906	247,863
Noncurrent assets		-	-	2,484	-	-	2,816

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 12/31/17		At 12/31/16
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	6,656	15,000	-	533
Telefónica LatinoAmerica Holding	l)	86	-	109	-
Telefónica	l) / m) / n)	1,205	99,950	2,236	84,759
		7,947	114,950	2,345	85,292
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	471	-	2,675	-
Companhia AIX de Participações	u)	1,915	-	1,835	-
Fundação Telefônica	t)	-	137	-	52
Media Networks Latina America SAC	b)	4,248	-	32,398	-
Media Networks Brasil Soluções Digitais	f)	33,751	318	11,821	318
Pegaso PCS	k)	388	-	2,452	-
T.O2 Germany GMBH CO. OHG	k)	5,477	-	4,409	-
Telcel Telecom. Celulares C. A.	k)	5,240	-	4,721	-
Telefónica Compras Electrónicas	v)	24,311	-	24,196	-
Telefônica Digital España	l) / o)	46,645	-	35,347	-
Telefônica Factoring do Brasil	l) / s)	-	146	-	6,154
Telefónica Global Technology	e) / l)	15,671	-	15,169	-
Telefônica Inteligência e Segurança Brasil	c) / l)	15,336	27	26,516	27
Telefónica International Wholesale Services Espanha	f)	44,240	8	50,121	8
Telefônica Learning Services Brasil	r)	37,931	-	16,328	-
Telefónica Moviles Argentina	k)	3,865	-	13,997	-
Telefónica Moviles Del Chile	k)	963	-	10,673	-
Telefónica Moviles Del Espanha	k)	3,589	-	4,671	-
Telefônica Serviços Empresariais do Brasil	d)	-	376	112	1,042
Telefonica UK LTD.(O2 UK LTD)	k)	89	-	3,868	-
Telefónica USA	f)	-	171	14,283	168
Telxius Cable Brasil	f)	44,037	2,068	52,210	2,068
Telxius Torres Brasil (1)	x) / l)	37,718	7,757	33,178	15,991
Terra Networks México, Terra Networks Perú e Terra Networks Operation	h)	7,633	-	-	-
Terra Networks Brasil	i)	-	-	3,360	1,209
Other	g) / h) / k) / l) / w)	9,379	29	14,555	29
		342,897	11,037	378,895	27,066
Total		350,844	125,987	381,240	112,358

Current liabilities		350,844	124,749	381,240	110,449
Noncurrent liabilities		-	1,238	-	1,909

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

		Income statement
		2017			2016
Companies	Type of transaction	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result	Operating revenues	Cost, despesas and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	-	268	-	-	67	-
Telefónica LatinoAmerica Holding	l)	-	36,523	11,030	-	87,526	4,348
Telefónica	l) / m) / n)	-	(331,684)	(996)	-	(319,708)	(9,727)
		-	(294,893)	10,034	-	(232,115)	(5,379)
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	349	(10)	604	217	(2,845)	(926)
Companhia AIX de Participações	a) / u)	36	(22,738)	-	67	(21,316)	-
Fundação Telefônica	a) / t)	-	(11,395)	-	-	(10,530)	-
Media Networks Brasil Soluções Digitais	a) / d) / f)	600	(57,176)	-	572	(3,451)	-
Media Networks Latina America SAC	b)	-	(33,133)	(516)	-	(17,133)	(50)
Pegaso PCS	k)	170	536	-	86	(5,991)	-
T. Learning Services Brasil	a) / r)	292	(54,782)	-	2	(47,544)	1,311
T.O2 Germany GMBH CO. OHG	k)	75	(1,409)	-	45	(4,527)	-
Telefónica Compras Electrónicas	v)	-	(29,062)	-	-	(42,889)	-
Telefônica Digital España	l) / o)	-	(81,893)	(2,600)	-	(44,872)	(1,262)
Telefônica Factoring do Brasil	a) / d) / l) / s)	69	828	61	41	200	-
Telefónica Global Technology, S.A.U.	e) / l)	-	(36,395)	40	-	(28,933)	(756)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l)	706	(40,918)	-	1,041	(39,709)	389
Telefónica International Wholesale Services Espanha	f) / j)	56,728	(49,960)	(2,564)	72,520	(56,293)	(15,008)
Telefónica Moviles Argentina	k)	3,746	6,147	-	3,072	(9,112)	-
Telefónica Moviles Del Chile	k)	1,586	(2,196)	52	1,074	(1,096)	(80)
Telefónica Moviles Del Espanha	k)	1,048	(1,969)	-	(836)	(2,170)	-
Telefônica Serviços Empresariais do Brasil	a) / d) / p)	286	(989)	-	118	867	(43)
Telefonica UK LTD.(O2 UK LTD)	k)	1,163	(1,374)	-	5	(994)	-
Telefónica USA	f) / j)	2,392	(2,322)	(2,035)	2,998	(14,970)	(349)
Telxius Cable Brasil	a) / d) / f) / p)	15,044	(200,536)	787	17,624	(246,595)	244
Telxius Torres Brasil (1)	d) / l) / p) / x)	-	(107,373)	-	31	(72,460)	1,929
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Operation	g) / h)	-	(9,782)	(120)	-	-	-
Terra Networks Brasil	a) / d) / l) / i)	2,485	(10,719)	-	16,483	(17,884)	1,194
Other	a) / d) / g) / h) / k) / l) / p) / w) / x)	3,537	(14,608)	41	1,683	(23,677)	1,216
		90,312	(763,228)	(6,250)	116,843	(713,924)	(12,191)
Total		90,312	(1,058,121)	3,784	116,843	(946,039)	(17,570)

(1)  In March 2016, the Company entered into a purchase and sale agreements for infrastructure and assignment of leases, pooling and other covenants ("Agreement") with Telxius Torres Brasil Ltda (a Telefónica subsidiary). The subject matter of the agreement is the purchase and sale of 1,655 tower structures, assignment of current rental agreements for their sites and shared-use/ pooling agreements. The total amount involved was R$760,000, comprising R$719,101 relating to the tower infrastructures and R$40,899 relating to the customer portfolio.

The agreement's conditions were established taking into consideration (i) prior transactions of the same nature performed by the Company and other companies in the industry; (ii) a valuation report for the assets subject matter of the agreement, prepared by an independent appraiser; and (iii) internal business plan showing that the operation is profitable for the Company.

The following table summarizes the aforementioned transaction:

Impacts on the Balance Sheet
Description	Balance Sheet Group	R$ thousands
Amounts receivable from Telxius Torres Brasil Ltda	Related-party receivables (1)	760,000
Amount of write-offs of residual values of towers	Property, plan and equipment (note 12)	(99,210)
Value of towers classified as finance lease	Finance lease (Note 20)	2,674
Value of towers awaiting for contractual conditions for transfer	Deferred revenues (Note 19)	140,846

(1) On April 8, 2016, Telxius Torres Brasil Ltda settled the amount of R$760,000 in favor of the Company relating to this transaction,  which is classified in the statement of cash flows as cash received from sale of PP&E items.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Impacts on the Statement of Income
Description	DRE Group	R$ thousands
Value of disposal of towers (except retention and financial lease)	Other operating revenues (expenses), net (Note 25)	575,580
Value of write-off of residual amount	Other operating revenues (expenses), net (Note 25)	(99,210)
Value of customer portfolio	Other operating revenues (expenses), net (Note 25)	40,899
Amount of PIS and Cofins charged on customer portfolio	Other operating revenues (expenses), net (Note 25)	(3,783)
Effect on operating income		513,486
Amount of IR and CS levied on towers of customer portfolio	Income and social contribution taxes (Note 27)	(174,585)
Net effect on transaction income	Net effect on transaction income	338,901

b)   Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2017 and 2016 totaled R$21,684 and R$109,314, respectively. Of this amount, R$14,439 (R$39,822 at December 31, 2016) corresponds to salaries, benefits and social charges and R$7,245 (R$69,492 at December 31, 2016) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 24).

For the years ended December 31, 2017 and 2016, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in effect at December 31, 2017 and 2016 are detailed below:

a)     Performance & Investment Plan (“PIP”)

Telefónica's General Shareholders’ Meeting held on May 18, 2011 approved a long-term program for using Telefónica stock options to reward senior management's global commitment, outstanding performance and high potential by awarding Telefónica S.A. shares.

Participants are not required to pay for their initial stock options and may increase the number of shares to be received at the end of the plan if they decide to make a joint investment in their PIP, which requires a participant to buy the equivalent of 25% of the initial shares awarded by Telefónica and hold them until the end of the cycle, when Telefónica will add another 25% in addition to the initial amount of shares in their co-investment.

Initially, the plan is expected to remain effective for 3 years. The cycles are independent of each other. The number of shares is reported at the beginning of each cycle and will be transferred to participants 3 years after the grant date assuming these professionals have met their targets.

The granting of shares is conditional on: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The level of success is based on a comparison of the growth in shareholder earnings, considering stock quotations and dividends (Total Shareholder Return - TSR) with the growth in TSR for companies of the Group in an established basis of comparison.

In 2014, the Company approved the extension of this program for another 3 cycles of 3 years each, beginning October 1, 2014 until September 30, 2017. The number of shares is stated at the beginning of the cycle and three years after grant date, and shares are transferred to participants as long as TSR targets are met.

The 2013-2016 cycle takes place in June 2016 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The 2014-2017 cycle takes place in September 2017 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The 2015-2018 (October 1, 2015 the September 30, 2018): with 84 active Company executives (including 2 executives appointed under the Articles of Incorporation of the Company), hold the right to potentially receive 471,654 Telefónica shares (includes initial amounts and co-investment).

At December 31, 2017, the value of Telefónica’ share price was Eur 8.1950.

b)    Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 General Shareholders’ Meeting approved a long-term program to reward the global commitment, outstanding performance and high potential of its executives by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 until September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants 3 years after grant date if their targets have been met.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - TSR) compared with the growth in TSR for Companies of the Group in an established basis of comparison.

The 2014-2017 cycle takes place in September 2017 and the TSR was not achieved, therefore Telefónica shares were not awarded to the Company’s executives.

The 2015-2018 cycle (October 1, 2015 to September 30, 2018): with the right to potentially receive 83,500 Telefónica shares (includes initial amounts).

At December 31, 2017, the value of Telefónica’ share price was Eur 8.1950.

c)     Global Employee Share Plan (“GESP”)

At the Telefónica General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company and its subsidiaries. This plan offers the possibility of acquiring Telefónica shares with the commitment of the later to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Initially, the plan was expected to remain effective for 2 years. Employees enrolled in the plan were able to acquire Telefónica shares by making monthly contributions of 25 to 150 euros (or the equivalent in local currency) totaling at most 1,800 euros over 12 months (acquisition period).

The delivery of shares occurred after the vesting period of the plan, as of July 31, 2017, and was conditional on: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

The cycle was finalized on July 31, 2017, with the delivery of the net shares of withholding income tax.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$7,013 and R$21,952 for the years ended December 31, 2017 and 2016.

30)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, TData, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
TCOPREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData, Terra Networks and TGLog

The actuarial valuation of the plans was made in December 2017 and 2016, based on the registration of the participants held on the following dates:

•   Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of October 31, 2017, projected for December 31, 2017 and the registration of the participants with a base date of July 31, 2016, projected for 31 of December 2016.

The actuarial valuation carried out for the health plan Law No. 9,656 / 98 used the register of the participants with a base date of October 31, 2017, projected for December 31, 2017 and the registration of the participants with a base date of August 31, 2016 , projected for December 31, 2016.

•   Post-employment Social Security Plans

The actuarial valuation made for the CTB pension plan used the registration of the participants with a base date of August 31, 2017, projected for December 31, 2017 and the registration of the participants with a base date of July 31, 2016, projected for 31 of December 2016.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The actuarial valuation made for all other pension plans (PBS-A, Telefônica BD, Tcoprev and Visão plans) used the register of the participants with a base date of July 31, 2017, projected for December 31, 2017 and the with a base date of July 31, 2016, projected for December 31, 2016.

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and VisãoPrev.

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: (i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT’s, LTN's, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices). Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed-income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (VisãoPrev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the CTB deficit plans and the healthcare plan under Law No. 9656/98, generally all benefit plans that have fund constituted, present a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is at December 31, 2017 and 2016, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

a)   Post-retirement Health Plans

a.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is at the fixed percentage of payroll of employees covered by the Telefônica BD plan.

a.2) Health care plan – Law No. 9656/98

The Company manages and together with its subsidiaries sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as retirees and their dependents and dismissed employees and their dependents.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies.

b)   Post-Employment Pension Plans

They include the PBS Assisted Plans (“PBS-A"), CTB, Telefônica DB, Tcoprev and Visão.

On December 9, 2016, Visão Prev obtained approvals from the National Supplementary Pension Authority ("PREVIC") for the incorporation of Vivo Prev and Visão TGestiona plans to the Visão Telefônica plan. In this way, as of January 1, 2017, all participants in Vivo Prev and Visão TGestiona plans became participants in the Visão Telefônica plan. This unification preserves all vested rights, and gives participants of the incorporated plans access to the benefits of the Visão Telefônica plan.

The main purpose of the mergers is to create greater synergy of the benefits offered to the participants, as well as to reduce administrative and operational costs of the plans, as well as to improve administrative efficiency.

The following describes the key information about post-retirement pension plans.

b.1) PBS Assisted Plan (PBS-A)

The PBS-A plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás system. The plan is subject to funding by sponsors in case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS-A plan comprises assisted participants of the Sistel Benefit Plan who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS-A plan has assets in excess of actuarial liabilities at December 31, 2017 and 2016, such surplus was not recognized due to lack of legal provision in relation to refund thereof, in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

b.2) CTB Plan

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Contributions to the CTB plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

The Company also individually manages and sponsors the CTB Plan, originally provided to former employees of Companhia Telefônica Brasileira (“CTB”) who were in the Company in 1977, with whom an individual retirement concession agreement was executed to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. These plans are closed, and no other members are admitted.

b.3) Telefônica DB Plan

The Company individually sponsors defined benefit retirement plan, the Telefônica DB Plan.

In order to improve allocation of Telefôncia DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan present sustainable projection of their coverage ratio with the current investments portfolio.

At the time of the concession, a benefit is calculated, which will be paid in a lifelong form and updated by inflation. This plan is not open to new accessions.

The contributions are defined according to the costing plan, which is calculated considering financial, demographic and economic hypotheses in order to accumulate enough resources to pay the benefit to the participants who are already receiving and to the new pensions.

b.4) Tcoprev Plan

The Company sponsors, individually, the Tcoprev Plan, a hybrid plan for defined benefits and defined contribution of pension benefits, managed by Visão Prev.

The contributions to the Tcoprev plan are: (i) basic contribution, with contributions made by the participant and sponsor; and (ii) voluntary and sporadic contributions, with contribution made only by the participant. In addition to these contributions, the sponsor can make the variable contribution, of an eventual character, being apportioned proportionally to the basic contribution of the participant.

In order to improve allocation of Tcoprev plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the Tcoprev plan present sustainable projection of its coverage ratio with the current investments portfolio.

b.5) VISÃO Plans

The Visão Telefôncia and Visão Multi plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$43,702 at December 31, 2017 (R$37,879 at December 31, 2016).

The contributions to the Visão Telefôncia and Visão Multi plans are: (i) basic and additional contribution, with contributions made by the participant and sponsor; and (ii) additional, sporadic and specific contribution, with contribution made only by the participant.

In addition, the participant has the possibility to choose one of the five investment profiles to apply their balance, they are: Super Conservative, Conservative, Moderate, Aggressive and Aggressive Fixed Income Long Term.

c) Consolidated Information on Pension Plans and Other Post-Employment Benefits

c.1) Reconciliation of assets and liabilities:

	Net liabilities (assets) at 12.31.17			Net liabilities (assets) at 12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	1,861,651	1,050,576	2,912,227	1,763,866	767,642	2,531,508
Fair value of plan assets	2,585,679	726,060	3,311,739	2,703,593	667,993	3,371,586
Net liabilities (assets)	(724,028)	324,516	(399,512)	(939,727)	99,649	(840,078)

Asset limitation	791,177	130,440	921,617	993,754	164,953	1,158,707

Noncurrent assets	(9,833)	-	(9,833)	(9,041)	-	(9,041)
Current liabilities	7,914	9,021	16,935	6,826	4,162	10,988
Noncurrent liabilities	69,068	445,935	515,003	56,242	260,440	316,682

c.2) Total expenses recognized in the income statement:

	2017			2016
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,044	7,606	10,650	2,811	2,761	5,572
Net interest on net actuarial assets/liabilities	5,258	29,325	34,583	5,278	2,986	8,264
Total	8,302	36,931	45,233	8,089	5,747	13,836

c.3) Amounts recognized in other comprehensive income (loss)

	2017			2016
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (losses) gains	325,292	208,195	533,487	(174,496)	240,072	65,576
Asset limitation effect	(309,780)	(52,411)	(362,191)	182,088	(10,897)	171,191
Total	15,512	155,784	171,296	7,592	229,175	236,767

c.4) Changes in amount net of liability (asset) of defined benefit, net

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net interest on net defined benefit liability (asset) at the beginning of the year	54,026	264,603	318,629	46,907	29,712	76,619
Business combinations	(12)	680	668	-	-	-
Expenses	8,302	36,931	45,233	8,089	5,747	13,836
Sponsor contributions	(10,680)	(3,041)	(13,721)	(8,562)	(31)	(8,593)
Amounts recognized in OCI	15,512	155,784	171,296	7,592	229,175	236,767
Net interest on net defined benefit liability (asset) at the end of the year	67,148	454,957	522,105	54,026	264,603	318,629
Actuarial assets per balance sheet	(9,833)	-	(9,833)	(9,041)	-	(9,041)
Actuarial liabilities per balance sheet	76,982	454,956	531,938	63,068	264,602	327,670

c.5) Changes in defined benefit liability

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,763,866	767,642	2,531,508	1,503,966	402,927	1,906,893
Liability assumed after acquisition of company	249	680	929	-	-	-
Current service costs	3,044	7,606	10,650	2,811	2,761	5,572
Interest on actuarial liabilities	181,208	82,488	263,696	179,496	48,420	227,916
Benefits paid	(168,856)	(30,777)	(199,633)	(156,056)	(24,229)	(180,285)
Member contributions paid	220	-	220	174	-	174
Actuarial losses (gains) adjusted by experience	(23,613)	128,469	104,856	78,373	298,403	376,776
Actuarial losses (gains) adjusted by demographic assumptions	(3,320)	(1,543)	(4,863)	-	(81,144)	(81,144)
Actuarial losses (gains) adjusted by financial assumptions	108,853	96,011	204,864	155,102	120,504	275,606
Defined benefit liability at the end of the year	1,861,651	1,050,576	2,912,227	1,763,866	767,642	2,531,508

c.6) Changes in the fair value of plan assets

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,703,593	667,993	3,371,586	2,178,182	529,485	2,707,667
Asset acquired on acquisition of company	323	-	323	-	-	-
Benefits paid	(160,370)	(27,767)	(188,137)	(149,521)	(24,229)	(173,750)
Participants contributions paid	220	-	220	174	-	174
Sponsor contributions paid	2,195	31	2,226	2,027	31	2,058
Interest income on plan assets	283,090	71,061	354,151	264,761	65,015	329,776
Return on plan assets excluding interest income	(243,372)	14,742	(228,630)	407,970	97,691	505,661
Fair value of plan assets at the end of the year	2,585,679	726,060	3,311,739	2,703,593	667,993	3,371,586

c.7) Changes in assets limitation

	12.31.17			12.31.16
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	993,754	164,953	1,158,707	721,123	156,270	877,393
Interest on the asset limitation	107,140	17,898	125,038	90,543	19,580	110,123
Changes in the assets limitation, except interest	(309,779)	(52,411)	(362,190)	182,088	(10,897)	171,191
Effect generated by company acquisition	62	-	62	-	-	-
Asset Limitation at the end of the year	791,177	130,440	921,617	993,754	164,953	1,158,707

c.8) Results projected for 2018

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,931	13,722	16,653
Net interest on net defined benefit liability/asset	6,074	45,892	51,966
Total	9,005	59,614	68,619

c.9) Sponsoring company contributions projected for 2018

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,499	33	2,532
Benefits paid directly by the sponsor	7,914	9,026	16,940
Total	10,413	9,059	19,472

c.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2017	8.5 years	18.7 years
In 2016	8.9 years	12.7 years

c.11) Actuarial assumptions

12.31.17
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.5% PBS-A and CTB: 9.8% Telefônica BD and Tcoprev: 9.9%	9.9%
Future salary growth rate	PBS-A: N/A Visão, CTB, Telefônica BD and Tcoprev: 5.9%	N/A
Medical expense growth rate	N/A	7.4%
Nominal annual adjustment rate of pension benefits	4.3%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão and Tcoprev: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	PBS-A, CTB, Telefônica BD and Tcoprev: Light-Forte Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB, Telefônica BD and Tcoprev: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2017 as follows: (i) Long-term inflation rate  4.3%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

12.31.16
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Vivoprev and Visão: 10.9% PBS-A, CTB, Telefônica BD and Tcoprev: 10.8%	10.9%
Future salary growth rate	PBS-A: N/A CTB, Telefônica BD, Prev and Visão: 6.2%	N/A
Medical expense growth rate	N/A	7.6%
Nominal annual adjustment rate of pension benefits	4.5%	N/A
Medical service eligibility age	N/A	PAMA and PCE: 5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement Law No. 9656/98: 100% to 57 years
Estimated retirement age	PBS-A and CTB: N/A Telefônica BD: 57 years Prev and Visão: 60 years	PAMA and PCE: 60 years Law No. 9656/98: 57 yeras
Mortality table for nondisabled individuals	PBS-A, CTB, Telefônica BD and Tcoprev: AT-2000 Basic segregated by gender, down-rated by 10% Vivoprev and Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB, Telefônica BD and PBS: RP-2000 Disabled Female, down-rated by 40% Vivoprev and Visão: N/A	PAMA and PCE: RP-2000 Disabled Male Law No. 9656/98: AT-2000 Basic segregated by gender, down-rated by 10%
Disability table	PBS-A, CTB and Telefônica BD: Mercer Disability Prev and Visão: Light-Fraca, down rated by 30%	Mercer Disability
Turnover	PBS-A, CTB and Telefônica BD: N/A Prev and Visão: Turnover experience in VISÃO plans (2008 to 2011)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2008 to 2011)

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2016 as follows: (i) Long-term inflation rate  4.5%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

c.12) Changes in actuarial assumptions in relation to the prior year

In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The main economic and financial assumptions that have changed in relation to the previous fiscal year and that interfere with the defined benefit liability are: (i) rates for discount to present value of the defined benefit liability; (ii) long-term inflation rate; (iii) rate of future wage growth; (iv) rate of growth of medical costs; and (v) annual nominal index of adjustment of social security benefits.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,861,651	1,050,576	2,912,227
Defined benefit liability, based on prior-year actuarial assumptions	1,756,118	956,108	2,712,226
Difference from change in actuarial assumptions	105,533	94,468	200,001

c.13) Sensitivity analysis for actuarial assumptions

The Company believes that the significant actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	1,861,651	1,050,576	2,912,227
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,784,735	977,286	2,762,021
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	1,944,833	1,132,896	3,077,729

The following is a sensitivity analysis on the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, Projected by the current medical cost growth rate	1,861,651	1,050,576	2,912,227
Defined benefit liability, discounted to present value considering a rate increased by 1%	1,861,651	1,223,724	3,085,375
Defined benefit liability, discounted to present value considering a rate decreased by 1%	1,861,651	911,270	2,772,921

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

c.14) Allocation of plan assets

	12.31.17		12.31.16
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	1,998,931	670,516	1,769,606	553,515
Treasury Financial Letter	199,135	55,544	30,588	-
Repurchase operations	142,228	-	134,863	-
Debentures	13,209	-	12,843	-
Treasury Financial Letter (LFT)	4,567	-	229,793	114,478
FIDC shares / Others	3,694	-	6,449	-
National Treasury Notes (LTN)	2,165	-	1,895	-
Bank Deposit Certificates (CDB)	1,317	-	36,744	-
Variable income investments
Investments in energy sector	57,781	-	246,400	-
Investments in food and beverage industry	32,337	-	45,054	-
Investments in aerospace sector	-	-	28,947	-
Investments in mining sector	1,197	-	2,581	-
Investments in other sectors (1)	7,124	-	9,207	-
Real estate investments	96,525	-	121,176	-
Loans to participants	18,346	-	23,562	-
Structured investments	3,753	-	224	-

Investments with market value not quoted in active market:
Loans to participants	1,590	-	1,850	-
Structured investments	1,780	-	1,811	-

Total	2,585,679	726,060	2,703,593	667,993

(1) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

c.15) Maturity of future benefit payments

	Post-retirement pension plans	Post-retirement health plans	Total
2018	162,546	38,839	201,385
2019	166,989	42,679	209,668
2020	171,275	47,023	218,298
2021	176,423	51,987	228,410
2022	180,505	57,309	237,814
2023 onwards	5,326,440	22,761,339	28,087,779
Total	6,184,178	22,999,176	29,183,354

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

31)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no, derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At December 31, 2017 and 2016, the derivative instruments were effective for the hedged items.

As long as these derivatives contracts qualify for hedge accounting, the hedged item may also be adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At December 31, 2017 and 2016, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early maturity thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.17	12.31.16	12.31.17	12.31.16
Long position	1,166,777	2,739,524	164,405	212,993

Foreign Currency	326,149	1,522,598	102,876	158,762
US$ (1) (2)	201,445	742,137	49,110	73,833
EUR (2)	11,000	70,064	449	-
LIBOR US$ (1)	113,704	710,397	53,317	84,929

Floating rate	643,589	898,324	28,263	31,987
CDI (1) (2)	249,239	254,883	82	3,979
TJLP (4)	394,350	643,441	28,181	28,008

Inflation rates	197,039	318,602	33,266	22,244
IPCA (3) (5)	166,775	192,318	33,266	17,998
IGPM (6)	30,264	126,284	-	4,246

Short position	(1,363,491)	(2,573,351)	(20,652)	(184,616)

Floating rate	(952,283)	(2,391,882)	(16,417)	(184,545)
CDI (1) (2) (3) (4) (5) (6)	(952,283)	(2,391,882)	(16,417)	(184,545)

Foreign Currency	(411,208)	(181,469)	(4,235)	(71)
US$ (2)	(354,356)	(88,710)	(4,235)	(71)
LIBOR US$ (1)	(56,852)	(92,759)	-	-

	Long position		164,405	212,993
	Current		87,643	68,943
	Non Current		76,762	144,050

	Short position		(20,651)	(184,616)
	Current		(5,239)	(183,212)
	Non Current		(15,412)	(1,404)
	Amounts receivable, net		143,754	28,377

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$237,384) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$225,254).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$70,946) and (US$ and CDI x US$) (R$56,071) - maturing through February 9, 2018 to hedge currency risk affecting net amounts payable (carrying amount R$70,683 in euros) and receivables (carrying amount R$56,081 in US$).

(3) IPCA x CDI rate swaps (R$39,497) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$40,322).

(4) TJLP x CDI swaps (R$390,314) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$441,167).

(5) IPCA x CDI swaps (R$224,820) - maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$217,178).

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

(6) IGPM x CDI swaps (R$42,842) - maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

The table below shows the breakdown of swaps maturing after December 31, 2017:

	Company/Consolidated
	Maturing in
Swap contract	2018	2019	2020	2021 onwards	Amount receivable (payable) at 12.31.17
Foreign currency x CDI	65,670	36,937	-	-	102,607
CDI x Foreign Currency	(4,524)	(93)	-	-	(4,617)
TJLP x CDI	20,838	7,343	-	-	28,181
IPCA x CDI	722	9,633	1,129	6,402	17,886
IGPM x CDI	(303)	-	-	-	(303)
Total	82,403	53,820	1,129	6,402	143,754

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, IGPM x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at December 31, 2017 was R$1,289 (R$2,091 at December 31, 2016).

At December 31, 2017 and 2016, the transactions with derivatives generated consolidated negative (net) result of R$41,985 and R$347,870, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at December 31, 2017.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(70,683)	(88,354)	(106,025)
Payables in EUR	Debt (appreciation risk EUR)	(42,808)	(53,510)	(64,212)
Receivables in EUR	Debt (depreciation risk EUR)	113,754	142,192	170,631
	Net Exposure	263	328	394

Hedge (short position)	Derivatives (depreciation risk US$)	(56,071)	(70,088)	(84,106)
Payables in US$	Debt (appreciation risk US$)	164,648	205,810	246,972
Receivables in US$	Debt (depreciation risk US$)	(108,567)	(135,709)	(162,851)
	Net Exposure	10	13	15

Hedge (long position)	Derivatives (risk of decrease in IPCA)	279,566	259,689	242,286
Debt in IPCA	Debt (risk of increase in IPCA)	(381,564)	(361,681)	(344,274)
	Net Exposure	(101,998)	(101,992)	(101,988)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	42,538	42,575	42,612
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(140,859)	(140,859)	(140,859)
	Net Exposure	(98,321)	(98,284)	(98,247)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	221,553	276,004	330,097
Debt in UMBND	Debt (risk of increase in UMBND)	(225,708)	(281,531)	(337,072)
	Net Exposure	(4,155)	(5,527)	(6,975)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	418,496	414,263	410,144
Debt in TJLP	Debt (risk of increase in TJLP)	(1,586,846)	(1,582,396)	(1,578,066)
	Net Exposure	(1,168,350)	(1,168,133)	(1,167,922)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(130,892)	(146,692)	(162,471)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(279,566)	(259,689)	(242,286)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(42,538)	(42,575)	(42,612)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(221,553)	(276,004)	(330,097)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(418,496)	(414,263)	(410,144)
	Net Exposure	(1,093,045)	(1,139,223)	(1,187,610)

Total net exposure in each scenario		(2,465,596)	(2,512,818)	(2,562,333)

Net effect on changes in current fair value		-	(47,222)	(96,737)

The assumptions used by the Company for the sensitivity analysis at December 31, 2017 were as follows:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Sensitivity analysis assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.3080	4.1350	4.9620
EUR	3.9676	4.9595	5.9514
JPY	0.0293	0.0367	0.0440
IPCA	2.79%	3.49%	4.19%
IGPM	-0.52%	-0.65%	-0.78%
IGP-DI	-0.27%	-0.34%	-0.41%
UMBND	0.0646	0.0807	0.0969
URTJLP	2.0314	2.5392	3.0470
CDI	6.89%	8.61%	10.34%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at December 31, 2017, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At December 31, 2017 and 2016, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During years ended December 31, 2017 and 2016, there were no transfers between fair value measurements of level 3 and level 1 and 2.

The following tables show the composition of financial assets and liabilities at December 31, 2017 and 2016.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		12.31.17	12.31.16	12.31.17	12.31.16
Financial Assets
Current
Cash and cash equivalents (Note 4)	Amortized cost		3,681,173	4,675,627	3,681,173	4,675,627
Trade accounts receivable, net (Note 5)	Loans and receivables		8,413,403	8,282,685	8,413,403	8,282,685
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	2,480	3,979	2,480	3,979
Derivative transactions (Note 31)	Hedges (economic)	Level 2	85,163	64,964	85,163	64,964

Noncurrent
Short-term investments pledged as collateral	Amortized cost		81,472	78,153	81,472	78,153
Trade accounts receivable, net (Note 5)	Loans and receivables		167,682	200,537	167,682	200,537
Derivative transactions (Note 31)	Hedges (economic)	Level 2	76,762	144,050	76,762	144,050
Total financial assets			12,508,135	13,449,995	12,508,135	13,449,995

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		8,560,844	7,539,395	8,560,844	7,539,395
Loans, financing and finance lease (Note 20)	Amortized cost		1,316,034	1,256,147	1,463,609	1,363,539
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	304,921	1,286,828	317,231	1,307,310
Debentures (Note 20)	Amortized cost		1,412,174	2,120,197	1,532,427	2,242,291
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	312	307	1,490	1,412
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	4,372	4,111	4,372	4,111
Derivative transactions (Note 31)	Hedges (economic)	Level 2	735	179,101	735	179,101

Noncurrent
Trade accounts payable, net (Note 15)	Amortized cost		-	71,907	-	71,907
Loans, financing and finance lease (Note 20)	Amortized cost		1,353,582	1,837,077	1,291,974	1,668,524
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	520,421	874,982	505,422	822,818
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	446,144	414,733	446,144	414,733
Debentures (Note 20)	Amortized cost		3,068,243	1,396,813	2,866,372	1,260,814
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	40,010	36,990	37,717	34,124
Derivative transactions (Note 31)	Hedges (economic)	Level 2	15,412	1,404	15,412	1,404
Total financial liabilities			17,043,204	17,019,992	17,043,749	16,911,483

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		12.31.17	12.31.16	12.31.17	12.31.16
Financial Assets
Current
Cash and cash equivalents (Note 4)	Amortized cost		4,050,338	5,105,110	4,050,338	5,105,110
Trade accounts receivable, net (Note 5)	Loans and receivables		8,588,466	8,701,688	8,588,466	8,701,688
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	2,480	3,979	2,480	3,979
Derivative transactions (Note 31)	Hedges (economic)	Level 2	85,163	64,964	85,163	64,964

Noncurrent
Short-term investments pledged as collateral	Amortized cost		81,486	78,166	81,486	78,166
Trade accounts receivable, net (Note 5)	Loans and receivables		273,888	305,411	273,888	305,411
Derivative transactions (Note 31)	Hedges (economic)	Level 2	76,762	144,050	76,762	144,050
Total financial assets			13,158,583	14,403,368	13,158,583	14,403,368

Financial Liabilities
Current
Trade accounts payable (Note 15)	Amortized cost		7,447,100	7,611,246	7,447,100	7,611,246
Loans, financing and finance lease (Note 20)	Amortized cost		1,316,034	1,256,147	1,463,609	1,363,539
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	304,921	1,286,828	317,231	1,307,310
Debentures (Note 20)	Amortized cost		1,412,174	2,120,197	1,532,427	2,242,291
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	312	307	1,490	1,412
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	4,504	4,111	4,504	4,111
Derivative transactions (Note 31)	Hedges (economic)	Level 2	735	179,101	735	179,101

Noncurrent
Trade accounts payable (Note 15)	Amortized cost		-	71,907	-	71,907
Loans, financing and finance lease (Note 20)	Amortized cost		1,353,582	1,837,077	1,291,974	1,668,524
Loans, financing and finance lease (Note 20)	Measured at fair value through profit or loss	Level 2	520,421	874,982	505,422	822,818
Debentures (Note 20)	Amortized cost		3,068,243	1,396,813	2,866,372	1,260,814
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	40,010	36,990	37,717	34,124
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	446,144	414,733	446,144	414,733
Derivative transactions (Note 31)	Hedges (economic)	Level 2	15,412	1,404	15,412	1,404
			15,929,592	17,091,843	15,930,137	16,983,334

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, raise new loans, issue debentures and contract derivatives. For the year ended December 31, 2017, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance leasing, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

	Consolidated
	12.31.17	12.31.16
Cash and cash equivalents	4,050,338	5,105,110
Loans, financing, debentures, financial lease and contingent consideration	(8,461,841)	(9,224,074)
Derivative transactions, net	143,754	28,377
Short-term investment pledged as collateral	11,722	10,773
Asset guarantor of contingent consideration	446,144	414,733
Net debt	3,809,883	3,665,081
Net equity	69,461,358	69,244,419
Net debt-to-equity ratio	5.48%	5.29%

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At December 31, 2017, 2.7% of financial debt was foreign-currency denominated (14.0% at December 31, 2016). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$225,254 and R$1,287,864 at 31 December 2017 and 2016, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$16,953 thousand receivable and €17,535 thousand payable by December 31, 2017 and US$17,293 thousand receivable and €5,695 thousand payable by December 31, 2016) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP) which is set on a quarterly basis by the National Monetary Council. During the year 2016 and for the quarter ended March 30, 2017, the TJLP was 7.5%. In the third quarter of 2017, the TJLP remained at 7.0%, until the end of the year.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$3,932,539 at December 31, 2017 (R$4,906,741 at December 31, 2016), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approach their fair values, since they may be redeemed in short term.

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structure the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our consolidated financial liabilities as set forth in loan agreements:

At 12.31.17	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,447,100	-	-	-	7,447,100
Loans, financing and finance lease (Note 20)	1,620,955	780,904	885,411	207,688	3,494,958
Contingent consideration (Note 20)	-	-	-	446,144	446,144
Debentures (Note 20)	1,412,486	66,252	3,042,001	-	4,520,739
Derivative transactions (Note 31)	5,239	93	-	15,319	20,651
Total	10,485,780	847,249	3,927,412	669,151	15,929,592

At 12.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,611,246	-	-	71,907	7,683,153
Loans, financing and finance lease (Note 20)	2,542,975	1,129,939	1,326,269	255,851	5,255,034
Contingent consideration (Note 20)	-	-	-	414,733	414,733
Debentures (Note 20)	2,120,504	1,355,683	78,120	-	3,554,307
Derivative transactions (Note 31)	183,212	1,185	97	122	184,616
Total	12,457,937	2,486,807	1,404,486	742,613	17,091,843

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first tier financial institutions as per current credit policies of financial counterparties.

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur in significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure foresees the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers who could eventually be treated as direct employees, which would generate requests for links and joint liability in overtime claims and occupational accidents, among others. If we obtain an unfavorable decision in relation to a significant portion of these contingencies that have not yet been provisioned, our financial and equity situation and the results of our operations may be affected.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At December 31, 2017, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$1,501,052 for operational risks (with loss of profit) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law nº 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations.  The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues.  It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

32)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2017, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Up to 1 year	2,282,506	2,285,148
From 1 to 5 years	7,435,159	7,442,212
Over five years	5,017,985	5,017,985
Total	14,735,650	14,745,345

33) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of cash flow financing activities for the year ended December 31, 2017.

Company

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
Company	At 12/31/16	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Business combinations	Interim and unclaimed dividends and interest on equity	At 12/31/17
Interim dividends and interest on equity	2,195,031	-	(3,668,551)	-	-	-	-	3,869,636	2,396,116
Loans and financing	4,880,606	55,876	(2,449,773)	(333,676)	385,021	571,444	-	-	3,109,498
Finance lease	374,428	-	(35,722)	(11,973)	45,265	13,462	-	-	385,460
Debentures	3,554,307	3,000,000	(2,000,000)	(513,937)	480,369	-	-	-	4,520,739
Derivative financial instruments	(28,377)	-	(162,334)	2,086	44,739	-	-	-	(143,886)
Contingent Consideration	414,733	-	-	-	31,411	-	-	-	446,144
Total	11,390,728	3,055,876	(8,316,380)	(857,500)	986,805	584,906	-	3,869,636	10,714,071

Consolidated

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
Consolidated	At 12/31/16	Addtions	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of financial lease and supplier financing	Business combinations	Interim and unclaimed dividends and interest on equity	At 12/31/17
Interim dividends and interest on equity	2,195,031	-	(3,668,551)	-	-	-	-	3,869,636	2,396,116
Loans and financing	4,880,606	55,876	(2,449,773)	(333,676)	385,021	571,444	-	-	3,109,498
Finance lease	374,428	-	(35,722)	(11,973)	45,265	13,462	-	-	385,460
Debentures	3,554,307	3,000,000	(2,000,000)	(513,937)	480,369	-	-	-	4,520,739
Derivative financial instruments	(28,377)	-	(159,408)	2,086	42,334	-	(389)	-	(143,754)
Contingent Consideration	414,733	-	-	-	31,411	-	-	-	446,144
Total	11,390,728	3,055,876	(8,313,454)	(857,500)	984,400	584,906	(389)	3,869,636	10,714,203

b)   Financing transactions that do not involve cash

The main financing transactions that do not involve cash of the Company refer to the acquisition of assets through finance leases. At December 31, 2017 and 2016, these transactions totaled R$13,462 and R$61,866, respectively.

Telefônica Brasil S.A.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2017 and 2016
(In thousands of reais, unless otherwise stated)

TELEFÔNICA BRASIL S.A.

MANAGEMENT REPORT

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) hereby submits for your appreciation the Company’s management report and separate and consolidated financial statements, together with the report issued by the independent auditors and the opinions of the board of directors, the fiscal council and the audit and control committee for the year ended December 31, 2017.

  Message from Management

My mission when I took over at Telefônica Brasil was to speed up the digital transformation of Vivo, our retail brand in Brazil. After a little more than a year heading the company I can say that, in Brazil, Vivo has achieved somewhat more than we promised in 2016: we are spearheading the transformation of the telecom sector and we are well on the way to being the engine of change in digital technology that the country needs.

This digital transformation is already benefiting people on a number of fronts, such as in education, public administration and security, and I have no doubt that in the short term it will give a boost to economic growth and job creation.

Clearly, we have to remain at the forefront of this trend, which is primarily intended to offer our clients a unique experience while at the same time improving the profitability of the Company.

Therefore, we are making rapid progress in constructing what I believe to be the fundamental pillars of this transformation:

  A state-of-the-art network infrastructure
  A unique experience for the client
  A complete and innovative portfolio of digital services
  Giving clients control over their “digital life”

I must emphasize that putting these pillars in place has been a much easier task thanks to the trust that our investors, partners and staff have placed in the company. The proof that we are on the right track is that we once more posted very good results in 2017, in spite of the adverse macroeconomic situation.

Our revenues have grown steadily, with income from mobile broadband and fixed ultra-broadband more than 20% higher than in the previous year. The Company’s EBITDA margin, in turn, was up by around 2 percentage points, leading to a 7.3% rise in EBITDA, our best performance in real growth in recent years.

The digitalization of products, services and processes has been a major factor in leveraging the Company’s efficiency. For example, in 2017, complaints to our call center were down (-13%) while at the same time we increased our penetration of digital accounts (+23 p.p.). Our digital channels also showed an increase in virtual top-ups (+28%) and in single users (+43%).

With increased profitability and optimum allocation of investments, we generated 20% more free cash flow than in 2016, giving a total of R$5.7 billion for the year, and this allowed us to propose to our shareholders a 13% increase in dividends to be paid in 2018. These are factors that allow us to advance sustainably and consistently, investing in the growth of the business and remunerating our shareholders, while at the same time maintaining a sound and robust capital structure.

State-of-the-art network infrastructure

We seek to offer our clients top quality connectivity, so that they can make the best use of digital resources, mainly by consistently investing in fiber optics and the fourth generation mobile network. During the last year, we have expanded our 4G coverage even more, adding 2,084 more cities to the network we cover with this technology. This growth is the largest ever achieved by an operator in Brazil in a single year. We ended 2017 with 4G services to 2,600 municipalities, covering the equivalent of 84.5% of the population of Brazil.

The gradual release of the 700MHz frequency, previously occupied by analog television, has made a significant contribution to the expansion of 4G and also to an increase in the coverage of 4G+ (which is up to twice as fast as 4G), by adding frequencies. We are the first operator to offer a 4G+ service in all Brazil’s state capitals, and it is now available in 118 cities.

Our fiber optics cover 215 municipalities and we have been the first to take ultra high-speed internet to people’s homes, through the FTTH (Fiber-to-the-Home) technology. In the last year, 16 new cities received FTTH coverage, bringing the total with this technology to 87.

Even with the lower level of investment in the telecom sector as a whole, we have maintained an average of R$8 billion of investment per year during the last two years. For the period from 2017 to 2019 we have defined an investment plan for a total of around R$24 billion in Brazil, mainly in network expansion. This means better quality and more connectivity for Brazil’s people.

A unique experience for our clients

We took another step forward in 2017 towards transforming the experience of our clients and making the company more agile, more convergent and more digital. Our Vivo Next project has given our staff access to a new system for selling post-paid, Hybrid and Vivo Mobile Internet products to the clients in our legacy systems. This means that our clients are now being billed and serviced through a single platform. This is a further stage in a project for integrating billing and CRM (Customer Relationship Management) platforms, so that we can offer standard, convergent service at every point of contact with the client and to allow us to digitalize and simplify our procedures and services.

We are committed to promoting digital channels so that we can provide the unique multichannel service that our clients require. One example is the Meu Vivo app. To give an idea of the importance of this app, it was downloaded more than 24 million times in 2017, with 13 million single users per month. Vivi, in turn is an online service boot, which can respond to an average of a million queries per month with 94% efficiency (based on actual feedback from clients) and using cognitive intelligence techniques. We have also increased the number of clients we serve through the social networks, with contacts rising to more than 300 thousand a month. More than 50% of our client service is now through these channels.

In our stores, we are following best domestic and international practices to offer an even better experience for visitors. We use segmentation criteria to ensure that each store is as relevant as possible for the public it serves, taking into account the characteristics of the region and the client. All our models are designed to increase the level of sampling and experimentation. Clients are connected on our premises, in a flexible and technological environment with our staff there to help. We recently launched the co-working concept, first in our store in the JK Shopping Mall in São Paulo, and it will be extended to other units of the same standard: we offer visitors a place to access the internet, work or simply take advantage of what the store has to offer.

A complete and innovative portfolio of digital services

We are recognized for the quality of our network, and we know that this gives us an edge. To make our clients’ digital lives easier, we have introduced numerous service options going far beyond mere connectivity, through new digital offers. Highlights of the year’s novelties include GoRead, an app with access to more than 170 titles published by Editora Abril; NBA, which allows people to watch games on their cell phones and access exclusive content about the league; and Vivo Meditação, which has more than a thousand meditations and exclusive lessons, created and recorded especially for the app.

We believe in the collaborative economy, and for the first time in the market we are offering clients the possibility of sharing data plans, free of charge.

Corporate clients, for their part, see our portfolio as a complete platform for speeding up the digitalization of their businesses. We are making innovations on every front. For small and medium companies we offer the experience we have accumulated in information security, which we already offer to large companies, and in this way we have increased the number of clients with this type of service threefold.

We have extended our offer of cloud computing services and reinforced partnerships with global market players. For the Internet of Things (IoT), we have inaugurated a laboratory for studies on new communication techniques, thus increasing the rate of expansion of IoT in Brazil. This is based on the most advanced technologies, such as 4G, to ensure longer-lived solutions. We are also focusing on increasing connectivity to offer end-to-end solutions including devices, new platforms and intelligence using Big Data. Today, in terms of connections to the Internet of Things, Vivo is the market leader with a 40% market share through M2M (Machine-to-Machine) operations.

I should also mention the launch of Vivo Eficiência Energética, a solution offering companies operational improvements, such as control over the principal points of energy consumption, leading to more predictable electricity bills and better cost management.

Control over “digital life”

We want to offer our clients the tools they need to have full control over their data and to make it possible for them to lead increasingly digital lives with security. To give some examples, in the near future a client of ours will be able to click on an app to know how much of his data package has been used, the price of a call, the balance of a prepaid account and the month’s charges to date. We encourage people to use our services properly and responsibly.

The Telefónica Group has also created a landmark project involving artificial intelligence, which in Brazil we will build into our virtual attendant Vivi. Based on the principle of client confidentiality, users will have security, transparency and control of their information.

This project is named Aura, and it will be a complete virtual assistant, answering clients’ questions about things involving the internet, cell phones, pay TV and any of the services, which Vivo offers in Brazil. This is sure to give us more satisfied clients, thanks to the quality and speed with which we will be able to offer clear answers to their queries.

Today we are building the Vivo of tomorrow

The four fronts I have mentioned here are part of a major commitment that we have undertaken to our staff: to follow our DNA textbook which requires us to be a Reliable, Efficient, Simple and Delightful brand. Therefore, we have created a program, which is already changing the way we service our clients and relate to them, based on the characteristics that have made Vivo unique in the marketplace. I have no doubt that we shall be a benchmark for our clients over the years ahead.

Another important backdrop is the internal culture change involving our staff, as our organization undergoes this digital transformation. We have, for example, reinforced the #DeX project, which involves a complete change in the way multidisciplinary teams from different department of the company work together: they are now organized in digital squads, using methods such as Agile and Design Thinking as a basis. This project has been in existence for a year and a half, and now some 200 Vivo employees are members of the Squads, which in turn can provide more than 140 different functions through the various digital service channels. People are the basis of our strategy. Attracting and retaining the best talents in key areas of the Company will allow us to achieve our digital transformation successfully.

And in 2017, through our institutional campaigns – which accompanied a change in our brand positioning (“Viva Tudo”) –, we invited our clients (as well as our partners and our staff) to rethink their habits and “Viver Menos do Mesmo” (“Live less of the same”). With the film #Repense, we ended 2017 once more in the leading role in discussions on matters that go beyond connection services and technology.

Responsible and sustainable management

In 2017, we raised our compliance rules to new levels, to ensure that we meet all the requirements of the regulations and standards that apply to us. Proof of this change was the recognition of Telefônica Brasil as one of the 15 most highly rated companies in the NGO Transparency International’s publication “The 100 Top Companies and 10 Top Banks in Brazil”. In rating the 100 companies, the study took into account three aspects of each of the companies analyzed: adoption of anticorruption practices, clarity of the organizational structure and transparency of published financial statements.

We also introduced #VivoDeAcordo, an online training program to make all our staff more familiar with these all-important issues.

Once more we are included in B3’s Corporate Sustainability Index (ISE 2018) portfolio, an important achievement in consolidating our position of excellence in sustainable management, which shows how we have steadily been adopting the best corporate governance and social and environmental responsibility practices, generating increasing value for our shareholders and investors.

Innovation is one of the pillars of the sustainability of our business, and this is the role of Telefónica Open Future, a support program for entrepreneurs, that allows us to absorb new ideas, projects and solutions coming from digital startups and turn them into services. One of the highlights of Open Future is Wayra, the country’s first corporate accelerator, which in 2017 commemorated five years of operations in Brazil. The model is now mature, and to date Wayra has invested more than R$10 million in 64 startups, with major support from the risk investment market.

And we create value for society. Through the Telefônica Vivo Foundation, we invest in initiatives for innovation in education, social entrepreneurship and citizenship. Foundation projects benefited 1.2 million children, young people and teachers in 2017. During the year, the Telefônica Vivo Foundation launched initiatives such as Aula Digital (“Digital Lesson”), which is intended to improve the opportunities for children in areas of vulnerability, using technology and new teaching and learning methods to bring these new ideas into the schools.

We want more in 2018

We are happy with what we have achieved in 2017, but there is still a long way to go. We want to do more in 2018, and we can do more. We will introduce even higher standards for the way we work and create more value for our employees. We will increase our B2B business, extend the FTTH network more rapidly and maintain our lead in mobile operations by speeding up the introduction of 4G technology.

It will not be long before the word “digital” ceases to have meaning, because everything will be digital. And there is no turning back. So we will continue to digitalize as fast as we can. But if the whole population is to benefit, we have to resolve two dilemmas which require immediate attention: the current legal framework, which regards fixed voice services as the only essential, when people value them less each day. In other words, the telecom operators are meeting the legal requirements of a concession model that is already outdated.

IPEA figures, for example, show that only 369 municipalities have broadband faster than 10 Mbps on average. In 67% of Brazil’s cities the available infrastructure can handle speeds of 2 to 10 Mbps, and in 26% the maximum connection speed does not go above 2 Mbps. Some 11.6 million Brazilian households would use the service, but it is simply not available to them. The legal framework needs to be changed to provide a balance of requirements and so as to ensure that broadband is available universally. We support the creation of public policy for the installation of high-speed broadband services, which without doubt will have a major social and economic impact in cities where there is both a large population and a demand. This will ensure that operators invest in broadband and extend access to fast connections in less competitive regions. Otherwise, there will continue to be two separate Brazils: one of them connected, in line with international standards, and the other unconnected and far below the average.

We believe that broadband is of fundamental importance for the country’s economic and social development, and we are committed to building a digital Brazil. We shall do this with the help of our partners and our staff; and above all we shall do it sustainably, creating value for our shareholders. My thanks to all of you!

Eduardo Navarro

CEO of Telefônica Brasil

  Telecommunications Sector Economic Scenario

2.1. Economic Scenario

The Brazilian economy faced ups and downs in 2017, although the economic activity has given more consistent signs of recovery. The international scenario also helped, since, globally, there was greater economic growth without inflation pressure, enabling stabilization of the monetary policy in developed countries. This situation contributed to keeping global liquidity at high levels, which benefited the emerging economies and maintained risk premium at low levels. In Brazil, there were advances due to economic measures, amidst the uncertainty in the political sphere. Among these measures, we highlight the creation of the limit for government spending, the labor reform, the reduction in inflation targets, the microeconomic reforms intended to reduce Brazil Cost, and the credit reforms, which included the creation of the TLP (Taxa de Longo Prazo, or Long-term Interest Rate) in order to reduce subsidized credit. The success of the monetary policy in fighting inflation pressures, which enabled return of inflation expectations back to the targets, opened a space for a sustainable cycle of reduction in the basic interest rate, which fell practically by half in 2017 (from 13.75% to 7.00%). On the other hand, the political turmoil due to denounces in the scope of Operation Carwash delayed the voting of some reforms such as social security, which was postponed for 2018. Consequently, increased uncertainty in the tax scenario continues to be quite challenging, which, in turn, boosted the volatility and depreciation of some financial assets.

In the tax scenario, the 12-month public sector primary deficit fell to 1.7% of GDP, against 2.5% in 2016, as a result of the effects of the recovery of economic activity on public revenues as from the second half, and reduction in expenses, particularly, non-mandatory expenses, which are more flexible. The result exceeded the target established for the year (2.4%). Despite that, the negative result led to an increase in gross debt from 69.9% of GDP in 2016 to 74% in 2017, while the public sector’s nominal deficit grew from -7.6% of GDP to -7.8% on the same basis of comparison due to increased debt stock.

Inflation retreated significantly on both wholesale and retail indices, driven mainly by the shock of favorable supply on food prices and the effects of the recession on market prices, amidst anchored expectations. The General Price Index – Internal Availability (IGP-DI) calculated by Fundação Getúlio Vargas fell 0.42% in 2017 after a 7.2% rise in 2016 and reflected lower market prices polled by the Wholesale Price Index (IPA-DI), which dropped 2.5% in 2017 after rising 7.7% in 2016 and the slowdown of the Consumer Price Index (CPI), which rose 3.2% in 2017 against 6.2 in 2016. The Extended Consumer Price Index (IPCA) calculated by the IBGE and used by the Brazilian Central Bank as a benchmark for its inflation targeting system, rose 2.95% in 2017, or 3.35 percentage points less than in 2016 (6.3%), staying below the lower limit of the inflation target (4.5, within a tolerance range of 3% to 6%).

In this favorable inflation scenario, the Monetary Policy Committee (Copom) cut the basic rate from 13.75% in the end of 2016 to 7.0% in the end of 2017. Net of the inflation rate in the year the actual real interest fell to 4% against 7% in the previous year.

The prevalence of a relatively unstable political environment, despite the partial progress made on the reforms required to return to growth, combined with a gradual stabilization of the monetary policy in developed countries, resulted in the devaluation of Brazil’s currency against the US dollar, which increased to R$/US$3.31 by the end of 2017 (from R$3.26 by the end of 2016), which is equivalent to a slight devaluation of 1.5% of the Brazilian currency against the level recorded in the end of the previous year. Despite this, the year’s average exchange rate of R$/US$3.19 was 8.4% lower than in the previous year.

Foreign trade figures were quite favorable in 2017. Brazil posted a US$67 billion trade surplus in 2017 (against US$47.7 billion in 2016), as a result of the increase in exports against imports, which varied 17.6% and 9.6%, respectively. This account helped reduce the current account deficit to 0.5% of Brazil’s GDP in 2017, from 1.3% by the end of 2016, and its international reserves ended the year at US$382 billion against U$372.2 billion in the end of the previous year.

The economic activity started to recover in 2017, after two years of recession, reflecting the return of confidence in greater political stability and advance of structural reforms; the incentives of the monetary policy; the recovery of purchasing power due to a sharp fall of inflation; and the favorable external scenario. With regard to supply, the main factors that boosted growth were consumption, favored by the increase in actual income and lower inflation rates; and exports, reflecting the increase in global growth. In this context, investments gave the first signs of recovery in the third quarter, after more than three years of downturn. According to estimates, GDP increased approximately 1% in 20171, after falling 3.5% in 2016.

2.2. Competitive Scenario

The year 2017 showed signs of macroeconomic recovery, but the telecommunications market still felt the effects of retraction in previous years. The behaviors observed between operators and consumers were intensified amid this scenario.

In the landline market, the expansion of Broadband continued to show strong results. There is a clear search for higher speed access, as shown by the growth observed in UBB (speeds greater than 34Mbps), against a lower growth, and even retraction, of lower speed accesses. In the mobile market, the increased need for data guided the sector’s trends. Commercial offers focused on the increase in data volumes supplied, highlighting them in advertisements. Combined with this offer, the increased availability of Value-Added Services and access to mobile applications also consolidate the trend for Internet access through mobile devices.

1 Market estimate, according to the Focus survey.

Added to this combination of factors is the operators’ search for digitalization. e-Care, which comprises virtual forms of interaction and care with subscribers, clearly benefits the telecommunications companies both for boosting enchantment and loyalty of customers, who are more and more used to the omnichannel environment, and for reducing costs. Simultaneously, we see growing concerns regarding the expansion of the network in terms of coverage and quality. In 2017, 4G coverage reached more than double the cities served, taking higher speeds to over 90% of Brazil’s population.

Telefónica Brasil maintained its track record of delivering significant results throughout the year. The consistent growth in all financial lines reinforced the message of a sustainable company, established to compete in the dynamic telecommunications market. In the mobile business, the mix of post-paid customers continued to migrate to plans with greater ARPU, consolidating the vocation of Telefônica Brasil to capture high-value customers, given its distinguished quality and capacity to deliver innovative solutions. In the fixed business, we delivered FTTH to 16 new cities that presented commercial performance above the expectations. Accordingly, we were able to provide greater quality and higher speed to new customers in products deemed as “premium” in the global telecommunications market (fiber optic and IPTV).

2.3. Regulatory Environment

With regard to the Ministry of Science, Technology, Innovation and Communications (MCTIC), we highlight the organization of important public consultations for the sector. These included the Brazilian Strategy for Digital Transformation and the consultation on the Telecommunications Public Policies Decree, which took place simultaneously to the development and release of the National Plan for the Internet of Things.

See below the key regulatory topics included in the agenda of Telefônica Brasil, ANATEL (National Telecommunications Agency) and the Federal Government.

Court-supervised reorganization of Oi

A key topic involving ANATEL was the court-supervised reorganization of Oi, which required constant actions by our technical body, our Directors and the Specialized Attorneys’ Office. In spite of the approval of the court-supervised reorganization by the Shareholders’ Meeting held on December 20, this topic will continue to require significant attention from the board of ANATEL in 2018, particularly with regard to (i) the treatment ANATEL’s credits associated with Oi’s fines; and (ii) a potential intervention, or even annulment of the concession in case of deterioration of operations.

Despite being attentive to the issue, Telefônica Brasil has limited capacity to interfere in its outcome. Regarding the credits hold against Oi, Telefônica Brasil adopted the measures required to assure the best treatment possible, also by voting in favor of the reorganization plan presented in the meeting with creditors; acting together with the administrator of the reorganization; and participating in the lawsuit in progress in Rio de Janeiro.

Conduct Adjustment Term (TAC)

In September 2017, after several months analyzing the issue, the Federal Court of Auditors (TCU) unanimously approved the signing of the TAC negotiated between ANATEL and Telefônica Brasil, under the condition that, before signing the instrument, the agency must fulfill certain conditions and recommendations imposed. In the past months, ANATEL’s technical area analyzed the adjustments required, having submitted the new version of the Term for approval by the board. The document will be sent to the TCU, which will make a summary analysis of the amendments made and allow the commitment to come into force.

New Regulatory Framework for Telecommunications

Bill of Law (PL) 79, which deals with the Regulatory Framework for Telecommunications, has not been approved yet. The document was sent by the Senate for presidential sanction in the end of 2016.

In early February, STF justice Luís Roberto Barroso granted an injunction filed by a group of senators aiming at avoiding sanctioning of the bill of law by the President of the Republic, and rather, his retuning of the document to the Federal Senate to be analyzed again.

On August 24, the president of the Senate, Eunício Oliveira, said, during a meeting with MCTIC, ANATEL, service providers, the industry and entities of the telecommunications sector, that the project would not be voted without a decision by the STF about the Injunction that prevented submission of the matter for sanction. On October 5, STF justice Alexandre de Moraes determined the immediate analysis by the Senate of the appeals filed by the opposition so that the bill of law could be analyzed by the Plenary Session.

Despite this decision, in the last months of 2017 the project was still pending a discussion at the Federal Senate.

Revised Concession Agreement and PGMU (General Universalization Targets Plan)

After successive postponements of the five-year revision of Concession Agreements, the instruments revised were not signed in 2017. Questions were raised about the addition of a new clause that valued the estimated balance from the planned reduction in universalization targets in favor of the Federal Government, in the amount of R$3.5 billion (including all concession operators). For the companies, the time was too short to discuss this proposal, also because it included amounts that did not represent a consensus.

So, despite all discussions, the Government has not yet published the Presidential Decree that revises the PGMU which, based on the Public Consultations already held, provides an exemption to concession operators by recognizing that the provision of STFC (Switched Fixed Telephony Services) has lost its social importance, and the maintenance of obligations in connection with collective (TUP – Public Phones) and individual access, as it was in the past, is no longer warranted.

General Concessions Plan (PGO)

In January, ANATEL opened a public consultation about the General Concessions Plan (PGO), but in the absence of a decision about PLC 79/2016 by the Senate, the deadline for sending contributions was postponed to June 10, 2017. According to Telefônica Brasil, the PGO must be updated primarily in order to create a new cycle of investments in telecommunications in Brazil that would focus on the expansion of updated networks that may enable access to broadband connections in ultra-high speed. The company said that many resources allocated to the fulfillment of concession obligations ceased to make sense in a world where fixed telephony has lost its importance.

Telefônica Brasil highlighted that the process of revising concession agreements and universalization targets must be completed urgently, and that the balances involved must be duly ascertained and used in the context of the new telecommunications model. We have also reinforced that it is important that the PGO be published together with all regulations that may require revision, ensuring concession companies the possibility to analyze the conditions set forth in the new agreements and how migration will take place.

Fixed Broadband Data Franchises

The term for delivery of the “collection of subsidies” (an open and informal procedure used for collecting subsidies) for fixed broadband data allowance, which is conducted by ANATEL, ended on April 30. According to Telefônica Brasil, since the capacity to offer data resources is finite, this should be equally treated as a finite resource, similar to water and gas. Additionally, the unpredictability of future traffic, the exponential growth of demand, and the progressive reduction in the profit margins of the service may diminish the investment capacity of providers and make the broadband market economically unfeasible.

On March 15, Federal Senate Bill of Law 174/2016 proposing prohibition of a limited consumption allowance for fixed broadband internet plans was approved by the Plenary Session of the Senate and submitted to the House of Representatives, where it was named PLC 7182/2017. On May 30, the Consumer Protection Commission approved the bill, which was then submitted for analysis by the Science and Technology, Communication and Information Technology Commission (CCTCI).

General Competition Targets Plan (PGMC) and related rules

The contributions for the Public Consultation regarding the new General Competition Targets Plan (PGMC) were accepted until March 22. The contribution given by Telefônica Brasil focused on measures involving investments, particularly, regarding companies that hold telecommunications infrastructure, which often have to make high additional investments to share infrastructure, withdrawing the incentives in new infrastructure investments and more attractive services. In terms of competitiveness, we highlighted the revision of the asymmetric rules implemented for each category created, in accordance with the competition level, and suggested improvement in the criteria adopted. We also defended shorter terms for revision of PGMC due to the fast changes in the sector and suggested that ANATEL request information on wholesale markets to all participating companies in order to make a more realistic analysis of significant market power. Finally, we suggested the exclusion of the relevant High Capacity and Fixed Networks Interconnection markets.

The contributions for the public consultation about the General Interconnection Regulations (RGI) were also accepted until March 22. The main points defended by Telefônica Brasil suggested that, in the scope of investments, technological updates must be grounded on detailed economic impact surveys, in view of the country’s current economic difficulties and the clear pressure on the revenues of telecommunications services providers. Also, we highlighted that the requirement to share such technology with other operators, without any guarantee of return on the investment, may have an adverse impact on the sector.

Spectrum Allocation

On July 4, ANATEL board approved the 2017 Plan for Assignment, Destination and Distribution of Radiofrequency Bands in Brazil, which consolidates and informs the principal rules for use of the band-to-band spectrum and presents the agency’s latest decisions about the management of frequencies.

On November 7, ANATEL published Resolution 688, which establishes that, within two years, 100 MHz located between the frequencies of 2,300 MHz and 2,400 MHz will be occupied, primarily, by the Personal Mobile Service (“SMP”). With this new allocation, Brazil’s mobile telephony will count on a 997 MHz band.

Public Price for Rights to Use Radiofrequency (PPDUR)

The public consultation regarding revision of the calculation of the Public Price for Rights to Use Radiofrequency (PPDUR) was completed in May. The revision of these regulations brings new methods for calculating the price paid for radiofrequencies.

Phase out of Analogue TV and Release of 700 MHz

Phasing out of the analogue TV signal is an essential action for activating the LTE (Long Term Evolution).) in 700 MHz. Migration from the analogue TV signal to the digital signal, which enables releasing the 700 MHz band for use by the SMP, is being implemented by GIRED (Group for Implementation of TV and RTV Channels Distribution and Digitalization Process), according to the schedule established by the MCTIC. The first city where the analogue signal was switched off was Rio Verde (State of Goiás) in February 2016, followed by Brasília (Federal District) on November 17, 2016.

In 2017, the signal was switched off in the municipalities of 8 Brazilian states. In the capital cities, the signal was switched off in March, in São Paulo (São Paulo); in June, in Goiânia (Goiás); in July, in Recife (Pernambuco); in September, in Salvador (Bahia) and Fortaleza (Ceará); in October, in Vitória (Espírito Santo); and in November, in Belo Horizonte (Minas Gerais) and Rio de Janeiro (Rio de Janeiro).

According to MCTIC, 3,489 municipalities have already been cleared for activation of the LTE in the 700 MHz band. In 2018, the signal will be switched off planned for the capital cities of Curitiba (Paraná), Florianópolis (Santa Catarina) and Porto Alegre (Rio Grande do Sul), in January; São Luís (Maranhão), in March; Belém (Pará), João Pessoa (Paraíba), Maceió (Alagoas), Manaus (Amazonas), Teresina (Piauí) and Aracaju (Sergipe), in May; and Boa Vista (Roraima), Campo Grande (Mato Grosso do Sul), Cuiabá (Mato Grosso), Macapá (Amapá), Palmas (Tocantins), Porto Velho (Rondônia) and Rio Branco (Acre), in November.

Thus, by the end of 2018, the analogue signal will have been switched off in all capital cities and, by mid 2019, all Brazilian municipalities will be ready to receive the LTE in the 700 MHz band.

National Plan for the Internet of Things (IoT)

The National Plan for the Internet of Things (IoT) was prepared in 2017 based on a survey ordered by the National Economic and Social Development Bank (BNDES) and the MCTIC to the consortium set up by McKinsey consulting company, CPqD, and Pereira Neto Macedo Advogados law firm.

The study was divided in three phases: i) diagnosis and Brazil’s aspiration regarding IoT; ii) definition of priority sectors for investment; and iii) preparation of actions intended to accelerate implementation of the IoT market in the country. Accordingly, the preparation of the survey included public consultations that sought to discuss the guidelines to be adopted by the plan, and the publication of a series of technical reports – as a result of the study – which included, among others, the benchmark for public policies, the map of technological offer and supply, and the report on the country’s regulatory environment.

The National Plan was officially launched in October, during the 2017 Futurecom. The details of each priority verticals of the 2017-2022 action plan (smart cities, rural, health and industry) were disclosed during the event. Topics such as regulations were also discussed, including the regulatory review, which is part of ANATEL’s Regulatory Agenda for the second half of 2018.

The vision established in the National Plan for IoT in Brazil is focused on increasing competitiveness of the economy; strengthening productive chains and improving people’s quality of life, with objective actions defined for each vertical.

With regard to Cities, the plan intends to encourage the use of technology to solve problems such as mobility, public safety, energy efficiency and sanitation. In the health area, IoT solutions will be stimulated to improve the treatment of chronic diseases, control of epidemics and infectious and contagious diseases, and efficiency in management of health units and hospitals. With regard to the rural vertical, projects to promote the efficient use of natural resources and inputs, efficient use of machines, and monitoring of biologic assets will be encouraged. In the industrial vertical, IoT can be used to increase the efficiency and flexibility of industrial processes, develop new equipment, and promote integration and cooperation throughout the productive chain.

Video on Demand (VOD)

The contributions regarding the public consultation on “Video on Demand” (VOD) were accepted until March 29. The National Film Agency (Ancine) proposed a debate about the rules of the offer of on-demand audiovisual content in the domestic market. The scope of the document includes the definition and objectives intended by the regulations, based on four topics: guarantee of legal certainty to VOD providers; independence of economic agents that operate in different segments of the audiovisual market; search for increasing the diversity of the offer of audiovisual content; and prospects for development of services, of Brazil’s audiovisual production, and of the audiovisual economy in the country.

The National Association of Telephony and Cellular and Personal Mobile Service Companies defended that, within the legislative scope, the adoption of tax and regulatory obligations for Audiovisual Communication On Demand (CAvD) should be the subject matter of a bill of law to be discussed at the National Congress. The entity also questioned the high tax burden already levied on providers of the telecommunications sector in Brazil and defended that Ancine should give priority to values such as free initiative, freedom of expression and independence, so as to enable a favorable environment for development in the sector.

Public Consultation: Brazilian Digital Transformation Strategy (EBTD)

The public consultation on the Brazilian Digital Transformation Strategy was launched on August 1st and received contributions until September 20. The strategy was developed by an interministerial workgroup that carried out a diagnosis and, based on the survey, prepared a strategy for the digital transformation of the Brazilian society. To that end, the strategy proposed specific actions that are divided in 7 topics. Based on a list of suggested initiatives, the public consultation asked the participants to indicate 3 strategic actions in each topic, as well as supplementary actions and possible challenges regarding the implementation of the strategy. The contributions given by Telefônica Brasil were as follows:

  Infrastructure and Access to TICS – Tax Exemptions and review of FUST legislation in order to enable its application for expansion of access to broadband; approval of PLC 79/2016 and availability of spectrum for development of 5G;
  Research, Development and Innovation – Joint calls for international cooperation and greater interaction between the public and private sectors and the academy;
  Trust on the Digital Environment – Publication of a specific law on personal data, and consolidation of a legal framework regarding cyber security;
  Education and professional Qualification – Increased speed of access at public schools, and synergy among different national plans;
  International Dimension – Active promotion of the international regulations in force and of technology transfer programs;
  Transformation of the Economy – Strengthening of the ecosystem for development of the data market, international interoperability and adoption of cloud computing in public administration sectors;
  Transformation of the Government – Improvement of the network infrastructure and databases of public administration, and development of e-Government initiatives.

Internet Management Committee (CGI.br)

On August 8th, the MCTIC launched a public consultation to assess the need for changing the governance and composition of the Internet Management Committee (CGI.br). The consultation was open until September 8, and Telefônica Brasil presented its manifestation, which basically sought to (i) implement measures to improve transparency; (ii) establish new governance practices (including issues relating to reelection and term of office); and (iii) change the composition of the committee aiming at improving the balance among stakeholders, including increase in the number of private sector representatives.

 Public Telecommunications Policies Decree

On October 18, the MCTIC launched a public consultation on the Public Telecommunications Policies Decree. The consultation was closed on November 17. The new decree proposes a revision of the regulatory framework for the sector by updating the legislation through replacement of three previous decrees: Decree 4.733/2003, Decree 7.175/2010 (which established the National Broadband Plan), and Decree 8.776/2016 (“Brasil Inteligente” Plan). The main aspects of Telefônica Brasil’s contribution are as follows:

  Incentives to investments in projects for expansion of telecommunications networks;
  Guarantee of the economic feasibility of telecommunications services;
  Promotion of research and development of technological solutions for compliance with public telecommunications policies;
  Maintenance of the authority of MCTIC and ANATEL, as provided for in the current legislation, avoiding the interference of the Ministry in the actions taken by the agency and safeguarding its independent character;
  Promotion of an efficient management of the radiofrequency spectrum;
  Promotion of a regulatory environment with simplified norms, based on minimum governmental intervention and incentives to long-term investments, with balanced obligations and rights;
  Compliance of the conditions provided for in the General Competition Targets Plan (PGMC) regarding the sharing of transport networks and metropolitan networks implemented based on the investment commitments established by ANATEL as a result of the Conduct Adjustment Terms;
  Coordination, by the MCTIC, of the implementation of the National Plan for the Internet of Things, aiming at developing smart cities, health, agriculture and industry, as per the guidelines of the national plan; and
  Exclusion of the article regarding the activities performed by Telecomunicações Brasileiras S.A. - TELEBRÁS, proposing that this mixed-capital company receive the same treatment as market operators, without any privileges or exclusiveness in the provision of services.

2.4. Commercial Strategy

Just as in the previous years, we faced strong competition in Brazil’s telecommunications market. According to ANATEL, the number of accesses has dropped significantly, particularly in the mobile segment. Therefore, the competitive environment has remained active in the search for new customers and maintenance of customer bases.

Given this scenario, in 2017 the Company carried out a commercial strategy focused on high value customers, seeking to expand its leadership in the market share of these segments, and consistently increase the ARPU in key markets.

With the challenge to maintain revenue growth amid a market in decline, particularly regarding traditional services (voice and low-speed broadband), high-value segments, such as ultra-broadband, post-paid plans and mobile data, played a key role and recorded a good performance. Customers are requesting more quality and more availability of data, which requires constant investments in development, update, expansion and continuous improvement in the quality of services and customer experience.

The mobile business maintained good expansion in revenues, boosted by the growth in the post-paid segment and greater contribution from data. The Company recorded growth in market share, with a focus on a high-value customer mix, supported by strong commercial activities. With the launch of the new mobile portfolio with unique and innovative settings, we managed to stand apart from competition and improve the segment’s monetization.

Among the main commercial actions in 2017, we highlight the innovations of the post-paid mobile portfolio offered through Family Plans. The new applications enable customers to make a better use of the data franchise through plans that add benefits to be used in applications and essential services, fostering greater loyalty from mobile segment’s customers.

A novelty in the Brazilian market, the company launched a functionality that enables users of “Vivo Turbo” and “Hybrid” pre-paid plans to share, at no cost, their mobile internet packages with other customers with the same plans through, whether through the application or through “Meu Vivo” website. The action helped users make a better use of data through an innovative tool that was publicized in a campaign featured by Brazilian singer Ivete Sangalo and famous youtubers.

The Company also launched “Vivo Turbo Bis,” which enables customers to transfer accumulated unused internet balances to the following month, after the end of the current allowance.

Hybrid plans were revised in 2017, with the launch of new offers an increase of up to 50% in data packages. The plans also include exclusive application contents, such as NBA, Kantoo and GoRead.

Maintaining absolute leadership in the market share of the post-paid segment2, in 2017 the company introduced four novelties for “Vivo Família” plans: internet bonus for exclusive use in video and music applications (Spotify, Youtube, Vivo Música, Netflix and NBA); access to essential applications without using plan data (Cabify, Easy Táxi); inclusion of digital services, such as Studio+ and NBA (entertainment), Vivo Sync and Vivo Família Online (safety), Vivo Educa (education) and Vivo PlayKids (for children). Finally, some eligible Vivo Família plans enable customers to receive seven daily allowances in Vivo Travel and another 100 minutes of long-distance calls while travelling abroad. The communication regarding Family plans was focused on new family compositions under the slogan: “Living less of the same.”

Vivo’s 4G technology maintained its recognized quality in 2017, with strong expansion in its coverage, reaching more than 2,300 municipalities. The company continued to be a leader in the market share of 4G technology3. In line with the digital transformation strategy, in December we announced the 4G+ (LTE-Advanced) coverage for all Brazilian capitals, totaling 118 municipalities. The voice on LTE (VoLTE) service was also activated in Rio Verde (Goiás) and Brasília (Federal District), allowing the use of voice in 4G mobile telephony networks.

2 Source: Anatel – December 2017.

On the mobile front, the following actions and initiatives, among others, aimed at expanding differentiation, in line with the “more for more” strategy: partnership with Movile (education application with more than 50 video courses), NBA (distribution of content through mobile phones with live games and virtual reality), Vivo Recado Premium application (automatic transcription of voice from the inbox to text), GoRead (digital magazines in partnership with Grupo Abril), Vivo Meditação application (guided by monk Satyanatha), and Vivo Transfer (free application for transferring data from one cell phone to another). We highlight other actions, such as the LG G6 smartphone test drive at Vivo’s physical stores, and the partnership with the store iPlace for sale of iPhones with Vivo post-paid and Hybrid plans.

With regard to the landline business, the year 2017 saw strong expansion in broadband, partially offsetting the trend for maturity of voice. Once again, strong commercial activities and the improved mix of broadband and paid TV accesses boosted the average revenue per user (ARPU).

The year ended with the expansion of the fiber optic network to another 16 municipalities. According to ANATEL, Telefônica Brasil recorded 1.3 million broadband accesses through fiber (FTTH), a 45% growth against the previous year. In the State of São Paulo, we surpassed our rivals in the number of net additions through fiber, with over 300 thousand new access in the year.

In Brazil, the Company recorded an expressive performance in terms of growth in accesses with speeds above 34 Mbps. There was a 29% increase compared to the previous year, reflecting the Company’s efforts towards growing the customer base and migrating customers to higher speeds. We also highlight the effect on the growth of the average speed of accesses of residential customers, which increased by 22% in this period.

With the “Living less of the same” advertising campaign, the Company marked the evolution of the “Viva Tudo” positioning by inviting people to experience new possibilities with Vivo Fibra’s ultra-high speed (from 50 Mbps to 300 Mbps). The Company also expanded its fiber-optic TV services (IPTV) to another 3 cities: Curitiba, Rio de Janeiro and Niterói.

As a benchmark in the segment of online games, the Company introduced important novelties in 2017: the launch of Vivo Games4U, a service that gathers the world’s best games, with over 300 games; the announcement of the sponsorship of the eSports team; Vivo Keyd; and, finally, the new season of the documentary “Game Changers.”

The convergence actions continued throughout the year with commercial campaigns promoting fixed broadband offers that included minutes in mobile service calls and data bonuses for mobile internet.

In a year marked by digital transformation, the initiatives on the continuous improvement of the customer’s experience were evidenced by significative advances in digital services. The volume of virtual services in the last months of the year surpassed 1 million per month through the web and mobile site, “Meu Vivo” application, Facebook Messenger, and other digital channels. These digital interactions show the Company’s engagement with its strategy to promote more quality with differentiation and continuous improvement.

Our Brand

In 2017, the Vivo brand built on its “Viva Tudo” positioning with a new look on technology, through a more aggressive brand opinion. Based on the “Less of the same” concept, we invited our customers to leave their ideological bubbles and reflect about the new possibilities afforded by connection. We encouraged people to experience less their pre-established standards and concepts and to open up for new things. Accordingly, the brand tried to get closer to people by participating in discussions that have been guiding our society, such as gender, age or family composition stereotypes.

Once again, the year was marked by a series of recognitions and awards that shows our brand’s strength and soundness. Vivo continues to rank among Brazil’s most valuable brands, maintaining the 9th place in the ranking published by the consultancy firm Interbrand with its estimated valuation of R$2.356 billion. For the tenth consecutive year, Vivo was elected Top of Mind brand in the mobile phone and broadband categories by the reputable survey conducted by the Folha de São Paulo newspaper.

Our commitment to customers has also been recognized. Vivo was elected the brand that most respects consumers by Consumidor Moderno magazine in the “fixed telephony operator” and “mobile telephony operator” categories. An award made by Seleções magazine in partnership with Datafolha elected Vivo as Brazil’s most reliable telephone operator for the 14th time, with five points over 2016.

The Company was also highlighted in the market’s top rankings. Telefônica Brasil was appointed as the best IT & Telecom company by Valor 100 yearbook, published by Valor Econômico newspaper, and led the ranking As Melhores da Dinheiro 2017, published by Dinheiro magazine, in the Social Responsibility category. For the third consecutive year, we ranked first in the Telecom category of the Empresas Mais survey published by Estadão newspaper. We were also awarded the 2017 Empresas Notáveis Prize developed by Grupo Padrão/Consumidor Moderno, in the “Mobile Convergence” category. TData, which is the technology arm of Telefônica Brasil, was appointed as the best company in the Telecommunications industry in the “Best & Biggest” award held by Exame magazine.

Communication Plans and Campaigns

Throughout the year, we faced the challenge to present the evolution of our “Viva Tudo” brand positioning in integration with the communication of our services, based on the slogan “Live less of the same.”

This concept was launched in May this year, during the new Vivo Fibra broadband campaign. We showed several films that reinforced the brand’s belief in the power of connection to transform the lives of people and make them search for new discoveries.

We have also adopted a differentiated approach to communicating this service through digital means. We started the year continuing the series of three short films called “Great Broadband Dramas,” which featured the functionalities of Vivo Fibra Broadband in a funny way. Their language revisited classic old-school horror movies; their high-point is always one of our technicians arriving to install Vivo Fibra. This campaign followed a “brandformance” strategy, which connects the processes of generation of awareness, consideration and performance into a multiplatform delivery.

Later on, we launched A Revolta dos Conteúdos [The Rebellion of Content] online campaign, a series of three films that showed Vivo Fibra’s superiority in a didactic, mobilizing manner with a touch of humor. The films aired from June to December were based on the insight that consumers without quality broadband are complacent. The purpose is to make them act and mobilize them to change to Vivo Fibra. Using the concept “Don’t get frozen; change to Vivo Fibra,” we demonstrated the contents more commonly consumed through broadband, such as shows, games and films, rebelling against the low-quality of the user’s connection, which kept on freezing”.

To complement this approach, we count on a continuous online performance campaign, which is addressed to audiences that are more likely to buy the service. This line objectively reinforces the advantages of Vivo Fibra broadband, and leads users directly to the sales channels.

We also directed efforts to communicate the strong expansion of Vivo Fibra services, which reached 16 new cities in 2017. With an objective message, and focusing on the offer, we used several means, such as free-to-air TV, cinema, OOH (Out Of Home), outdoor media, printed media, radio, and tactical means with impact, such as pizza boxes and partnerships with local fitness centers.

With regard to Vivo TV services, our communication challenge was to position them as TV services with varied contents and counting on the quality of Vivo Fibra. To do that, we conducted joint campaigns, taking advantage of our partnership with channels such as HBO and Telecine to promote key releases and reinforce the quality of Vivo’s TV.

The communication of our post-paid mobile services continued to highlight 4G+ Family Plans and followed the evolution of their positioning. We featured different family formations that are real, showing true and moving stories under the concept “Experience more of new families and less of same plans.”

We also highlighted the new benefits of post-paid plans through an innovative content initiative: the “cacos de família” web series, an exclusive digital content, produced for Youtube and featuring the actress Julia Rabelo, with 5 episodes that show the daily life of a super connected family in amusing situations that evidence the advantages of being a Vivo Pós customer, which includes: Vivo Bis, Vivo Renova, Valoriza, Internet sharing, dependents at no cost. The series had 50 million views, high engagement, and it will be continued in 2018.

In 2017, we saw the evolution of 4G with the implementation of 4G+ in the country – a technology that offers up to twice the speed of the mobile network. The service was announced countrywide through sketches in free-to-air TV, paid TV, and OOH in Brazil’s major capital cities that already count with the service.

To communicate the expansion of 4G network coverage in Brazil, we used a regionalized communication strategy, with OOH and promotional materials made to more than 2,000 cities in 9 phases throughout the year. We also highlight the communication in the states where we lead the coverage.

Throughout the year, we produced more than 30 campaigns jointly with partners in the manufacturing sector, such as Samsung, Motorola, LG and Apple, including the campaign to launch iPhone 8, which featured the film Unicorn: a history of approximation between a father and his daughter through a ‘virtual unicorn’, an augmented reality resource that became a bond between them. We also set up a new strategy to sell devices with the Smart Offers campaign, whose communication was targeted to retail, in newspapers and shopping malls in São Paulo. We will strengthen this strategy in 2018 by adding more manufacturers and diversifying the promotional strategy.

In the pre-paid mobile segment, we continued our strategy of featuring digital influencers together with the singer Ivete Sangalo. In 2017, besides reinforcing Vivo Turbo as the best choice for pre-paid customers, we communicated new advantages: the promotion of a 1GB bonus for recharges above R$30 and the exclusive data sharing functionality.

In the digital environment, we sought to reinforce our proximity to the market of games, so that Vivo can always be seen as the best choice for this audience, through the launch of the second season of the Game Changers web series. In the first season, featured in 2016, we were the first to show the size of this segment and highlight some curiosities. Now, under our “less of the same” brand vision, we seek to present episodes whose main characters are persons with unique stories, such as the Counter Strike player Naná Fraga, who is fully devoted to the game. The first episodes are available on Vivo’s Youtube and this season will finish in 2018.

In the e-Care segment, our challenge was to develop the communication of Meu Vivo application, which, in addition to the mobile solution, now includes a platform for fixed telephony customers. We maintained previously used didactics, and launched the concept “What time are you living in?” in order to challenge the audience, which, in spite of being acquainted with several forms of technology, still uses traditional customer service channels. The campaign was aired on TV and on the Digital channel, through four films that highlighted the following functionalities: 2nd copy of the invoice, Troubleshooting, Recharging, Change in Plans, Data Consumption, and Digital Account.

In the second semester, we launched the Vivo Meditação application to reinforce the perception of Vivo as company with innovative digital solutions, and that is close to its customers. With over one thousand meditations guided by master Satyanatha, the application encourages both beginners and experienced practitioners to connect with a new perspective of themselves through the concept “Connecting you with your peace.” Our strategy counted on a delivery based on the daily lives of users and reinforced by celebrities and influencers, such as bloggers connected to wellbeing topics and health consultants.

For the first time, we communicated our mobile marketing platform Vivo Ads in an extensive manner. We highlighted the massive reach of our solution, with a base of over 70 million people, the quality of data, and the advantages of the contract, which is paid for only if the use of this media is successful. A specific promotional strategy was created with a focus on differentiated formats for the advertising market. In the end of the year, we were nominated for the Caboré Award in the “Communication Vehicle of the Year” category, competing with giants such as Instagram.

In the end of 2017, we released two films featuring the tennis player Rafael Nadal, a personality that is closely connected to the Vivo brand, and the communication strategy in ATP tournaments and sponsorships relating to tennis. Taking advantage of his top position in the world’s ranking, we produced films that raise awareness regarding the Vivo brand and contribute to building our “Leave less of the same” positioning.

Our new positioning also took the leading role in three institutional campaigns aired in commemorative dates with the purpose of rescuing the importance of human relations through technological connection. The first initiative was the #Renamore campaign, which tells the story of a young man who was tired of seeing his girlfriend giving more attention to her mobile’s screen. He manages to capture her attention again by using the connection, through a playful game that leads them to a personal romantic meeting. With this campaign, we challenge people “to live more of their love, and less of all the rest” and create a connection between the physical and the virtual world.

For Father’s Day in Brazil, we released the #reaproxime campaign, a moving story about the relationship between father and son. The film shows the connection between them since boyhood until the adult life, highlighting their emotional reuniting. The scenes show that digital connection can help them have a closer relationship.

To celebrate the end of 2017, we invited people to think about different possibilities and live less of pre-established standards and concepts. The #repense2018 campaign discusses current issues of contemporary society and proposes that people review their opinions on matters such as couples without kids, women’s empowerment, and cultural movements, like graffiti and funk.

The evolution of our brand was also communicated to the corporate audience. In the second half of 2017, we launched a new Vivo Empresas positioning with the concept “Open up your company to the New.” We reinforced our belief that, to start a new business, enterprise, or even to maintain a consolidated company, one must be very creative and innovative. This concept is closely related to our “Less of the same” vision. Through TV advertising, a strong presence in the Digital segment, and promotional actions in the events in which we participated and sponsored in the segment, we highlighted Telephony, Internet, Information Security, Cloud, Big Data and IT services, consolidating Vivo Empresas as a solutions market place.

Finally, with the imminence of the year 2018 and the World Cup, we defined our position in advance in order to mark our presence in this territory. We understand that our role as sponsors of Brazil’s Soccer Team is to place it next to our customers. On this line, we created the concept “Everybody playing together,” summarized in the hashtag #JogueJunto, which will guide all actions for the 2018 World Cup in Russia and serves as the base for our first film: a tribute to the classic Brazilian song Na cadência do samba, with a new rhythm and language, also uniting generations: Que Bonito é is a show of color and movement, showing that all Brazilians are stars – inside or outside the soccer field.

Relationship events and initiatives

In 2017, Vivo continued to be an important supporter of the Brazilian culture by sponsoring several theater plays, museums and events.

Our theater platform offered cultural experiences to more than 11 thousand customers, who were able to redeem tickets through the Vivo Valoriza Relationship Program. We supported 352 sessions of 17 music concerts and theater plays, including the musical play Les Misérables, based on Victor Hugo’s novel and watched by more than 70 million people in 44 countries.

Throughout the year, Teatro Vivo received over 12 thousand persons who watched 5 plays. The Vivo Rio music hall, a naming rights sponsorship since 2006, was the venue of 124 concerts offered to 160 thousand people, 30 thousand of which used the discounts received through the relationship program.

We reinforced Vivo’s commitment to increasingly promote the connection between the audience and the art in Brazil through the sponsoring of SP Arte and SP Arte-Foto exhibitions. During SP Arte, Vivo presented a new concept of open lounge, which was developed and signed by artist Eduardo Srur. More than 30 thousand people visited the exhibition, and 675 pairs of tickets were distributed to the customers of Vivo Valoriza program. The coverage reached over 450 thousand users in social medias, through influencers, and on Glamurama website. Guided visits offered by Vivo during SP Arte-Foto received over 1,000 adult visitors and 50 children.

For the first time, we sponsored the Brazil Game Show (BGS), the largest games fair in Latin America. Our objective was to consolidate Vivo as a major operator for the gamer audience, and reinforce our “Live less of the same” positioning. Our participation in the event included the name of the central area, “Arena Vivo”, where the most important competitions took place, and the supply of the 300 MB Vivo Fibra internet infrastructure to competitors’ computers. Vivo also counted on a booth of the Vivo Keyd team, where fans were able to take photos and get autographs from one of the most traditional electronic sports team in Brazil. Other novelties presented by Vivo in the event were: the Vivo Games4U application – a digital service of games that offers full experience, with over 300 games that can be downloaded and played online; evaluations and analyses made by youtubers; and rollout of a new season of the documentary “Game Changers,” which tells the story and the challenges of important Brazilian gamers.

In 2017, we also performed actions related to sponsoring Brazil’s national soccer team, in partnership with the Vivo Valoriza Relationship Program: customers could enjoy the professional player lifestyle experience at the Granja Comary training center (in Rio de Janeiro) with free tickets for the team’s matches and training sessions too.

The Vivo brand had great visibility on the field’s signs and on uniforms worn by the men’s and women’s soccer teams, as well as their coaching and support staff. With Brazil’s early winning of a place in the 2018 World Cup qualifying games, we maintained a positive position in the media, being close to our customers and proud to support the national team.

With the sponsorship of Brasil Open (the second biggest tennis tournament in the country) and continuity of our support to the Tennis Institute (a center of excellence in training young athletes), we maintained the visibility of the brand and were close to customers who are passionate for that sport.

With regard to corporate customers, in 2017 we organized events aimed at generating opportunities, improving satisfaction and loyalty, and reinforcing our brand’s positioning, based on three pillars: box seats in stadiums, experiences and sponsorships.

We carried out 321 actions with impact on more than 1,300 customers in exclusive spaces – Brazil’s largest soccer stadiums, Citibank Hall, Vivo Rio and Teatro Vivo.

Vivo offered 30 gastronomic experiences that enabled us to get closer to 490 companies located in the largest and more important market places in the country (São Paulo, Rio de Janeiro, Porto Alegre, Fortaleza, Curitiba, and Salvador, among others). In sponsoring 35 technology events (Latam Retail Show, IT Forum, and Security Leaders, among others) in order to promote our digital services portfolio (Security, Big Data, Cloud and IoT), we reached 45,000 people and obtained expressive results with business events, with more than 280 exclusive meetings with customers.

Corporate Business Unit

Corporate segment customers (B2B), in particular vertically integrated businesses in commerce, services and industry, are the biggest users of telecommunications services. Although these businesses were among the hardest hit by sluggish GDP growth in 2017, we nevertheless focused our strategy on our new voice offerings and their better cost-benefit ratios in addition to growing IT revenues and tapping potential for synergies arising from our merger with GVT in 2015. Since we have consistently applied credit, billing and collection policies and ensured proper internal governance, we were able to keep delinquency levels under control.

For our mobile business, there was the rollout of Unlimited SmartVivo Empresas plans, which comprise the first portfolio dedicated to B2B customers, including unlimited calls and Digital Services. These plans also include data sharing allowances and unlimited SMS. Regarding this portfolio, we also reinforced our offers with allowances of up to 700 offnet minutes, and allowances of data that may reach 40 GB.

We advanced in our strategy to digitalize revenues from traditional products. Our first step was the rollout of the first bundle including Voice, Mobile Internet and the Vivo Segurança Online solution targeting the Massive Segment. This way, we started the massification of SVAs in our client base.

As highlights of our landline business, we leveraged both our fiber network investments in São Paulo and the synergies with GVT’s network elsewhere. In the broadband segment, we continued to see major growth of migrations to fiber lines. In the fixed-line data segment, we continued to grow in the mid-sized customer segment which also saw more potential driven by GVT’s network coverage, and we consolidated our position in the major customer segment.

In 2017, our mobile data packages added 18 pp to penetration and 34% to net sales revenues. We also posted 16% growth of fiber revenues due to the large volume of additions and customers migrating from other technologies. In the Machine to Machine (M2M) market, we consolidated our leadership, having reached a 41% market share in November 2017.

In the IT segment, following Telefónica’s global initiative to position itself as a MultiCloud provider, we expanded our portfolio of Cloud Computing offers with the inclusion of Microsoft Azure in the IT Products catalog, and launched the new portfolio of Vivo Soluciona TI. Another highlight was the 107% growth in revenues from Security services. Net IT revenues increased by 44%, boosted by the agreement on the supply of equipment to our client Santander.

Telefónica Brasil is continuing to pursue its strategy of growing digital revenues, finding new customers and building its share of fixed-line revenues in states other than São Paulo while simplifying procedures and portfolios, and enhancing the quality of customer services and our responses.

  Business performance

Telefônica Brasil and its wholly-owned subsidiaries, Telefônica Data S.A. (TData) and POP, are operating mainly as nationwide providers of fixed telephony and mobile telephony services through a concession agreement and authorizations issued by ANATEL for Switched Fixed Telephony Services (STFC). Telefónica Brasil S.A. and its wholly-owned subsidiaries also have ANATEL’s authorizations to provide other telecommunications services such as data traffic, broadband internet, and pay TV as well as value-added services not classified as “telecommunications.”

Infrastructure and Network

Since 2013, the Company has been consolidating a robust network capable of fulfilling customers’ expectations customers. We have been able to make progress on migration from Time Division Multiplex (TDM) exchanges to Next Generation Networks (NGN), which has reached 60.2% of migrated landline traffic, while modernizing exchanges and adapting data-center infrastructure. Most of this effort has been made to replace fiber optic enclosure cabinets (ARO) with multi-service access nodes (MSAN) that enable us to offer broadband to large numbers of customers who have not yet had access to this service.

Telefónica Brasil continued to expand its mobile network capacity and coverage in order to absorb growing voice and data traffic and get an even bigger edge over the competition by significantly expanding coverage for 3G technology, in which it is absolute leader.

By the end of 2017, coverage through our mobile networks based on LTE, WCDMA, GSM/EDGE and CDMA digital technologies included 4,265 municipalities (76.61% of the total number) containing 94.44% of Brazil’s population. The 2G/GSM-EDGE network showed 2017 ending with 645 municipalities covered in the state of São Paulo and a total of 3,758 elsewhere in Brazil. In the same period, the 3G/WCDMA network was present in 645 municipalities in the state of São Paulo making for a total of 4,005 nationwide.

Substantial progress was made to expand our HSPA+ network (or 3G Plus, as it is known commercially), which operates throughout our 3G network. This technology enables customers who have compatible terminals to attain even higher data transmission speeds of up to three times the traditional 3G levels.

The 4G technology (known as LTE), launched in 2013, was an important advance in the mobile network, since its transmission rates surpass those of the HSPA+ network. In 2017, we continued to expand the coverage of this technology and, by year-end, the 4G/LTE network reached 2,600 municipalities in Brazil.

In 2017, our fiber optic network with GPON technology reached total coverage of 18.4 million homes passed, of which 7.7 million in the state of São Paulo and 10.7 million elsewhere, with speeds ranging up to 300Mbps.

Telefónica Brasil is constantly working to offer market differentiators such as new integrated services, speed upgrades and coverage for more localities.

Our fiber optic portfolio in the state of São Paulo includes IPTV for high definition (HDTV) services. In addition to IPTV, in 2017 the company expanded its portfolio of advanced products for corporate customers with GPON fiber optic services to grow its optical-access customer base to 11,100.

Sales

Telefônica Brasil’s nationwide commercial distribution network ended 2017 with approximately 2,000 points of sale owned and managed by authorized resellers, as well as 10,000 retail outlets. This solid capillarity strategy is boosting the company’s leadership in the Brazilian telecommunications market and its dominant share of the high-value segment.

Our commercial operation started a process of transformation of commercial channels that includes the review of its structure and remuneration models, as well as the consolidation of strategic partners, the increase in our capillarity optimization plan started in the previous year, and the unification of programs that are common to all channels, which is resulting in a more intelligent and responsible allocation of resources. In addition, we leveraged sales of higher value-added services that directly drove the operation’s profitability, and continued to accelerate the digital transformation of our business.

At the stores, where customers experience Vivo’s offers at their most, we made significant advances to improve the infrastructure and systems that may assure sales operations and leverage customers’ experience. We have also accelerated the penetration of our landline services portfolio; renegotiated rent agreements; developed new customer relationship opportunities by giving a new meaning to store spaces; and delivered our accessibility project (regulatory obligation). Finally, we were recognized for the best store design (Popai award) of our first iconic store in JK Iguatemy shopping mall, in São Paulo. In November, we opened our second store under this concept and the largest in Brazil, located in Barra Shopping mall, in Rio de Janeiro.

In our Retail channel, important items were remodeled aiming at increasing operating profit. The incentive program for retailers now includes easier routines for the staff, a more friendly interface that facilitates usability, and even more attractive incentives. We have also reviewed the Retail business model, implementing fully variable commissions that are adjusted to different partner profiles.

Regarding door-to-door services, which have an itinerant profile, we started a transformation process with creation of operations focused on the high-value segment. This operation, which already prospected for customers in remote regions not reached by face-to-face channels, now counts on an action front to capture high-value converging sales to residential and condominium customers. At present, this channel’s operation has about 280 outsourced companies and some 4,000 salespersons.

Our Distribution Channel, which includes, among others lottery outlets, post offices, bank branches, pharmacies, newsstands, and bakeries is responsible for the high level of capillarity of our commercial operations, providing our customers with prepaid and hybrid plan offerings of credits for services through approximately 600,000 points of sale recharging credits. These channels are also the main vehicle for sales of prepaid lines, for which the remuneration model is based on capturing profitable lines that actually drive revenues from recharging credits. In addition, we launched a relationship, incentive and loyalty platform for all components of the distribution chain with the purpose of building loyalty of distributors and sales outlets by promoting the increase in sales of recharging credits, chips, Combo and Hybrid plans.

Sales by Telephone continued to unify partnership agreements in order to consolidate converging sales in this channel, which delivered the single front end, and reviewed the actions of partners arising from the former hybrid operation of the Door-to-door channel. Telephone Sales also developed the chip delivery project intended to leverage hybrid and pure postpaid offers.

Alongside the standout numbers from physical channels, our digital sales and services channels were consistently evolving. The mobile segment’s e-commerce channel grew 460% in 2017 against 2016, whereas our fixed-line service posted just 10% annual growth. Ongoing improvements in e-commerce usability are enriching the digital experience for customers and consequently boosting the Vivo brand’s digital presence to directly impact these results.

Meu Vivo, a self-service channel of considerable importance in the Company’s digital service strategy, also contributed to the positive performance of digital channels: the volume of downloads grew 50%. The number of unique users active in the application grew annually 88%.

Another digital service available for our customers that contributed significantly to the performance of the digital channel was “Vivi,” a virtual assistant that reached 1 million accesses for the first time in October 2017.

To complement all of the strategic initiatives mentioned above and effectively take advantage of the Internet’s business potential and enhance its digital maturity, the Company also took advantage of the Black Friday/Black November promotional period in Brazil. Sales increased 32% in the period, compared to the same period of the previous year.

Information systems

In 2017, the Information Technology (IT) area acted to continue to materialize our strategy represented by the slogan “Escolhemos Tudo” [We choose everything] through efforts focused on five pillars: resources - ensuring the best allocation of the IT budget, privileging the best practices at the workplace and the team’s professional excellence; business transformation – large projects that enable improving digitalization and IT quality; value delivery – focused on adding value to the experience of end customers; operating excellence – leveraging the use of new technologies to provide savings and efficiency to operations; and delivery model – changes in our way of working, aiming at aligning business demands to the performance of projects, avoiding rework and reducing delivery times.

In order to leverage business transformation, we implemented large projects, such as the complete unification of the landline products sale and services solution, with migration of more than three million customers. Simultaneously, we completed the first phase of implementation of the new ‘full stack’ system for hybrid and post-paid customers, aiming at unifying end-to-end B2C systems and processes, and preparing a layer of communication of owned and third-party systems through the standardization of APIs. Among other integrations and efficiencies, this initiative enables development of applications using the AURA cognitive intelligence technology developed by Grupo Telefónica in Spain, which will qualify our customers for access to the fourth platform.

As a means of reaching excellence in customer experience, a daring plan is underway to modernize our digital channels and is already showing results with the revamping of Meu Vivo channels both for mobile and landline customers and both at our web channel or mobile applications. Also, we were the first operator to offer a virtual assistant (Boot) in Facebook Messenger. Additionally, a new generation of applications was launched with Meu Vivo Mais, which can now make and receive voice calls to/for any place in the world using the mobile phone number, through data access or wi-fi networks. Other projects have also added value directly to customers, such as the new humanized IVR for post-paid customers, repeating the success achieved with this technique among pre-paid customers.

In the B2B segment, a major development was the delivery of the new sales solution application, or Vendas Express. The implementation of this fully digital process reduced B2B sales time from 4 days to 9 hours.

The experience of Telefônica Brasil employees was transformed over the past year as a result of digital workplace initiatives, such as update and standardization of the employees’ IT equipment, eliminating obsolete machines and improving the efficiency of ticket services. Several collaboration solutions were adopted in their entirety, such as the integration of videoconference solutions, and the possibility to create access and share documents in any device, any time, anywhere. Thanks to these advances, the telecommuting pilot project started in the IT area was very successful, and is now being replicated across the Company.

As an evidence of the operating excellence of the area, the availability of systems was maintained in more than 99.8% of the time in 2017, as a result of the permanent work for continuous improvement of the monitoring of servers and handling of incidents. Security was under the spotlights in 2017, with new threats appearing each day. In the period, 100% of the company’s central systems were integrated to identity management systems, which enabled traceability and control of accesses. Our IT department’s ongoing efforts to simplify procedures and efficiency-focused initiatives were able to report substantial progress as measured by several indicators: 56 obsolete applications were phased out, and our server virtualization level rose to 83%. These initiatives are not only producing immediate and long-term financial gains but will also lead to a number of operating gains.

In 2017, we started to expand the culture of agility inside the IT area, given the maturity of the model and the qualification of over 1,300 employees and 50% of our software factories. The automation of testing scenarios accelerated this development, with 6,400 scenarios automated in the year. One half of the IT projects are being carried out through this quick method, which ensures that deliveries are in line with business needs, and that project resources are being properly invested in delivering more value to our end customers.

Customer Service

In 2017, we saw the results of actions implemented in the end of 2016, and the maturity of the customer services agreement, which provided a model of competition among suppliers, stimulating the quality of customer services. In addition to operating actions, we invested in the digitalization of services, always keeping our focus on quality. The highlights were on self-service actions and a more humanized IVR.

In the case of Customer Service, the Company created a structure to leverage customers’ on-line experience, transform the service model and enhance the quality perceived when interacting with them. It continued to work on integrating the systems used by the operation, on defining processes and business rules and on internalizing operations considered essential for transforming the customer experience in every channel and point of contact.

Always striving to be at the forefront, we qualified our digital channels seeking to provide customers with more self-service options, and to make these channels even more important to them. The application for direct access via mobile phones reached a level exceeding 40 million contacts in the month of December 2017, with a growing number of users. The “Virtual Vivi” assistant is currently capable of responding to over 90% of questions put to it, using artificial intelligence, being present in several channels that include social medias, such as Twitter and Facebook. Progress was also made in humanizing the electronic service (IVR) of the Relationship Center, using a more customer-friendly personalized language and intelligent dialog in order to speed up the response to requests. This process also made it possible for the electronic service itself to provide responses to customers, attaining levels of 72% in certain segments and providing shortcuts through a more convenient experience.

In 2017, we consolidated a new model for hiring call center service providers, with the emphasis on encouraging good performance fully based on quality targets. The Company enhanced its operational service indexes by reducing contact rates, making more agents available and increasing and enhancing the autonomy of call center agents in providing solutions on the first contact.

All these results, combined with customer satisfaction surveys, show that we are on the right path, listening to the customer and transforming contacts received into a positive experience with the brand. The percentage of customers that gave us a negative mark after receiving customer services decreased 50% in 2017, as a result of the efforts mentioned above.

In 2018, Telefônica Brasil will maintain the strategy of enhancing contact and increasing the functionalities available on each channel, seeking to integrate these so that the customer chooses how to interact with the Company and obtains the best possible experience regardless of the channel chosen. The Company will continue to press ahead in automating customer services, improving digital channels’ resolution capacity, autonomy and standardization of experiences across several customer service options. Our customer services are absolutely focused on quality and provision of the best experience possible to customers.

Operating Performance

At the end of 2017, the Company reached 74,940 thousand mobile accesses, reaffirming its leadership with a market share of 31.7% in December 2017. The figures below show the mobile service operating behavior:

With regard to fixed service, the Company closed 2017 with 22,857 thousand revenue generating units, down 2.1% over the previous year, due primarily to the maturity of fixed voice traffic and the more selective strategy for the pay TV service.

Broadband - reached 7,432 thousand customers at the end of 2017, up by 1.9%, or 136 thousand net additions, over 2016. Fiber optic accesses (FTTH) stood at 1,290 thousand customers, with annual growth of 45.3%. The number of ultra-fast broadband (FTTx) customers now accounts for 61.1% of total broadband accesses.

Lines in Service – reached 13,837 thousand customers in 2017, down 3.5% against 2016, due to the maturity of the residential landline voice service, as well as the impact of the macroeconomic scenario on corporate business.

Pay TV – reached 1,588 thousand customers in 2017, down 7.3% over 2016, reflecting the Company’s selectivity, with the focus on higher-value customers. IPTV reached 381 thousand users, annual growth of 50.8%.

Thus, the Company ended 2017 with 97,797 thousand customers, a growth of 0.7% compared with the previous year, since disconnected landline customers are being offset by the addition of mobile customers, primarily post-paid.

  Financial Performance

4.1. Net Operating Revenue

In 2017, the Company posted consolidated net operating revenue of R$43,207 million, up by 1.6% over 2016, when our net revenue was R$42,508 million. Growth benefited from higher revenues from data and mobile digital services, primarily mobile internet, in addition to landline broadband, partially offset by lower revenues from landline-to-mobile calls and by the lower interconnection tariffs, both landline and mobile, which were determined by the regulator.

4.2. Operating Costs and Expenses

Operating costs, less depreciation and amortizations, increased by 0.8%, reaching R$28,721 million in 2017 compared to the previous year (R$28,486 million), below the inflation rate of 2.9% for the period. The increase can be explained mainly by higher costs with the commercialization sales of services, due to the recovery of commercial activities. This effect is partially offset by the lower costs of services rendered, due to the reduction in landline-to-mobile interconnection charges in February of 2017, in addition to lower call center expenses as a result of the simplification of offers and automation of the Company.

4.3. Operating Profit before Net Financial Expenses and Equity Pick-Up

Operating profit before consolidated financial expenses and equity pick-up increased by 4.1%, from R$6,368 million in 2016, to R$6,632 million in 2017. This effect is primarily justified by a better operating performance.

4.4. EBITDA

EBITDA in 2017 was R$14,486 million, up by 3.3% against R$14,022 million in 2016. In turn, the EBITDA Margin stood at 33.5% in 2017, an increase of 0.5 pp against the margin of 33.0% posted the previous year. This result can be attributed to higher revenue from mobile services and cost efficiency measures adopted by the Company.

R$ million – Consolidated
	2017	2016
Operating profit before net financial result and equity pick-up(*)	6,632.2	6,368.0
Depreciation and amortization
In the cost of services rendered	5,963.1	5,821.6
In selling expenses	1,433.3	1,409.0
In general and administrative expenses	457.3	423.8
EBITDA	14,485.9	14,022.4

EBITDA Margin
a) EBITDA	14,485.9	14,022.4
b) Net operating revenue (*)	43,206.8	42,508.4
a) / b)	33.5%	33.0%

(*) See Financial Statements

4.5. Indebtedness and Financial Result

R$ million – Consolidated	2017	2016

Loans and financing	(3,494.9)	(5,255.0)
Debentures	(4,520.8)	(3,554.3)
Contingent Consideration GVT	(446.1)	(414.7)
Total indebtedness	(8,461.8)	(9,224.1)
Derivative transactions	143.8	28.4
Indebtedness after derivatives	(8,318.1)	(9,195.7)

The Company ended the year 2017 with gross debt of R$8,318 million (R$9,196 million in 2016), or 12.0% of shareholders’ equity (13.3% in 2016). Funding is 3% denominated in foreign currencies (US dollars and a basket of currencies – UMBNDES) and 97% local currency denominated, whereby total foreign currency debt is covered by hedge transactions.

4.6. Annual results

Consolidated results for the year according to Brazilian corporate law, shows net profit of R$4,609 million in 2017 (R$4,085 million in 2016), up by 12.8% over the same period of 2016. Telefônica Brasil’s net margin in 2017 was 10.7% (9.6% in 2016).

R$ million	2017	2016

a) Net profit for the year (*)	4,608.8	4,085.2
b) Net operating revenue (*)	43,206.8	42,508.4
a) / b)	10.7%	9.6%

 (*) See Financial Statements.

4.7. Investments

In 2017, the Company invested R$7,997 million, slightly below the amount invested in the previous year (R$8,189 million) due to the purchase of new spectrum licenses in 2016. If the acquisition of such licenses was not taken into account, maintained the amounts invested in projects would remain stable, showing Telefônica Brasil’s continuous commitment to the country. These investments seek to consolidate the leadership of the Company in Brazil’s market, leveraging its short-term results through a greater and better offer to customers.

With regard to investments in projects, 75% of investments were allocated to the growth and quality of services, enabling the provision of better services to an increasingly connected society, and supporting growth in the demand for data by our customers, whether in fixed or mobile data services, or in the corporate market.

In 2017, we continued to expand our fixed telephony services by providing fiber optic services (FTTH) to 16 new cities and more than 400 thousand new accesses. Therefore, Telefônica Brasil’s FTTH is now present in 87 cities with more than 7 million homes passed countrywide. We also expanded our paid TV services with IPTV technology to 65 municipalities, doubling the number of municipalities served as of the end of 2016 (32 municipalities). This has been accompanied by accelerated commercial activity, surpassing the milestone of 1.2 million FTTH customers and 380 thousand IPTV customers in 2017.

We made important investments in maintaining and expanding the voice service and mobile internet, which account for a significant part of our revenues. In 2017, we accelerated 4G implementation, reaching the milestone of 2,600 municipalities, 118 of which with 4G+ technology, and 397 with 700 MHz LTE. Additionally, we improved the signal quality in several regions, and made significant investments in maintenance services (proactive and reactive).

Telefônica Brasil has also invested in integrating telecommunications systems and networks of the landline and mobile business, and improved its business support infrastructure (systems and points of sale and service). In 2017, we continued to invest in improving operating systems, and expanding and consolidating data centers. Worthy of note is the transformation of Big Data billing environment and projects, which will support the rollout of new products and services, particularly focusing on the experience of customers.

  Capital Markets

Telefônica Brasil’s common (ON) and preferred shares (PN) are traded on the B3 under the ticker symbols VIVT3 and VIVT4, respectively. The Company’s ADRs are also traded on the NYSE, under the ticker symbol VIV.

The VIVT3 and VIVT4 shares ended 2017 at R$41.20 and R$48.62, representing, respectively, annual appreciation of 13.2% and 10.3%, against the annual appreciation of 26.9% for the Bovespa Index. The ADRs ended the year at US$14.83, appreciating by 10.8% in the period, against a rise in the Dow Jones Index of 25.1%.

The average financial daily volumes of the VIVT3 and VIVT4 shares during the year were R$925 thousand and R$80,307 thousand, respectively. In the same period, the average daily volume for the ADRs was US$20,248 thousand.

The graph below shows the share performance for last year:

5.1. Shareholder remuneration policy

Under its by-laws, the Company must distribute a minimum of 25% of its adjusted net profit for the year as dividends, while holders of preferred shares are entitled to 10% more than the amount distributed to each common share.

Interest on equity and dividends, based on earnings for 2017, declared by Telefônica Brasil amounted to R$4.6 billion, as shown in the table below:

		Shareholding Gross Amount		Net Amount	Shares	Gross Amount	Net Amount	Payment
2017	Deliberation	Position	(BRL million)	(BRL million)		per Share (BRL)	per Share (BRL)	Beginning Date
Dividends	04/12/2018	04/12/2018	2,191.9	2,191.9	ON	1.217277	1.217277	Up to
(based on Dec-17)					PN	1.339005	1.339005	12/31/2018
IOC	12/14/2017	12/26/2017	1,486.6	1,263.6	ON	0.825623	0.701779	Up to
(based on Nov-17)					PN	0.908185	0.771957	12/31/2018
IOC	09/18/2017	09/29/2017	305.0	259.3	ON	0.169385	0.143978	Up to
(based on Aug-17)					PN	0.186324	0.158375	12/31/2018
IOC	06/19/2017	06/30/2017	95.0	80.8	ON	0.052759	0.044845	Up to
(based on May-17)					PN	0.058035	0.049330	12/31/2018
IOC	03/20/2017	03/31/2017	350.0	297.5	ON	0.194377	0.165220	Up to
(based on Feb-17)					PN	0.213814	0.181742	12/31/2018
IOC	02/13/2017	02/24/2017	180.0	153.0	ON	0.099965	0.084970	Up to
(based on Jan-17)					PN	0.109962	0.093467	12/31/2018

Those declarations resulted in a payout of 99.99% for 2017.

5.2. Shareholding Breakdown

December 31, 2017	Common	Preferred	Total
Controlling Group	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.27%
Treasury shares	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book value per share:	R$ 41.13
Subscribed Paid-in-Capital:	R$ 63,571.40	Million

5.3. Corporate Events

On July 3, 2017, the Company informed that its wholly-owned subsidiary Telefônica Data S.A. (“TData”) purchased, on that date, shares representing the capital stock of Terra Networks Brasil S.A. (“Terra Networks”), from SP Telecomunicações Participações S.A. (“SPTE”), which is the Company’s controlling shareholder (“Transaction”).

Terra Networks is a provider of digital services (own and third-party value-added services (“SVA”) and carrier billing, as well as mobile sales and relationship channels) and advertising services.

TData is a company that explores SVA, integrated corporate solutions in telecommunications, technical assistance for telecommunication equipment and networks, maintenance of equipment and networks, and preparation of projects.

The purpose of the Transaction is to expand and integrate the commercial offer of digital services that may add immediate value to the portfolio of customers of TData and the Company, as well as generating the offer of TData services to the base of customers and subscribers of Terra Networks services, and, thanks to Terra Networks’ countrywide reach and expertise, leverage TData’s advertising business. Also, considering that the Company has the competence to create new digital media products for the mobile and advertising channels, and that Terra Networks has knowhow on sales, customer services and operation of digital services for specific customers, the purchase made by TData will also facilitate the exchange of knowhow between the companies involved, in addition to maximizing the unification of the commercial conditions agreed with suppliers of both TData and Terra Networks, as well as with common suppliers.

The total price paid by TData for the acquisition of the shares issued by Terra Networks was R$250 million, in a lump sum, without the need for financing, using only TData’s available cash. Calculation of the amount was based on the economic value of the company, in accordance with the discounted cash flow, based on the valuation report ordered by TData’s Executive Board.

The Transaction is not subject to any regulatory authorizations or approvals by the Company’s bodies and, due to the way it was organized, it will not change the Company’s ownership structure or cause any dilution to shareholders. Generation of value to shareholders will derive from accelerated growth in digital services and increased efficiency of operations with no significant costs arising from the Transaction.

  Corporate Structure

  Corporate Governance

The fundamental principles of corporate governance at Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) are set out in its by-laws and in the internal rules and regulations that supplement the concepts contained in the law and standards governing the securities market. The purpose of these principles, which guide the activities of the Company’s management, can be summarized as follows:

  Maximizing the Company’s value;
  Transparency in the Company’s accounts and in the disclosure of material information of interest to the market;
  Transparency in the relations with shareholders, employees, investors, customers and public entities;
  Equal treatment of shareholders;
  Participation by the board of directors in overseeing and managing the Company and in accountability to the shareholders;
  Participation by the board of directors regarding corporate responsibility, ensuring the Company’s continuity.

Inspired by these concepts and to promote good corporate governance and increase the quality of information disclosures, the Company has instituted measures that render its actions clear and objective, while avoiding conflicts of interest. It believes that these measures benefit shareholders and current and future investors, as well as the market in general. Among the measures taken, worthy of note are:

(a)   Implementation of the following internal rules:

(i)         Material Act or Fact Disclosure, and Securities Trading Policy: sets out the practices for disclosing, using and preserving the secrecy of the Company’s material acts or facts. It establishes the obligations and mechanisms for Company’s disclosures to the market by Connected Persons, as well as the conducts, rules, restrictions and procedures to be followed by Connected Persons and Persons with Access to Material Information when trading the Company’s securities.

(ii)        Directive on Communication with the Market: sets out the principles by which the control processes and systems involving information to be disclosed to market function. It seeks to ensure the quality and control of such information, in accordance with the rules of the markets where the Company’s securities are traded.

(iii)       Directive on the Registration, Communication and Control of Financial and Accounting Information: regulates the internal control procedures and mechanisms for preparing the Company’s financial and accounting information, ensuring the adoption of the appropriate accounting practices and policies.

(iv)      Code of Conduct for Finance Employees: sets the standards of conduct for positions of responsibility involving the Company’s finances, regulating access to and the use of inside information.

(v)       Directive on Prior Approval of Services to be Rendered by the Independent Auditor: establishes the criteria and procedure for retaining the services of the independent auditors, at all times subject to prior approval by the Audit and Control Committee. Its provisions include the rules of the CVM on this subject matter, in addition to the applicable legislation.

(vi)          Anti-Corruption Guidelines: consolidate and clarify the measures adopted by the Company for curtailing and countering corruption in its daily business and across its entire supply chain.

(vii)         Responsible Business Principles: define the way Telefônica develops its activities and relates to its stakeholders. More than a code of ethics, the Responsible Business Principles help with making decisions and acting with integrity and professionalism in everything we do. These principles are applicable to all employees, who must put them into practice in their daily routines and refer to them in the case of difficult ethical issues. These principles are shared with customers, suppliers, the community and other stakeholders. Any practices and/or attitudes that fail to comply with these principles should be reported through a specific channel, using a system link available on the Responsible Business Principles website.

(b)   Establishment of the Board of Directors’ committees:

    Audit and Control Committee;
     Commercial Attention and Service Quality Committee;
    Appointments, Remuneration and Corporate Governance Committee;
    Strategy Committee.

(c)   Establishment by the Audit and Control Committee, under its own regulations, of procedures for receiving and dealing with complaints involving accounting and audit issues (Whistleblower Channel).

(d)   ISE Portfolio: since 2012, the Company has been part of the ISE (Corporate Sustainability Index), a tool developed by the B3 for analyzing performance in sustainability (economic efficiency, environmental equilibrium, social development and corporate governance), and which seeks to offer investors the option of a portfolio consisting of shares of companies with acknowledged commitment to social responsibility and corporate sustainability.

7.1. Investor Relations

In order for its shares to achieve fair assessment, the Company embraces practices intended to properly clarify its policies and any events arising to shareholders, investors and analysts.

Material information is made available on the Company’s web portal (www.telefonica.com.br/ri), with versions in Portuguese and English. All notices, material facts, accounting statements and others corporate documents are filed with the regulatory bodies – CVM (Brazilian Securities Commission), in Brazil, and the SEC (the Securities Exchange Commission), in the United States. In addition, the Company has an Investor Relations team that clears up doubts by telephone or in individual meetings, when so requested.

7.2. Board of Directors

Under its by-laws, the Company’s board of directors consists of at least five, and at the most, seventeen members, with a three-year term of office and reelection permitted. The Company’s board of directors currently consists of twelve members, one of whom is elected by the shareholders of preferred shares, in a separate vote and without the participation of the parent company, while the others are elected by a general vote of the common shareholders.

It normally convenes five times per year and, exceptionally, whenever necessary, in response to a call notice from its chairman. The resolutions of the board of directors are taken by a majority vote, in the presence of a majority of its members in office, and, in addition to the ordinary vote, the casting vote rests with the chairman. It is also the chairman’s responsibility to represent the board at shareholders’ meetings; to chair the shareholders’ meetings, while choosing a secretary from among those present; to convene, install and chair board meetings; to use the casting vote attributed to him in the by-laws in the event of a tie in board resolutions; to ensure the efficacy and the performance of the Board; to set up and coordinate, with the collaboration of the General Secretary and the Legal Counsel, the agenda of the meetings; and to coordinate the discussions and decisions made at its meetings, by promoting an active debate of all members in decision making processes, safeguarding their freedom of position, and being responsible for the effective performance of the meeting.

7.3.  Executive Board

In accordance with its by-laws, the executive board consists of at least three and, at the most, fifteen members, shareholders or not, resident in Brazil, who are elected by the board of directors for a three-year term of office, and reelection permitted. It currently consists of three members with the following positions: Chief Executive Officer; Chief Financial and Investor Relations Officer; and General-Secretary and Legal Counsel.

The executive board is the Company’s representative body, and it is incumbent on it and its members, individually, to comply with the provisions of the by-laws, the resolutions of the board of directors and the general meeting of shareholders; to perform all acts required or convenient for managing the business, within the limits set forth in the law and in the Company’s by-laws; to propose initiatives, business plans and policies; and to conduct the daily operations of the Company.

7.4.  Code of Conduct for Employees (Conduct Principles)

The ethical conduct of our management and our employees is ensured by the Responsible Business Principles – Telefônica’s code of ethics. These guidelines are global and define the way that we relate to our stakeholders, ensuring the generation of value to our shareholders and to society, in the long run, and enabling decision-making mechanisms to be in place when or professionals are faced with ethical dilemmas and situations that may contradict the legislation. We carry offer a comprehensive training program to reinforce the Responsible Business Principles to all employees.

The mission of the Compliance area is to be a benchmark regarding conformity with the norms and business ethics by adding value to our stakeholders; protecting the company and the employees; avoiding non-compliance risks; and increasingly improving our culture based on integrity and ethics. The Compliance area works together with other company areas to constantly maintain our business excellence.

At Telefônica Brasil, the solid implementation of the Compliance program, which is called #VivoDeAcordo, is grounded on the following important pillars: total commitment of the senior management; a strong structure that counts on specialized employees who are responsible for the program’s actions; ongoing analysis and assessment of business risks; internal policies that deal with several issues, such as anti-corruption measures, information security, gifts and entertainment, among others, in accordance with well-structured global guidelines and internal norms that are available to the employees; periodic compliance training programs for current and new employees; and an active inquiry channel that helps with solving doubts about the whole program.

The program is applicable to all employees, including officers and directors, as well as to allies, and it takes place through prevention, detection, correction and integrity actions, such as exhaustive communication of the Compliance program to all Telefônica’s stakeholders, anti-corruption training about the legislation applicable, including the Foreign Corrupt Practices Act (FCPA), creation of the policies portal, inquiry channel and others.

The Company is aware of the importance of its supply chain, both given its international presence and the impact and volume of its business. For this reason, it promotes, establishes and maintains high responsibility requirement levels regarding its suppliers, stimulating their commitment not only to product and service quality standards, but also to ethical, social, environmental and privacy standards in all relationships with Telefônica’s supply chain.

As one of the basis of our Responsible Business Principles, the respect and commitment to human rights guide the regular and periodic assessment of impacts on our value chain. We seek to identify, reduce and manage risks in accordance with the guiding principles for application of UN’s “Protect, Respect and Remedy” framework.

7.5. Fiscal Council

As provided for in the Company’s by-laws, the Fiscal Council is permanent in nature. The council members are elected by the general meeting of shareholders for term of office of one year, with reelection possible. In accordance with Brazilian corporate law, preferred shareholders are entitled to elect a full member and an alternate member of the Fiscal Council, in a separate vote, without the participation of the preferred shares of the parent company.

By law, the remuneration of the members of the Fiscal Council, in addition to the reimbursement of expenses with travel and accommodation necessary for them to perform their functions, will be fixed by the annual general meeting that elects them, and, for each member in office, this cannot be less than 10% of the average attributed to each executive officer, without taking into account benefits of any nature, representation fees and profit sharing.

The by-laws set forth that the Fiscal Council will consist of at least three and a maximum of five full members and an equal number of substitutes. The Company’s Fiscal Council currently consists of three full members and three substitutes.

7.6. Audit and Control Committee

The committee was created in December of 2002 as an auxiliary body linked to the board of directors and operating under its own regulations. Under the Committee’ regulations, it will consist of between three and five members, elected by the board of directors among its members, for a unified term of office of three years, and reelection permitted. Their term of office always coincides with their term of office as board members. However, as long as their term of office as board members is effective, Committee members will remain in their respective positions until the election of their alternates by the board of directors. On December 31, 2017, the Audit and Control Committee consisted of four members. On February 16, 2018, the Committee’s composition was altered to three members.

In addition to the legal powers and those that may be attributed by the board of directors, the powers and duties of the Audit and Control Committee are as follows:

(a)   To propose the appointment of independent auditors to the board, as well as the replacement of the independent auditors, being responsible for: (i) making recommendations to the board about the compensation of the independent auditors of the Company; (ii) giving its opinion about the engagement of the independent auditor for provision of any other services to the Company; and (iii) overseeing the activities of the independent auditors in order to assess their independence, the quality of services provided, and the adequacy of the services to the Company’s needs;

(b)   To analyze management’s report and the financial statements of the Company, including the capital budgets, making any recommendations deemed necessary to the board of directors;

(c)   To analyze the financial information prepared and periodically disclosed by the Company;

(d)   To analyze the reporting of transactions made with third parties in accordance with the Policy on Transactions with Related Parties;

(e)   To assess the efficacy and sufficiency of the internal controls structure, and the processes of the internal and independent audit of the Company, recommending the improvement of policies, practices and procedures as it deems necessary, being responsible for: (i) overseeing the activities of the internal controls area; (ii) overseeing the activities of the internal audit and compliance area, including those relating to reports received through the Company’s whistleblowing channel in connection with the scope of its activities, giving its opinion, or escalating or taking the necessary steps regarding these reports; and (iii) assessing the efficacy and sufficiency of risk and contingencies control and management systems;

(f)    To analyze the proposals made by management bodies regarding changes in capital stock; issue of debentures convertible into shares or warrants; and transformation, merger or spin-off of the Company, making the recommendations it deems necessary to the Board;

(g)   To assess the fulfilment, by the Company’s management, of the recommendations made by the independent and internal audits, and give an opinion to the board of directors, regarding any conflicts between the internal and external audits and/or the Company’s management; and to prepare an opinion, on a yearly basis, to be presented together with the financial statements, in accordance with the legislation applicable.

7.7. Appointments, Remuneration and Corporate Governance Committee

Created in November 1998 as a supporting body to the Board of Directors, this committee has its own regulations. Pursuant to its regulations, this Committee will be made up of three to five members elected by the Board of Directors among its members, for a unified term of office of three years, and reelection permitted. Their term of office always coincides with their terms of office as Board members. However, as long as their term of office as board members is effective, Committee members will remain in their respective positions until the election of their alternates by the Board of Directors. The Appointment, Remuneration and Corporate Governance Committee is currently made up of three members.

In addition to the powers that may be attributed to it by the Board of Directors, the powers and duties of the Appointments, Remuneration and Corporate Governance Committee are as follows:

(a)   To recommend proposals to change the Company’s by-laws;

(b)   To review proposals regarding the appointment of members of other Committees, for subsequent approval by the board of directors;

(c)   To recommend proposals regarding the appointment and removal of statutory officers for subsequent approval by the board of directors;

(d)   To resolve on proposals for engaging, compensating and promoting Company’s vice-presidents and non-statutory officers in levels A, B and C;

(e)   To analyze, on a yearly basis, the overall compensation of managers, including benefits of any nature and entertainment allowances, taking into account their responsibilities, the time spent in their functions, their expertise and professional reputation, and the value of their services on the market;

(f)    To resolve on the annual adjustments granted to employees in management (annual program, assumptions and budget) and non-management positions (program, assumptions and budget), including the collective bargaining agreements (negotiation strategy and budget) to be entered into between the Company and the employees’ unions, and to analyze and approve profit sharing programs whenever their rules are changed; and

(g)   To analyze corporate governance issues submitted by the statutory executive board, recommending them to the board of directors, when applicable.

7.8. Commercial Attention and Service Quality Committee

Established in December 2004 as a supporting body to the Board of Directors, this committee has its own regulations. Pursuant to its regulations, this committee will be made up of three to five members elected by the Board of Directors among its members, for a unified term of office of three years, and reelection permitted. Their term of office always coincides with their terms of office as Board members. However, as long as their term of office as Board members is effective, Committee members will remain in their respective positions until the election of their alternates by the Board of Directors. The Commercial Attention and Service Quality Committee is currently made up of three members.

In addition to the powers that may be attributed to it by the Board of Directors, the powers and duties of the Commercial Attention and Service Quality Committee are as follows:

(a)   To assess and monitor the adequacy of the Company’s customer services, and propose improvements by taking advantage of the opportunities found;

(b)   To observe, analyze and regularly monitor the quality indices for the principal services provided by the Company and the quality levels of customer services, recommending actions upon identification of opportunities; and

(c)   To observe, analyze and regularly monitor the Company’s plans and quality actions.

7.9. Strategy Committee

This committee was established in October 2016 as an auxiliary body connected to the Board of Directors, and it has its own regulations. Pursuant to the Committee’s regulations, it will be made up of three to five members elected by the Board of Directors among its members, for a unified term of office of three years, and reelection permitted. Their term of office always coincides with their term of office as Board members. However, as long as their term of office as Board members is effective, Committee members will remain in their respective positions until the election of their alternates by the Board of Directors. The Strategy Committee is currently made up of three members.

In addition to the powers that may be attributed to it by the Board of Directors, the powers and duties of the Strategy Committee are as follows:

(a)   To analyze and oversee the Company’s strategy policy; and

(b)   To analyze other matters with strategic interest submitted by the Company’s statutory executive board.

7.10.              Independent Auditors

In compliance with CVM Instruction No. 381 of January 14, 2003 and Circular Letter CVM/SNC/SEP No. 01/2007 of February 14, 2007, the Company and its subsidiaries inform that the Company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that the auditors should never audit their own work nor carry out management activities or advocate in favor of their client or render any other services that are prohibited by current regulations, thus maintaining the independence of the independent auditors’ work.

During 2017, no services other than the external audit were contracted with the independent auditors, PricewaterhouseCoopers Auditores Independentes.

  Human Resources

In 2017, we continued to reinforce the actions of Telefónica Group’s “We choose everything” global strategic program, which, locally, resulted in the Viva Tudo actions, strengthening our high-performance culture even more.

In the scope of Viva Tudo, we defined four pillars of action that permeated our activities across the Company: Focus on Results, Transversal and Integrated Action, Ethics Principles, and Owner’s Responsibility and Attitude. Based on these pillars, we designed new actions and reviewed some internal programs with the purpose of leveraging the digital transformation of our Company. By means of tools that provide support to management, the development of leaderships, of talents, and several corporate education programs, we sought to ensure the preparation of our employees for the challenges and opportunities arising from this transformation.

We believe that we can only show excellence in our delivery to the market if this is something natural within the Company, and part of the daily lives of Telefônica’s employees. Accordingly, our employees’ experience with HR services has also evolved, becoming more digital, light, flexible and focused on self-service, internally reflecting the values that guide our actions towards customers and the society.

The results of this action were reflected in our Organizational Climate Survey, which had a record participation of 91% of the eligible public, while the Acceptance rate was 86% (against 82% in 2016). Through the results of this survey, the VP People team and the management are able to map the areas for organizational climate improvement and work on action plans, supported by an online tool that provides a number of quantitative analyses of the results.

8.1. Interaction

In 2017, we strengthened our relationship with our team through a number of engagement actions and celebrations, and recognition. We created actions that reinforce our digital transformation, recognize our teams, and stimulate an emotional connection between the employee and the company and contribute to a positive organizational climate. These actions are classified according to three pillars:

  Celebrations: we continued with four types of celebration, with the aim of strengthening the ties between the company and its employees and their family members. We celebrated Mother’s Day, Father’s Day and Children’s Day. We also organized end-of- -year celebrations with a team meeting in all cities to celebrate the accomplishments in the year.
  Recognition: we reinforced Gente de Valor [People of Value], our multi-platform program which provides recognition for employees from various hierarchical levels. In the “Colleague” category of the Gente de Valor program, any employee may provide recognition for a colleague, at any time, by sending virtual medals associated with Telefônica’s values. In Brazil, more than 47,400 thousand virtual medals were sent. The Valor em Qualidade [Value in Quality]) award recognizes the best initiatives to improve customer experience. There were approximately 100 projects enrolled and 7 teams recognized for their contributions. This year saw the launch of the Viva Tudo award, which recognized the best projects related to corporate strategies. The initiative involved more than 1,700 employees in 190 projects enrolled. We also reinforced the Gente de Valor - Gestor [People of Value - Manager] modality for all company’s stakeholders (Administrative, Stores, Call Center and Installation Technicians). This action gives public recognition to members of the teams by handing them a corporate gift.

In 2017, we saw the launch of the new intranet, a more updated platform that can be accessed from any place, at any time, and that can be customized according to the user’s profile. Through this channel, we published some 1,200 news, with 720 thousand views on average per year. Another communication highlight was the Direto do Presidente (Direct from the CEO) series, which put the employees closer to the senior management. This program was presented in three formats: Eduardo Responde (videos of the employees making questions do the CEO); Circuito Executivo (recording of the CEO’s business meetings in several regional offices) and Entrevista (chat in which the CEO comments on the financial results achieved in the quarter).

8.2. Remuneration

The Company adopts a salary structure and remuneration policies in line with the best practices in the market, with the purpose of attracting and retaining the best professionals in a highly competitive industry and recognizing their individual performance through the achievement of goals and results. Variable remuneration programs and a wide variety of benefits supplement the total remuneration package.

The total remuneration concept is paying a nominal salary in line with the average paid in the market by the companies with the most aggressive remuneration packages. In 2017, 4,811 professionals were promoted and 6,388 were given salary increases. A total of 11,199 professionals received a remuneration increase on top of the applicable legal adjustments.

8.3. Recruitment & Selection and Development Programs

Telefônica Brasil attracts and retains the best talents on the market through rigorous selection and development processes, supported by online Recruitment & Selection platforms and assessment tools appropriate for each level of complexity - from the operational level to the strategic level. In addition, we have an important Internal Recruitment process, which gives visibility and career opportunities to all employees. In all selection processes, Telefônica adopts actions that reduce inequality, are in line with the best diversity and inclusion practices, and reinforce our belief that all persons must be given equal treatment and access to opportunities.

In order to strengthen our positioning and leverage the attraction of talents of the new generation, we attend several university meetings. In 2017, we participated in four recruitment fairs, organized ten road shows, and broadcast four webinars with the participation of our executives, with impacting approximately 30 thousand potential candidates.

In 2017, we invested approximately R$67.2 million in education, with over 464 thousand employees and 331 thousand partners taking part in our training courses, providing a total of 2,179 thousand hours of training to employees and 2,077 thousand hours of training to partners, both in-class and online. We reinforced the role of digital education through the Success Factors portal, and 27% of the training actions were online.

Our corporate educational actions focused on promoting the digital mindset by rolling out the Digital Learning platform (a hub of online courses offered by educational partners on topics relating to innovation and technology, career and self-development). We have also fostered important drivers through the application of mandatory courses for all employees about compliance, data privacy and security, and promotion of our operation principles and responsible business. We continued to offer technical certifications that are important for our business, and subsidies for professional specialization and language courses.

For the third consecutive year, we held the Self-Development Week, which, in 2017, took place from November 6 to 10, and presented 84 actions (including lectures, talk shows, workshops and movie screenings) in 12 cities, with 4,626 participants. The actions focused on Digital Transformation and personal development, and were handled by external professionals, executives and experts of the Company, who shared their knowledge and information with the employees. The actions that took place at our head office in São Paulo were broadcast via streaming to all parts of Brazil. 6,581 users accessed the platform during the event, and the videos are still available for viewing at any time.

A new action launched in 2017 and specially designed to promote Digital Transformation was the “Digital Day.” The initiative is held by Digital Learning, and consists of one day of lectures and mini-workshops on current digital topics, in-person forums and live broadcasting.

In 2017, we held two versions of the Digital Day in São Paulo (one of them was conducted in the second day of the Self-Development Week), as well as four pocket versions in the regional offices (Belo Horizonte, Rio de Janeiro, Porto Alegre and Curitiba). Overall, the event was attended by 1,395 participants on-site and 3,274 participants via streaming.

Another highlight was the “Focus on the Customer” program, whose aim is to allow executives to experience the total customer experience, placing themselves in the customer’s situation and understanding the customer’s real needs. Since the launch of this program in October 2015, 283 employees have taken part in this action, scrutinizing our operations in a careful and creative manner. In 2017, the program was performed in the cities of Brasília, Curitiba, Porto Alegre, Recife, Rio de Janeiro, Salvador, Fortaleza, Belo Horizonte and São Paulo.

Recognizing the importance of attracting new talents for the sustainability and growth of our business, in 2017 we invested in three programs targeted at this audience:

  Telefônica Young Talents: with over 11 thousand applicants for Trainee positions, and almost 9 thousand for Intern positions, the program, which was resumed this year, selected 31 trainees and 40 interns to make up our staff, and has become an important source of attraction of talents to the Company. With a development trail of up to two years, the youths are prepared to work in the corporate environment and participate in projects that help them adapt to the organization’s culture.
  Young Leaders Programme: the purpose of this global initiative of Telefônica is to develop digital, transformation, and leadership skills of young talents from different operations of Telefónica Group worldwide. With a duration of two years, the program selects and qualifies youths through an extensive development program that includes training modules attended at Telefónica University, in Spain. Seven Brazilian youths graduated in the 2016 cycle, and 10 started the 2017 cycle.
  One Young World 2017: with focus on young audiences (aged up to 30), Telefônica selected 4 Brazilian young talents to represent the company in the forum that took place in Colombia. During 4 days, the youths were able to expand their networking, empower themselves, and develop solutions for some critical global problems.

We have also made great efforts to develop our leaderships, with on-site programs directed to several levels of our pipeline of Leaders, seeking to leverage our results and strengthen the company’s culture:

  Corporate Mentoring Program: this initiative was launched in 2017 with the purpose of boosting the development of leaders and preparing them for Telefônica’s current and future challenges. The program was attended by 30 instructors and 60 mentees who shared knowledge, exchanged insights, and expanded their networking. The result was a true bidirectional growth process.
  Leaders Academy: this initiative promotes the organization’s culture and strategy through a portfolio of courses that is constantly updated. Currently, it includes 20 material topics on leadership and business-related subjects. Held in 10 Brazilian cities, the Academy was attended by 2,867 participants from January to December 2017. Telefônica University (Barcelona): through international development programs, we strengthened our connection with Telefónica Group’s global strategy, and prepared our executives to face the challenges of the business. In 2017, we sent 184 leaders to the Telefônica University in Barcelona (including Vice-Presidents, Officers, Managers and Coordinators) to attend six different courses.
  Coaching Program: initiative focused on the development of executives. In 2017, based on the results of performance assessments, 18 executives were selected to attend Coaching sessions at consulting firms recognized on the market.

One of the main tools of the company, which supports the management of teams and drives the development plans of employees, is the Performance Assessment. With an eligible audience of 17,200 employees, it is intended for administrative professionals and managers. Through this tool, we can analyze, in a consistent and substantiated manner, the performance of the employees regarding the objectives established and the Company’s values. It also provides an opportunity for feedback and provides clear information on opportunities for improvement. The 2017 cycle started in the first half of the year, and will be completed in the beginning of 2018, when a final assessment will be made.

With a focus on the strategy and sustainability of the business, we conducted the Management Review, which aims at identifying the employees with potential to take over more complex positions, and mapping the future successors for Executive positions. The Management Review contributes to the systematic development of people, based on the goals of the business and individual needs, driving the development of leaders and teams, and making them more prepared to face the changing scenario in the industry. In 2017, 1,174 Division Manager and Section Manager positions were analyzed. This process included a performance assessment, and an assessment of potential (with subsidies from the Learning Agility method) and readiness.

8.4. Benefits

In 2017, we invested more than R$762 million in benefits for our professionals (33,622 employees in December 2017) including:

  R$260.3 million in health expenses (healthcare and occupational health);
  R$54.7 million invested in a Private Pension fund to which the Company also contributes a fixed percentage on behalf of its employees.

In the case of healthcare costs, the Company has an area dedicated to promoting occupational health and safety, operating throughout the national territory in 20 clinics in the major capital cities, seeing employees in their own workplace in a personalized and qualified manner. The clinics are duly equipped, with a medical and nursing team that provide integrated assistance.

Telefônica Brasil runs a Quality of Life Program based on four pillars (Caring, Protecting, Welcoming and Our Club), in tune with the global Feel-Good program, with its own portal on the corporate intranet; in 2017, it engaged in actions such as:

  Outpatient Centers: medical service with general practitioners, gynecologists and obstetricians working at in-company clinics: 87,516 thousand employees were assisted.
  The Feel-Good Nutrition Program: assistance to employees in the more populous administration buildings and call centers that have their own outpatient center; 11,740 thousand employees were assisted.
  Feel Good “Cuca Fresca” Program: psychological assistance in more populous administration buildings and call centers that have their own outpatient center; 6,853 thousand employees were assisted.
  “Conte Comigo” Program: psychological, legal and social assistance and financial advice offered to all administrative employees in all regions of Brazil.
  Physical Exercises at the Workplace: assistance to call center employees in the cities of Curitiba, Fortaleza and Maringá.
  Check-up Program: Test package for members of management in reference hospital to promote health.
  Flu vaccination program: nationwide vaccination with 33,956 thousand immunized employees and their dependents.
  Healthcare plan: Nationwide health benefits, reaching all employees, with rights to medical appointments, tests, urgency and hospitalization.
  Institutional partnership: with the Ministry of Health, government entities and NGOs in the following prevention and healthcare campaigns: Pink October and Blue November.
  Physiotherapy Program: assistance focused on functional health and treatments, with in-company preventive care. 2,840 thousand employees were assisted.
  Social Service Program: its purpose is to provide employees and their dependents with tools that support personal and corporate issues through welcoming, protection and counselling actions, contributing to social wellbeing. 776 employees were assisted.

Occupational Health and Safety

The Company has an area dedicated to Occupational Health and Safety, which, as required by law, is dedicated to safety, prevention of occupational accidents and occupational medical examinations, with nationwide presence, with professionals (Doctors, Engineers, Nurses and Safety Specialists) duly qualified in Occupational Health and Safety.

Telefônica Brasil invests in the knowledge of its employees through specific training in the Occupational Safety area with the purpose of creating a preventive vision, so that every operational employee will understand their own functions in accident prevention and take responsibilities for them, striving to find continuous improvement in working conditions.

In 2017, more than 29 thousand occupational tests were conducted, 43% of which were periodic tests, thus strengthening the labor capacity of Telefônica Brasil’s workforce.

With regard to activities with greater exposure to occupational risk, more than 11,440 employees attended legal training sessions provided for in the Company’s Occupational Safety normative resolutions and practices, totaling over 13,750 hours dedicated to qualification and recycling based on Regulating Standards in 2017.

Aiming at developing human behavior of employees engaged in operational activities, in 2017 we totaled over 46 thousand hours dedicated to DSS – Weekly Dialogue on Safety, with topics relating to operational employees working in field activities, including Installers, Repairers, Assistants, Telecomm Technicians, Cabling Professionals, and OSP Officials.

We renewed over 65 Telefônica Brasil Units, including CIPA (Internal Accidents Prevention Commission) management. More than 253 employees were elected by direct voting, and another 253 employees were appointed by the Company to support Occupational Safety in preventing occupational accidents.

In 2017, we dedicated more than 20 weeks (100 hours overall) to reviewing our internal Occupational Health and Safety processes in order to fulfill the requirements of the e-Social program of the federal government, which will be effective as from January 2018.

Still in 2017, the Occupational Safety area structured the SST action model for application in the Management of Allies, establishing procedures for inspections, review of documents and checklist. Indicators were also implemented to follow up on and manage occupational accidents on a monthly basis.

Under the topic Proteja-se e aproveite o seu tempo vivendo (Protect yourself and enjoy your time by living), in 2017 we conducted the 1st SIPAT (Internal Occupational Accidents Prevention Week), in compliance with NR-5 Normative Ruling, in integration with all regional offices in Brazil, with over 400 hours dedicated to planning. Over 13,500 employees were involved in occupational health and safety actions. 18,000 gifts were distributed in more than 150 Brazilian cities, with over 350 participating units, and more than 20 thousand hours dedicated to the prevention of accidents during the SIPAT week.

8.5. Employee Profile

Broken Down by Age Group

Broken Down by Time of Service:

Broken Down by Gender – 2017

18% of all Executive Officers are women.

Broken Down by Macro Function

9. Sustainability

Applying sustainability in our strategy allows us to identify the opportunities offered by new technologies to create value for society and effectively manage the impacts that are inherent to our activity, making our business ever more responsible.

In order to guarantee effective implementation of this strategy in our actions, we consider the views of our staff and other stakeholders, endeavoring to create shared value, participating in the development of persons and society. In this way, we connect the objectives of sustainability with business development and management, incorporating processes and targets, so that they become an integral part of Telefônica’s DNA.

The conduction of new business is guided by our “We choose everything” strategy, which establishes the targets and commitments to be achieved until 2020. This implies acting with integrity, transparency, and undertaking sustainable development commitments. This is why Telefónica Group developed its Global Responsible Business Plan, which is grounded on the seven pillars below:

  Promise to Client and Digital Trust.
  Sustainability Management in the Supply Chain
  Diversity and Talent Management
  Environment
  Sustainable innovation
  Contribution to Progress
  Ethics

In line with these commitments, Telefônica Brasil addresses the most relevant and priority business topics through projects and targets that involve all Company areas, in the scope of our Responsible Business Plan. The seven pillars above were identified through a structured process of consultation and engagement of our stakeholders. In 2016, 87% of the targets defined by Telefônica Brasil were achieved. The projects not completed in 2016 continued in the following year, and are being developed in order to be completed. In 2017, we reviewed our Responsible Business Plan and defined new targets for our business. The audited results will be disclosed in the 2017 Sustainability Report.

In an increasingly connected world, our business boosts the communication among people and the exchange of information and data, enabling connecting of ideas and projects that contribute to local and regional sustainable development. Simultaneously, topics such as climate change, diversity, digital security, and others, are increasingly important for society, and they may change the way we relate to our customers and other agents of our value chain. For this reason, we are open to dialogue with our stakeholders, and connected to key global initiatives that propose solutions for the world’s social and environment dilemmas.

We are committed, for example, to the SDGs (Sustainable Development Goals), proposed by the UN to guide national policies and engage organizations worldwide in challenges such as the eradication of poverty, the fight against climate change and the conservation of natural resources. Our business model includes a reflection on how to take direct actions to reach these goals.

We actively participate in, and are signatories to, other important initiatives that also contribute to sustainable development. They include:

Pacto Global

United Nations initiative to stimulate companies to adopt corporate social responsibility and sustainability policies through the adoption of ten principles related to human rights, labor, environment and corruption.

Carbon Disclosure Project (CDP)

This project gathers companies’ global environmental performance indicators to help investors with decision making processes. It supports organizations all over the world in measuring carbon emissions and effectively reducing them, stimulating an economy that is more focused on the rational use of energy and renewable matrices.

GHG Protocol

This tool stimulates a corporate culture to prepare and disclose greenhouse gas (GHG) emissions inventories. We have published our inventory on a yearly basis since 2010, and we have been awarded the Gold Seal in the past five years.

Women’s Empowerment Principles

In 2016, we signed the commitment created by UN Women and by the Global Compact, which lays down seven principles that help companies incorporate values and practices that aim at gender equality.

As another parameter for continuing improvement and incorporation of sustainability to strategic process, we use the model suggested by the Business Sustainability Index (ISE), with indicators monitored by the Company.

In 2017, Telefônica Brasil was included, for the sixth consecutive year, in the B3 Business Sustainability Index, which includes the shares of 34 companies recognized for their sustainability performance. This was a pioneering initiative in Latin America, launched in 2005 to establish an investment environment compatible with the demands made by sustainable development and stimulate ethics in corporations.

Telefônica Brasil’s Environmental Management System holds the ISO 14001:2015 certification. This system encompasses processes relating to planning, implementation, maintenance, operation, and decommissioning of mobile and landline networks. Through our environmental management, we strengthen the commitments provided for in the Environmental Policy and improve our internal controls, reducing the impacts and risks relating to this topic.

Once a year, the Company publishes its Annual Sustainability Report, prepared in accordance with the international standards laid down by the Global Reporting Initiative (GRI). A copy of this report is available at the Sustainability area of our site www.telefonica.com.br or on the Company’s Investor Relations site www.telefonica.com.br/ri.

9.1.  Sustainability Governance

In order to ensure responsible management in our activities, always in tune with values such as equilibrium, transparency, responsibility, efficiency and innovation, our principal role is to contribute to increasing the presence of sustainability in our business model. Telefônica Brasil has a Sustainability area that has a local reporting line and an interface for strategic alignment with the area responsible for global management of this subject at Telefónica Group. Accordingly, we are able to boost local investments by involving and engaging all corporate and operating areas, as well as to exchange knowledge and experiences with other Telefônica companies worldwide, thus enabling quick capturing of trends and innovating on the national level.

For further information, see our Sustainability Report available at Telefônica Brasil website: www.telefonica.com.br

9.2. Private social investment

The Telefônica Vivo Foundation, which is responsible for Vivo’s social projects, believes in educational innovation as a means to inspire new paths for Brazil’s development based on education. Guided by innovation and willingness to contribute to a future with more opportunities for all, the Foundation develops projects that use technology to generate new teaching-learning methods and encourage social entrepreneurship and citizenship. Operating since 1999, it is part of a network made up of other 17 Telefônica Group foundations located in Europe and Latin America.

In 2017, we benefited approximately 1.2 million people and invested R$64 million.

Pillars of action of Telefônica Vivo Foundation

Education - Profuturo

We encourage the development of multidisciplinary skills by betting on digital fluency, development of educators, and creation of new contents to support students, teachers and schools to get closer to the competencies of the twenty-first century.

Social Entrepreneurship

We stimulate social entrepreneurship with the main purpose of creating empowerment opportunities for young people, so that they can search for solutions to improve their lives and communities.

Citizenship

We believe that technology-related social actions are the entry gates for people to recognize their social roles and power.

Knowledge Base

We generate and share quality and free knowledge through publications, documentaries and research.

To learn more about Telefônica Vivo Foundation, go to: www.fundacaotelefonica.org.br

10.  Outlook

It is expected that the steady pace of the economic recovery will continue to guide the recovery of the telecommunications industry. New consumption standards, greater automation, and customers demanding more quality should guide the sector’s behavior. In this context, Telefônica Brasil is well placed to continue to understand and assist more than 97 million customers with growing quality, a pillar that we regard as essential for maintaining our leadership in the telecommunications market.

BOARD OF EXECUTIVE OFFICERS

Eduardo Navarro de Carvalho

Chief Executive Officer

David Melcon Sanchez-Friera

Chief Financial and Investor Relations Officer

Breno Rodrigo Pacheco de Oliveira

General Secretary and Legal Counsel

Carlos Cesar Mazur

Accountant – CRC – 1PR-028067

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 26, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director